UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2021

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	001-37624	72-1532188
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7701 East Kellogg Drive, Suite 300 Wichita, KS	67207
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 316.612.6000

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A, Common Stock, par value $0.01 per share	EQBK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

☐  If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Reorganization

On May 14, 2021, Equity Bancshares, Inc. (the “Company”), a Kansas corporation and the parent company of Equity Bank (“Equity Bank”), a Kansas state bank, entered into an Agreement and Plan of Reorganization (the “Agreement”), by and among the Company, Greyhound Merger Sub, Inc. (“Merger Sub”), a Kansas corporation and a wholly owned subsidiary of the Company, and American State Bancshares, Inc. (“ASB”), a Kansas corporation and the parent company of American State Bank and Trust Company (“American State Bank”), a Kansas state bank.

Subject to the terms and conditions set forth in the Agreement, Merger Sub will merge with and into ASB (the “Merger”), with ASB surviving as a wholly owned subsidiary of the Company. Immediately following the Merger, the Company will cause ASB to merge with and into the Company, with the Company surviving (the “Second Step Merger”). Following the Second Step Merger, or at such later time as the Company may determine, American State Bank will merge with and into Equity Bank, with Equity Bank surviving.

Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger, each outstanding share of common stock, par value $10.00 per share, of ASB (“ASB Common Stock”), will be converted into the right to receive, without interest, (i) 2.4656 shares of the Company’s Class A common stock, par value $0.01 per share (“Common Stock”), assuming that 1,008,288 shares of ASB Common Stock are outstanding as of the effective time of the Merger; provided that such number of shares may be adjusted based on the number of shares of ASB Common Stock outstanding as of the effective time of the Merger and may be reduced in the event ASB does not deliver a minimum of $60,537,298 (the “Minimum Equity”) of consolidated capital, surplus and retained earnings accounts less all intangible assets, and adjusted to reflect certain merger costs, income and other specified items described in the Agreement (“ASB Equity”), and (ii) its pro rata share of an amount of cash, if any, by which the ASB Equity, calculated prior to the closing of the Merger, exceeds the Minimum Equity, subject to an aggregate cap of $3,500,000 that may be paid to all holders of ASB Common Stock.

At the effective time of the Merger, each outstanding share of Series C Variable Rate Cumulative Perpetual Preferred Stock, par value $100.00 per share (the “ASB Preferred Stock”), of ASB will be converted into the right to receive, without interest, $100.00. The aggregate consideration payable to the holders of the ASB Preferred Stock is expected to be and is capped at $6,600,000.

The Agreement contains customary representations and warranties from both the Company and ASB, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Agreement and the closing of the Merger, ASB’s obligation to recommend that its stockholders approve the Agreement and the transactions contemplated thereby, and ASB’s non-solicitation obligations relating to alternative acquisition proposals.

Pursuant to the terms of the Agreement, at or promptly following the effective time of the Merger, EQBK will add one director, mutually agreed by EQBK and ASB, to its board of directors, which is expected to be Lee Borck, and three mutually agreed directors to the board of directors of Equity Bank.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) subject to certain exceptions, the accuracy of the representations and warranties of each party, (2) performance in all material respects by each party of its obligations under the Agreement, (3) the delivery of required closing documents, (4) approval of the Agreement by ASB’s stockholders, (5) receipt of required regulatory and other third-party consents or approvals, (6) the absence of any statute, rule, regulation, order, injunction or other action prohibiting the consummation of the Merger, (7) the Registration Statement on Form S-4 (the “Registration Statement”) becoming effective under the Securities Act of 1933, as amended, (8) authorization for listing on the NASDAQ of the shares of Common Stock to be issued in the Merger, (9) each party’s receipt of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (10) the assumption by EQBK of certain of obligations with respect to ASB’s trust preferred securities. The Company’s obligation to complete the Merger is also subject to, among other things, (A) the ASB Equity, after adjusting for the items specified in the Agreement, being at least $54,483,568, and (B) holders of not more than 5% of the outstanding shares of ASB Common Stock and ASB Preferred Stock having duly exercised their dissenters’ rights.

The Agreement provides certain termination rights for both the Company and ASB and further provides that upon termination of the Agreement under certain circumstances, a termination fee of $3,500,000 will be payable by ASB to the Company. The Agreement also provides that ASB may terminate the Agreement if, subject to the terms of the Agreement, both (i) the volume weighted average price per share of the Company’s Common Stock during the twenty trading day period ending on the close of trading on the business day prior to the last day of the month immediately preceding the month during which the closing date occurs is less than $23.672, and (ii)

the Company’s Common Stock underperforms the KBW NASDAQ Regional Banking Index (KRX) by more than 20% (the “VWAP Termination Right”). If ASB exercises the VWAP Termination Right, it would not receive any termination fee or any other amounts from the Company.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding the Company or ASB, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, ASB, their respective affiliates or their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement that will include a proxy statement of ASB and a prospectus of the Company, as well as in the Form 10-K, Forms 10-Q, Forms 8-K and other filings that the Company makes with the Securities and Exchange Commission (the “SEC”).

ASB Voting Agreement. In connection with entering into the Agreement, the Company entered into a Voting Agreement with ASB, Brad S. Elliott, as proxy, and certain stockholders of ASB (the “ASB Voting Agreement”). The stockholders that are party to the ASB Voting Agreement beneficially own in the aggregate approximately 15.3% of the outstanding shares of ASB Common Stock and 90.9% of the outstanding shares of the ASB Preferred Stock. The ASB Voting Agreement requires, among other things, that the stockholders party thereto vote all of their shares of ASB Common Stock and ASB Preferred Stock in favor of the Merger and the other transactions contemplated by the Agreement and against alternative transactions and generally prohibits them from transferring their shares of ASB prior to the termination of the ASB Voting Agreement. The ASB Voting Agreement will terminate upon the earlier of the termination of the Agreement in accordance with its terms or the completion of the transactions contemplated by the Agreement.

The foregoing description of the ASB Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the ASB Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

ASB Director Support Agreement. In connection with entering into the Agreement, certain directors of ASB have entered into a Director Support Agreement with the Company (the “ASB Director Support Agreement”) pursuant to which they agreed to support the transaction and to certain additional restrictive covenants.

The foregoing description of the ASB Director Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the ASB Director Support Agreement, which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Item 7.01	Other Events.

On May 17, 2021, the Company issued a press release announcing the execution of the Agreement. A copy of the press release is furnished as Exhibit 99.1 and is incorporated by reference herein. On May 17, 2021, the Company also provided supplemental information regarding the proposed transactions in connection with a presentation to analysts and investors. A copy of the investor presentation is furnished as Exhibit 99.2 and is incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, unless specifically identified therein as being incorporated therein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following are exhibits to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization, dated May 14, 2021, by and among Equity Bancshares, Inc., Greyhound Merger Sub, Inc., and American State Bancshares, Inc.*

10.1	Form of Voting Agreement, dated as of May 14, 2021, by and among Equity Bancshares, Inc., Brad S. Elliott, American State Bancshares, Inc. and the stockholders party thereto.

10.2	Form of Director Support Agreement, dated as of May 14, 2021, by and among Equity Bancshares, Inc. and the directors party thereto.

99.1	Press Release, dated May 17, 2021.

99.2	Investor Presentation, dated May 17, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. EQBK agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of the Company’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and the Company’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “assume,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, the Company cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from the Company’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, the business of ASB experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by either the Agreement; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2021 and any updates to those risk factors set forth in the Company’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, the Company cannot assess the impact of each factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on the Company’s behalf may issue.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 to register the shares of the Company’s Common Stock to be issued to the stockholders of ASB. The registration statement will include a proxy statement/prospectus, which will be sent to the stockholders of ASB seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ASB AND THE PROPOSED TRANSACTION.

The documents filed by the Company with the SEC may be obtained free of charge at the Company’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

Participants in the Transaction

The Company, ASB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ASB’s stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2021 annual meeting of stockholders filed with the SEC on Schedule 14A on March 18, 2021, and the Company’s annual report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 9, 2021. Free copies of these documents may be obtained free of charge as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITY BANCSHARES, INC.

DATE: May 17, 2021	By:	/s/ Eric R. Newell
Eric R. Newell
Executive Vice President and Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

EQUITY BANCSHARES, INC.,

GREYHOUND MERGER SUB, INC.

AND

AMERICAN STATE BANCSHARES, INC.

Dated as of May 14, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

EXHIBITS

Exhibit “A”	Form of Voting Agreement

Exhibit “B”	Form of Director Support Agreement

Exhibit “C”	Form of Bank Merger Agreement

Exhibit “D”	Form of Director Release

Exhibit “E”	Form of Officer Release

-i-

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is effective as of May 14, 2021, by and among Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), Greyhound Merger Sub, Inc. (“Merger Sub”), a Kansas corporation and wholly-owned subsidiary of EQBK, and American State Bancshares, Inc. (“ASB”), a Kansas corporation and registered bank holding company under the BHCA.

RECITALS

WHEREAS, EQBK owns all of the common stock of Equity Bank, a Kansas state bank with its principal office in Andover, Kansas (“Equity Bank”);

WHEREAS, ASB owns all of the common stock of American State Bank & Trust Company, a Kansas state bank with its principal office in Wichita, Kansas (the “Bank”);

WHEREAS, the Board of Directors of EQBK (the “EQBK Board”) and the Board of Directors of ASB (the “ASB Board”) have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement;

WHEREAS, EQBK will acquire ASB through the merger of Merger Sub, with and into ASB (the “Merger”), with ASB surviving as a wholly-owned subsidiary of EQBK and immediately following, and in connection with and an integral part of, the Merger, EQBK will cause ASB to be merged with and into EQBK, with EQBK surviving the merger (the “Second Step Merger” and together with the Merger, the “Integrated Mergers”), and immediately following the Second Step Merger, or at such later time as EQBK may determine, EQBK will cause the Bank to be merged with and into Equity Bank, with Equity Bank surviving the merger (the “Bank Merger”);

WHEREAS, it is intended that the Integrated Mergers together will be treated as a reorganization under Section 368(a) of the Code, and the rules and regulations promulgated thereunder and that this Agreement constitutes and is hereby adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code and the applicable regulations;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, certain shareholders of ASB have each entered into a Voting Agreement in the form attached hereto as Exhibit “A” (the “Voting Agreement”), whereby such shareholders of ASB have agreed to vote the shares of ASB Stock (as defined below) owned by them in favor of this Agreement, the Merger and the transactions contemplated hereby and thereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement for EQBK to enter into this Agreement, certain of the directors of ASB have entered into Director Support Agreements in the form attached hereto as Exhibit ”B” (the “Director Support Agreement”) in connection with the Merger; and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby:

AGREEMENT

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties, intending to be legally bound, undertake, promise, covenant and agree with each other as follows:

ARTICLE I

THE MERGER

Section 1.01 Merger of Merger Sub with and into ASB. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub will merge with and into ASB in accordance with Section 17-6701 of the Kansas General Corporation Code (the “KGCC”). ASB will be the surviving corporation in the Merger (the “Surviving Corporation”) and will continue its corporate existence under the KGCC as a wholly-owned subsidiary of EQBK. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

Section 1.02 Effects of the Merger. The Merger will have the effects set forth in the KGCC. The name of the Surviving Corporation will be “American State Bancshares, Inc.”

Section 1.03 Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation and bylaws of ASB, as in effect immediately before the Effective Time, will be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided by Law.

Section 1.04 Directors and Officers. The directors and officers, respectively, of Merger Sub at the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation or as otherwise provided by Law.

Section 1.05 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of EQBK, Merger Sub, ASB or any holder of record of the following securities:

(a) Each share of Class A common stock, par value $0.01 per share, of EQBK (“EQBK Class A Stock”) and Class B common stock, par value $0.01 per share of EQBK (“EQBK Class B Stock”), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding and shall not be affected by the Merger.

(b) Each share of Series C Variable Rate Cumulative Perpetual Preferred Stock, par value $100.00, of ASB (“ASB Series C Preferred Stock”) issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares and Dissenting Shares, shall cease to be outstanding and shall automatically be converted into and become the right to receive, without interest, $100.00 (such per share amount, “Preferred Stock Consideration”); provided, that the aggregate Preferred Stock Consideration shall be limited to $6,600,000 and EQBK shall pay no more than such amount in the aggregate to the holders of the ASB Series C Preferred Stock.

(c) Each share of common stock, par value $10.00 per share, of ASB (the “ASB Common Stock”) issued and outstanding immediately prior to the Effective Time, except for the Cancelled Shares and Dissenting Shares, shall cease to be outstanding and shall automatically be converted into and become the right to receive, without interest, the following:

(i) a number of shares of EQBK Class A Stock equal to the Exchange Ratio; and

(ii) the Per Share Contingent Cash Consideration, if any (the aggregate consideration described in clauses (i) and (ii), such per share amount, the “Common Consideration”).

(d) At the Effective Time, all of the shares of ASB Series C Preferred Stock and ASB Common Stock (together, the “ASB Stock”) converted into the right to receive the Merger Consideration pursuant to this Section 1.05 shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each certificate that immediately prior to the Effective Time represented any such shares of ASB Stock shall thereafter represent only the right to receive (i) the applicable Merger Consideration, (ii) cash in lieu of a fractional share which the shares of ASB Common Stock have been converted pursuant to Section 1.05(c), and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to this Agreement, in each case without any interest thereon.

(e) Any shares of ASB Stock that are owned immediately prior to the Effective Time by ASB (including any treasury shares), EQBK or their respective Subsidiaries (other than (i) shares of ASB Stock held, directly or indirectly, in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares of ASB Stock held in respect of a debt previously contracted) shall be cancelled and extinguished without any conversion thereof or consideration therefor (the “Cancelled Shares”).

(f) No certificates representing a fractional share of EQBK Class A Stock shall be issued by EQBK. In lieu of any fractional share, each holder of ASB Common Stock entitled to a fractional share, upon surrender of such shares of ASB Common Stock, shall be entitled to receive from EQBK an amount in cash (without interest), payable in accordance with Section 1.07, rounded to the nearest cent, determined by multiplying the fractional share by $29.59.

(g) Notwithstanding anything to the contrary herein, if, between the date hereof and the Effective Time, the outstanding shares of EQBK Class A Stock or EQBK Class B Stock increase, decrease, change into or are exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the Exchange Ratio shall be appropriately and proportionately adjusted so that each holder of ASB Common Stock shall be entitled to receive the Common Consideration in such proportion as it would have received if the record date for such Share Adjustment had been immediately after the Effective Time.

(h) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 1.06 Calculation of Consideration. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(a) “Adjusted Equity” means the sum of: (i) ASB’s capital and surplus attributable to the ASB Common Stock (for the avoidance of doubt, no amount shall be included in this calculation for any preferred stock of ASB) and retained earnings accounts calculated as of the Calculation Date and in accordance with generally accepted accounting principles of the United States (“GAAP”) consistently applied; minus (ii) the sum of all of ASB’s intangible assets as of the Calculation Date; minus (iii) all ASB Merger Costs that have been or will be incurred through the Closing Date which have not been accrued or paid by ASB or the Bank on or prior to the Calculation Date; plus (iv) seventy-nine percent (79.0%) of the sum of all origination fees on loans made by the Bank under the Small Business Administration’s Paycheck Protection Program (“PPP”) that have not been recognized as earned income on or prior to the Calculation Date (even if such fees would not otherwise be recognized by the Bank as earned income under GAAP); plus (v) seventy-nine percent (79.0%) of the Aggregate Scheduled Loan Excess Proceeds; plus (vi) the product of the Per Diem multiplied by the number of days from, but excluding, the Calculation Date to, but excluding, Closing Date.

(b) “ASB Common Stock Per Share Value” means an amount equal to the quotient of (i) difference of (A) $73,563,000, minus (B) the Equity Adjustment, divided by (ii) the number of shares of ASB Common Stock issued and outstanding immediately prior to the Effective Time.

(c) “Calculation Date” means the last day of the month immediately preceding the month during which the Closing Date occurs, or such other date as mutually agreeable to the parties hereto.

(d) “Aggregate Schedule Loan Excess Proceeds” means the aggregate amount of the Scheduled Loan Excess Proceeds attributable to the Scheduled Loans; provided, that such amount shall not exceed $2,000,000.

(e) “ASB Merger Costs” means (i) the cost of terminating any employment related agreements and obligations (including any non-competition agreements, option agreements or equity based plans); (ii) the transaction costs, fees and expenses (including, without limitation, all legal, accounting, and financial advisory fees and expenses, including any cost to obtain any opinion as to the financial fairness of the Merger) incurred by ASB; (iii) the payments owed by ASB to those employees and in such amounts listed on Confidential Schedule 1.06(e), including, without limitation any severance, stay-pay or retention bonus amounts or change in control payments not being paid by EQBK (all of which shall be reflected on Confidential Schedule 1.06(e) including the name of the recipient, the amount of such payment and with respect to any stay-pay or retention bonus arrangements, the date through which the recipient must remain employed by the Surviving Corporation to receive the stay-pay or retention bonus amount); (iv) a mutually agreeable estimate of the cost of obtaining a determination letter from the IRS in connection with the termination of a Retirement Plan; (v) any federal or state income Tax obligations, franchise Tax obligations or real property Tax obligations incurred prior to the Effective Time; (vi) the accrual or payment of all of the costs, fees, expenses, contract payments and penalties or liquidated damages necessary to be paid by ASB in connection with any contract termination required pursuant to this Agreement, including, without limitation, all costs, fees, deconversion fees, expenses, contract payments and penalties or liquidated damages associated with the termination of the data processing, technology and other contracts contemplated by Section 5.15 hereof; (vii) any unrealized gains or any unrealized losses (as the case may be) in ASB’s securities portfolio or financial instruments due to mark-to-market adjustments required by GAAP as of the Calculation Date; (viii) a mutually agreeable estimate of the cost of preparing any required federal and state income Tax Returns of ASB; (ix) any accrued and unpaid dividends on the ASB Series C Preferred Stock through the date immediately preceding the Closing Date; (x) the Phantom Stock Cost and any other costs to paid in connection with termination of the ASB Phantom Stock Plans and cashing out all of the ASB Phantom Stock (but excluding for this purpose any Per Share Contingent Cash Consideration paid as part of the Phantom Stock Cost); (xi) any amount required to be added to ASB’s allowance for loan losses to comply with Section 5.04(k); and (xii) any other amounts mutually agreed upon in writing by EQBK and ASB. For the avoidance of doubt, ASB shall pay or fully accrue all ASB Merger Costs as of the Calculation Date, including mutually agreeable estimates of all ASB Merger Costs to be paid after the Calculation Date, and ASB’s accrued tax liabilities and expenses as of the Calculation Date shall be calculated for purposes of the Adjusted Equity after deduction of all such ASB Merger Costs to the extent such ASB Merger Costs are deductible for tax purposes. In addition, any dividends (whether paid or declared) by ASB shall have been recorded by ASB as a reduction of Adjusted Equity.

(f) “Equity Adjustment” means an amount equal to the product of (i) 0.85, multiplied by (ii) the difference of (A) Minimum Equity, minus (B) Adjusted Equity; provided, that if the amount of the Adjusted Equity is greater than the Minimum Equity, then the Equity Adjustment shall be zero.

(g) “Excess Equity” means an amount equal to the difference of (i) Adjusted Equity, minus (ii) Minimum Equity; provided, that (x) if the amount of the Minimum Equity is greater than the Adjusted Equity, then the Excess Equity shall be zero, and (y) if the Excess Equity would be greater than $3,500,000 pursuant to the foregoing formula, then the Excess Equity shall be limited to $3,500,000.

(h) “Exchange Ratio” means a number of shares of EQBK Class A Stock, rounded to the nearest ten thousandth of a share, equal to the quotient of (i) the ASB Common Stock Per Share Value, divided by (ii) $29.59.

(i) “Minimum Equity” means $60,537,298.

(j) “Per Share Contingent Cash Consideration” means an amount equal to the quotient of (i) Excess Equity, divided by (ii) the sum of (A) the number of shares of ASB Common Stock issued and outstanding immediately prior to the Effective Time, plus (B) the number of shares of ASB Phantom Stock issued and outstanding immediately prior to the Effective Time. For the avoidance of doubt, the aggregate Per Share Contingent Cash Consideration payable on all shares of ASB Common Stock and the ASB Phantom Stock shall not exceed $3,500,000.

(k) “Scheduled Loans” means the loans listed on Confidential Schedule 1.06(k).

(l) “Scheduled Loan Excess Proceeds” means with respect to a Scheduled Loan, an amount equal to the product of (i) the “Credit Mark” set forth on Confidential Schedule 1.06(k) applicable to such Scheduled Loan, multiplied by (ii) the difference of (A) 1.0, minus (B) the quotient of (x) the Scheduled Loan Final Balance of such Scheduled Loan, divided by (y) the “Starting Balance” of such Scheduled Loan set forth on Confidential Schedule 1.06(k); provided that if the Scheduled Loan is paid in full or sold in its entirety, then the Scheduled Loan Excess Proceeds will be an amount equal to the “Credit Mark” for such Scheduled Loan set forth on Confidential Schedule 1.06(k).

(m) “Scheduled Loan Final Balance” shall mean an amount with respect to each Scheduled Loan calculated as of the Calculation Date equal to the difference of (i) the “Starting Balance” of such Scheduled Loan set forth on Confidential Schedule 1.06(k), minus (ii) the amount of any participation sold with respect to such Scheduled Loan, minus (iii) the amount of any unscheduled principal payments not made in the ordinary course of business that are in excess of the required principal payment under the terms of the Scheduled Loan; provided, that (x) in the event that any Scheduled Loan is paid in full or sold in its entirety, then the Scheduled Loan Final Balance shall be $0, and (y) except as set forth on Confidential Schedule 1.06(k), regular scheduled principal payments made on a Scheduled Loan shall not reduce the Starting Balance.

Section 1.07 Exchange Procedures.

(a) ASB Common Stock Exchange Procedures:

(i) Prior to the Effective Time, EQBK shall appoint an exchange agent (the “Exchange Agent”) to act as the exchange agent hereunder with respect to the ASB Common Stock.

(ii) At or prior to the Effective Time, EQBK shall deposit with or make available to the Exchange Agent, for the benefit of the holders of Common Certificates, for exchange in accordance with this Section 1.07(a), (i) certificates or, at EQBK’s option, evidence of shares in book entry form, representing the shares of EQBK Class A Stock, to be issued pursuant to Section 1.05(c), (ii) cash in an amount sufficient to pay the aggregate Per Share Contingent Cash Consideration, if any, and (iii) cash in an amount sufficient to pay cash in lieu of any fractional shares (such shares of EQBK Class A Stock and cash described in the foregoing clauses (i) and (ii), the “Exchange Fund”).

(iii) As promptly as practicable after the Effective Time, but in no event later than ten (10) Business Days thereafter, and subject to the receipt by the Exchange Agent of a list of ASB’s shareholders in a format that is reasonably acceptable to the Exchange Agent, EQBK shall cause the Exchange Agent to mail to each holder of record immediately prior to the Effective Time of certificates (other than with respect to Cancelled Shares and Dissenting Shares) representing shares of ASB Common Stock (each, a “Common Certificate”, it being understood that any reference herein to “Common Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of ASB Common Stock), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Common Certificate shall pass, only upon delivery of such Common Certificate (or an affidavit of loss in lieu of such Common Certificate and, if reasonably required by EQBK or the Exchange Agent, the posting by such holder of ASB Common Stock of a bond in such amount as EQBK may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Common Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the agreement with the Exchange Agent (the “Common Letter of Transmittal”) and (ii) instructions for use in surrendering each Common Certificate in exchange for the Common Consideration, any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07(a). The ASB shareholders will be entitled to receive their Common Consideration only after receipt by the Exchange Agent of a properly completed Common Letter of Transmittal. If a Common Letter of Transmittal contains an error, is incomplete or is not accompanied by all appropriate Common Certificates, then the Exchange Agent will notify that ASB shareholder promptly of the need for further information or documentation.

(iv) Within seven (7) Business Days after surrender to the Exchange Agent of its Common Certificate or Common Certificates, accompanied by a properly completed Common Letter of Transmittal, or within seven (7) Business Days after the Effective Time for any uncertificated shares of ASB Common Stock held of record in book-entry form (subject to receipt of any customary tax documentation that may be reasonably requested by the Exchange Agent), the Exchange Agent shall deliver to such holder of ASB Common Stock the Common

Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid with respect to each share of ASB Common Stock represented by the Common Certificate, and each Common Certificate surrendered will be cancelled. EQBK may, at its option, deliver any shares of EQBK Class A Stock in book-entry form. Until so surrendered, each Common Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Common Consideration and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor upon surrender of such Common Certificate in accordance with this Section 1.07(a), and any dividends or distributions to which such holder is entitled pursuant to this Section 1.07(a).

(v) No dividends or other distributions with respect to EQBK Class A Stock shall be paid to the holder of any unsurrendered Common Certificate with respect to the shares of EQBK Class A Stock represented thereby, in each case unless and until the surrender of such Common Certificate in accordance with this Section 1.07. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Common Certificate in accordance with this Section 1.07, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of EQBK Class A Stock represented by such Common Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of EQBK Class A Stock represented by such Common Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the EQBK Class A Stock issuable with respect to such Common Certificate.

(vi) In the event of a transfer of ownership of a Common Certificate representing ASB Common Stock prior to the Effective Time that is not registered in the stock transfer records of ASB, the shares of EQBK Class A Stock and any cash in lieu of a fractional share of EQBK Class A Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Common Certificate so surrendered is registered if the Common Certificate formerly representing such ASB Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Common Certificate or establish to the reasonable satisfaction of EQBK and the Exchange Agent that the Tax has been paid or is not applicable.

(vii) EQBK and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to this Agreement to any Person such amounts as EQBK or the Exchange Agent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by EQBK or the Exchange Agent, as the case may be, and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by EQBK or the Exchange Agent, as the case may be.

(viii) Any portion of the Exchange Fund that remains unclaimed by the shareholders of ASB at the expiration of six (6) months after the Effective Time shall be paid to EQBK. In such event, any former shareholders of ASB who have not theretofore complied with this Section 1.07 shall thereafter look only to EQBK with respect to the payment of the shares of EQBK Class A Stock, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the EQBK Class A Stock deliverable in respect of each share represented by a Common Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

(ix) Any other provision of this Agreement notwithstanding, none of EQBK, the Surviving Corporation or the Exchange Agent shall be liable to a holder of ASB Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(b) ASB Series C Preferred Stock Exchange Procedures:

(i) No later than five (5) Business Days prior to the Closing Date, and subject to the receipt by EQBK of a list of the holders of the ASB Series C Preferred Stock in a format that is reasonably acceptable to EQBK, EQBK shall cause Equity Bank to deliver to each holder of record of certificates (other than with respect to Cancelled Shares and Dissenting Shares) representing shares of ASB Series C Preferred Stock (each, a “Preferred Certificate”, it being understood that any reference herein to “Preferred Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of ASB Series C Preferred Stock), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Preferred Certificate shall pass, only upon delivery of such Preferred Certificate (or an affidavit of loss in lieu of such Preferred Certificate and, if reasonably required by EQBK or Equity Bank, the posting by such holder of ASB Series C Preferred Stock of a bond in such amount as EQBK may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Preferred Certificate)) to Equity Bank and shall be substantially in such form and have such other provisions as shall be prescribed by the agreement with Equity Bank (the “Preferred Letter of Transmittal”), and (ii) instructions for use in surrendering each Preferred Certificate in exchange for the Preferred Consideration. The holders of ASB Series C Preferred Stock will be entitled to receive their Preferred Consideration only after receipt by Equity Bank of a properly completed Preferred Letter of Transmittal. If a Preferred Letter of Transmittal contains an error, is incomplete or is not accompanied by all appropriate Preferred Certificates, then Equity Bank will notify that ASB shareholder promptly of the need for further information or documentation.

(ii) With respect to any (A) Preferred Certificate surrendered to Equity Bank prior to the Effective Time that is accompanied by a properly completed Preferred Letter of Transmittal, Equity Bank shall pay on the first Business Day after the Closing Date to such holder of ASB Series C Preferred Stock the Preferred Consideration with respect to each share of ASB Series C Preferred Stock represented by the Preferred Certificate, and (B) Preferred Certificate surrendered to Equity Bank after the Effective Time that is accompanied by a properly completed Preferred Letter of Transmittal, Equity Bank shall pay within five (5) Business Days after surrender to Equity Bank to such holder of ASB Series C Preferred Stock the Preferred Consideration with respect to each share of ASB Series C Preferred Stock represented by the Preferred Certificate. Each Preferred Certificate surrendered to Equity Bank will be cancelled; provided, that any Preferred Certificate surrendered prior to the Effective Time shall not be cancelled until after the Effective Time and in the event this Agreement is terminated pursuant to Section 9.03, all Preferred Certificates in the possession of Equity Bank shall be returned to the record holder of such Preferred Certificate. Until so surrendered, each Preferred Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Preferred Consideration to be paid in consideration therefor upon surrender of such Preferred Certificate in accordance with this Section 1.07(b).

(iii) In the event of a transfer of ownership of a Preferred Certificate representing ASB Series C Preferred Stock prior to the Effective Time that is not registered in the stock transfer records of ASB, the Preferred Stock Consideration to be paid in consideration therefor shall be paid in exchange therefor to a person other than the person in whose name the Preferred Certificate so surrendered is registered if the Preferred Certificate formerly representing such ASB Series C Preferred Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Preferred Certificate or establish to the satisfaction of EQBK and Equity Bank that the Tax has been paid or is not applicable.

(iv) EQBK and Equity Bank, as the case may be, shall be entitled to deduct and withhold, if necessary, from any consideration otherwise payable pursuant to this Agreement to any Person such amounts as EQBK or Equity Bank, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by EQBK or Equity Bank, as the case may be, and remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by EQBK or Equity Bank, as the case may be.

(v) Any other provision of this Agreement notwithstanding, none of EQBK, the Surviving Corporation or Equity Bank shall be liable to a holder of ASB Series C Preferred Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 1.08 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Integrated Mergers together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). From and after the date of this Agreement and until the Closing Date, each party hereto shall use its reasonable best efforts to cause the Integrated Mergers to so qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 1.09 Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, EQBK may elect (after consultation with ASB), subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (i) there are no material adverse federal or state income tax consequences to the holders of ASB Stock as a result of such modification, (ii) the after tax consideration to be paid to the holders of ASB Stock is not changed in kind or reduced in amount, and (iii) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals or the Closing.

Section 1.10 Dissenting Shareholders.

(a) Notwithstanding anything in this Agreement to the contrary, no Person who has prior to the Effective Time perfected a demand for appraisal rights pursuant to Section 17-6712 of the KGCC (a “Dissenting Shareholder”) with respect to any shares of ASB Stock held by such Dissenting Shareholder (“Dissenting Shares”) shall be entitled to receive the Merger Consideration with respect to such Dissenting Shares unless and until such Dissenting Shareholder shall have effectively withdrawn (in accordance with Section 17-6712 of the KGCC) or lost such Person’s right to appraisal under the KGCC with respect to such Dissenting Shares. Unless and until a Dissenting Shareholder shall have effectively so withdrawn or lost such Dissenting Shareholder’s right to appraisal under the KGCC with respect to Dissenting Shares, such Dissenting Shareholder shall be entitled to receive only payment of the fair value of such Dissenting Shares as required by Section 17-6712 of the KGCC (including any interest thereon and related costs, if any, required to be paid in accordance with Section 17-6712 of the KGCC). ASB shall give EQBK (A) prompt written notice of any written demands for payment of fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by ASB prior to the Effective Time pursuant to Section

17-6712 of the KGCC relating to ASB shareholders’ appraisal rights and (B) the opportunity to participate in and control all negotiations and proceedings with respect to demands for payment of fair value by ASB shareholders under Section 17-6712 of the KGCC. ASB shall not, except with the prior written consent of EQBK (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any such dissent or demands for payment of fair value, offer to settle or settle any such demands. Any payment required to be made with respect to the Dissenting Shares shall be made by EQBK. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to shareholders of record prior to the Effective Time).

(b) If any shareholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such shareholder’s right to appraisal under the KGCC, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such shareholder’s shares of ASB Stock shall no longer be Dissenting Shares and shall be automatically converted into the right to receive the shares of EQBK Class A Stock or the Preferred Stock Consideration, as applicable, without interest, as set forth in this Article I, it being understood that surrender of the Certificate representing such Dissenting Shares shall be a prerequisite to the receipt of payment in respect of any Dissenting Shares represented thereby.

Section 1.11 Treatment of Equity Awards.

(a) Notwithstanding anything to the contrary in the ASB stock option plan(s) (the “ASB Option Plan”) or in any individual ASB stock option award agreement, (i) no less than twenty (20) days prior to the Calculation Date, the ASB Board (or, if appropriate, any committee administering the ASB Option Plan) shall take all necessary actions to cause the vesting of any unvested option to purchase shares of ASB Stock (an “ASB Option”) granted pursuant to the ASB Option Plan, (ii) ASB shall use its commercially reasonable efforts to cause all holders of ASB Options to exercise such ASB Options prior to the Calculation Date, and (iii) ASB shall cancel any ASB Options that remain unexercised as of the Calculation Date.

(b) Prior to the Effective Time, ASB shall take all requisite action to terminate the ASB Phantom Stock Plans so that, at or before the Effective Time, each ASB Phantom Stock Award (or portion thereof) that is outstanding and unsettled shall (i) become fully vested (to the extent not then vested) effective immediately prior to the Effective Time, and (ii) shall, by virtue of the Merger and without any action on the part of the holder thereof be cancelled and converted into the right to receive, at the Effective Time, an amount in cash, without interest, equal to the Phantom Stock Cash Out Amount for each share of ASB Common Stock otherwise deliverable in settlement of such vested ASB Phantom Stock Award (or portion thereof), less any taxes required to be withheld.

(c) At or prior to the Effective Time, ASB, the ASB Board, and the compensation committee of such board, as applicable, shall (i) adopt any resolutions and take any actions reasonably required by EQBK (including obtaining any consents and adopting any required amendments to the ASB Phantom Stock Awards or ASB Equity Plans) to effectuate the provisions of paragraphs (a) and (b) of this Section 1.11, and to ensure that, from and after the Effective Time, the holders of ASB Options or ASB Phantom Stock Awards have no rights with respect thereto other than those specifically provided in this Section 1.11, if any, and (ii) deliver written notice to each holder of an ASB Option or ASB Phantom Stock Award informing such holder of the effect of the Merger on the ASB Option or ASB Phantom Stock Award, as applicable. All ASB Equity Plans will terminate as of the Effective Time, and ASB will take all action necessary to effect the foregoing. All resolutions, notices, participant communications or other documents issued, adopted or executed to effectuate the provisions of paragraphs (a), (b) and (c) of this Section 1.11 shall be subject to EQBK’s prior review and approval.

Section 1.12 Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the KGCC, EQBK shall cause the Surviving Corporation to be merged with and into EQBK in the Second Step Merger, with EQBK surviving the Second Step Merger and continuing its existence under the Laws of the State of Kansas, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, EQBK shall cause to be filed with each of the Secretary of State of the State of Kansas, in accordance with the KGCC, a certificate of merger relating to the Second Step Merger (the “Second Certificate of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Second Certificate of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the KGCC.

Section 1.13 Bank Merger. Immediately following the Second Step Merger, or at such later time as EQBK may determine in its sole discretion, EQBK will cause the Bank Merger on the terms and subject to the terms and conditions set forth in the Bank Merger Agreement attached hereto as Exhibit “C” (the “Bank Merger Agreement”). Equity Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of the Bank shall cease. Prior to or on the date of this Agreement, the board of directors each of Equity Bank and the Bank have approved the Bank Merger Agreement and Equity Bank and the Bank entered into the Bank Merger Agreement. In furtherance of the foregoing, the parties shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to effectuate the Bank Merger.

Section 1.14 Dividend to ASB Series C Preferred Stock. On the date immediately prior to the Closing Date, ASB shall pay to the holders of the ASB Series C Preferred Stock all accrued and unpaid dividends on the ASB Series C Preferred Stock through such date in accordance with the terms of the Certificate of Designations of the ASB Series C Preferred Stock.

ARTICLE II

THE CLOSING AND THE CLOSING DATE

Section 2.01 Time and Place of the Closing and Closing Date.

(a) On a date mutually acceptable to EQBK and ASB within thirty (30) days after the receipt of all necessary regulatory, corporate and other approvals and the expiration of any mandatory waiting periods (the “Closing Date”), as may be extended by mutual agreement of the parties, a meeting will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in Article VII and Article VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If none of the foregoing conditions then exists or if no party elects to exercise any right it may have to terminate this Agreement, then the parties will execute such documents and instruments as may be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the “Closing”).

(b) The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the certificate of merger, reflecting the Merger, filed with the Secretary of State of the State of Kansas in accordance with the KGCC (the “Effective Time”). The parties will use their commercially reasonable efforts to cause the Effective Time to occur on the same date as the Closing Date, but in no event will the Effective Time occur more than one (1) day after the Closing Date.

(c) The Closing will take place at the offices of Norton Rose Fulbright US LLP, 2200 Ross Avenue, Suite 3600, Dallas, Texas 75201 at 10:00 a.m. on the Closing Date, or at such other time and place to which the parties may agree.

Section 2.02 Actions to be Taken at the Closing by ASB. At the Closing, ASB will execute and acknowledge, or cause to be executed and acknowledged, and deliver to EQBK such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of EQBK to close hereunder):

(a) True, correct and complete copies of ASB’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b) True, correct and complete copies of the Bank’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the OSBC;

(c) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of ASB under the Laws of the State of Kansas;

(d) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of the Bank;

(e) A certificate, dated as of a recent date, issued by the Federal Deposit Insurance Corporation (the “FDIC”), duly certifying that the deposits of the Bank are insured by the FDIC pursuant to the Federal Deposit Insurance Act, as amended (the “FDIA”);

(f) A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that ASB is a registered bank holding company under the BHCA;

(g) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of ASB, pursuant to which such officer will certify: (i) the due adoption by the ASB Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption and approval by the shareholders of ASB of this Agreement; (iii) the incumbency and true signatures of those officers of ASB duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iv) that the copy of the Bylaws of ASB attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy; and (v) a true and correct copy of the list of the holders of ASB Stock as of the Closing Date;

(h) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of the Bank, pursuant to which such officer will certify: (i) the due adoption by the board of directors of the Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and the other agreements and documents contemplated thereby and the taking of all actions contemplated thereby; (ii) the due adoption by the sole shareholder of the Bank of resolutions authorizing the Bank Merger, the Bank Merger Agreement and the transactions contemplated by the Bank Merger Agreement, (iii) the incumbency and true signatures of those officers of the Bank duly authorized to act on its behalf in connection with the transactions contemplated by the Bank Merger Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; and (iv) that the copy of the Bylaws of the Bank attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(i) A certificate, dated as of the Closing Date, executed by the chief executive officer of ASB, pursuant to which ASB will certify that (i) ASB has satisfied the conditions set forth in Sections 8.01 and 8.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to ASB or any of its Subsidiaries, individually or in the aggregate since December 31, 2020;

(j) All consents required from third parties to complete the transactions contemplated by this Agreement listed on Confidential Schedule 2.02(j);

(k) All releases as required under Section 8.06;

(l) ASB shall have delivered to EQBK a duly executed certificate in form and substance as prescribed by Treasury Regulations promulgated under Section 1445 of the Code, stating that ASB is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code;

(m) True, correct and complete copies of the declaration of trust of the Trust (as defined herein) and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Delaware;

(n) A certificate of good standing from the Secretary of State of the State of Delaware, duly certifying as of a recent date as to the good standing of the Trust under the Laws of the State of Delaware;

(o) A certificate, dated as of the Closing Date, executed by the chief financial officer of ASB certifying the amount of the Adjusted Equity of ASB as of the Calculation Date; and

(p) All other documents required to be delivered to EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by EQBK or its counsel.

Section 2.03 Actions to be Taken at the Closing by EQBK. At the Closing, EQBK will execute and acknowledge, or cause to be executed and acknowledged, and deliver to ASB such documents and certificates contemplated to be delivered pursuant to this Agreement or reasonably necessary to evidence the transactions contemplated by this Agreement, including the following (all of such actions constituting conditions precedent to the obligations of ASB to close hereunder):

(a) True, correct and complete copies of EQBK’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(b) True, correct and complete copies of Merger Sub’s articles of incorporation and all amendments thereto, duly certified as of a recent date by the Secretary of State of the State of Kansas;

(c) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of EQBK under the Laws of the State of Kansas;

(d) A certificate of good standing from the Secretary of State of the State of Kansas, duly certifying as of a recent date as to the good standing of Merger Sub under the Laws of the State of Kansas;

(e) A letter, dated as of a recent date, from the Federal Reserve Bank of Kansas City, to the effect that EQBK is a registered bank holding company under the BHCA;

(f) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of EQBK, pursuant to which such officer will certify: (i) the due adoption by the EQBK Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the incumbency and true signatures of those officers of EQBK duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the other agreements and documents contemplated hereby and thereby; (iii) that the copy of the Bylaws of EQBK attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(g) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of Equity Bank, pursuant to which such officer will certify: (i) the due adoption by the board of directors of Equity Bank of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and the other agreements and documents contemplated thereby and the taking of all actions contemplated thereby; (ii) the incumbency and true signatures of those officers of Equity Bank duly authorized to act on its behalf in connection with the transactions contemplated by the Bank Merger Agreement and to execute and deliver the Bank Merger Agreement and the other agreements and documents contemplated thereby; and (iii) that the copy of the Bylaws of the Bank attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(h) A certificate, dated as of the Closing Date, executed by the secretary or other appropriate executive officer of Merger Sub, pursuant to which Merger Sub will certify (i) the due adoption by the Board of Directors of Merger Sub of corporate resolutions attached to such certificate authorizing the Merger and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the due adoption by the sole shareholder of Merger Sub of resolutions authorizing the Merger, this Agreement and the transactions contemplated by the Merger, (iii) the incumbency and true signatures of those officers of Merger Sub duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Merger Sub, and (iv) that the copy of the Bylaws of Merger Sub attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy;

(i) A certificate, dated as of the Closing Date, executed by the chief executive officer of EQBK, pursuant to which EQBK will certify that (i) EQBK has satisfied the conditions set forth in Sections 7.01 and 7.02; and (ii) except as expressly permitted by this Agreement, there has been no Material Adverse Change with respect to EQBK since December 31, 2020;

(j) All consents required from third parties to complete the transactions contemplated by this Agreement, including those listed on Confidential Schedule 2.03(j); and

(k) All other documents required to be delivered to ASB by EQBK under this Agreement, and all other documents, certificates and instruments as are reasonably requested by ASB or its counsel.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ASB

Except as disclosed in the disclosure schedules delivered by ASB to EQBK prior to the execution hereof (the “ASB Disclosure Schedules”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the ASB Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by ASB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change, and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, ASB hereby represents and warrants to EQBK as follows:

Section 3.01 Organization and Qualification.

(a) ASB is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA. ASB has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of ASB, as amended to date, certified by the Secretary of ASB, have been made available to EQBK. Except as set forth in Confidential Schedule 3.01(a), ASB does not own or control any Affiliate or Subsidiary, other than the Bank and the Trust. The nature of the business of ASB and its activities do not require it to be qualified to do business in any jurisdiction other than the State of Kansas. ASB has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, other than the Bank, the Trust, ASB Holdings, LLC or as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by ASB has not been conducted through any other direct or indirect Subsidiary or Affiliate of ASB other than the Bank. ASB Holdings, LLC has never owned any property, employed any person, been party to any contract, conducted any operations or other business activity.

(b) The Bank is a Kansas state bank, duly organized and validly existing under the Laws of the State of Kansas and in good standing under all Laws of the State of Kansas. The Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of the Bank, as amended to date, have been made available to EQBK. The Bank is an insured depository institution as defined in the FDIA. Except as set forth in Confidential Schedule 3.01(b), the Bank does not own or control any Affiliate or Subsidiary. The nature of the business of the Bank does not require it to be qualified to do business in any jurisdiction other than the State of Kansas. The Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by the Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of the Bank.

(c) With respect to American State Bank Statutory Trust I (the “Trust”):

(i) The Trust has issued and sold capital securities (the “Capital Securities”) and common securities (the “Common Securities”) under the terms of an Amended and Restated Declaration of Trust (the “Trust Agreement”), and ASB has issued Junior Subordinated Deferrable Interest Debentures due 2035 (the “Debt Securities”) to the Trust, pursuant to that certain indenture, dated as of September 15, 2005, between ASB and Wilmington Trust Company (as amended, the “Indenture”), and has guaranteed the Trust’s performance in certain respects (the “Guarantee”), dated as of even date with the Trust Agreement (the Indenture, Trust Agreement and Guarantee collectively being referred to herein as the “Operative Documents”). Confidential Schedule 3.01(c) sets forth the (A) aggregate liquidation value of the Capital Securities, (B) date of the Operative Documents, (C) coupon rate currently paid on the Capital Securities, the Common Securities, and the Debt Securities (collectively, the “Trust Securities”), (D) date on which such coupon rate may first change, and the floating rate to be paid on the Trust Securities after such date, (E) date after which ASB may redeem the Debt Securities at par (assuming the occurrence of no special redemption event), and (F) the aggregate principal amount and maturity date of the Debt Securities held by the Trust.

(ii) The Trust has been duly created and is validly existing in good standing as a statutory trust under Chapter 38 of Title 12 of the Delaware Code, 12 Del. C. Sections 3801, et seq., the with the power and authority to own property and to conduct the business it transacts and proposes to transact and to enter into and perform its obligations under the Operative Documents. The Trust is not a party to or otherwise bound by any material agreement other than the Operative Documents and a Placement Agreement, dated September 7, 2005 (the “Placement Agreement”).

(iii) Each Operative Document and the Placement Agreement is valid and binding upon ASB, the Trust and, to the Knowledge of ASB, the other parties thereto and is in full force and effect. Neither ASB nor the Trust is in breach or default under any Operative Document or the Placement Agreement or has received notice of, or has Knowledge of, any violation or default under (and nor does there exist any condition which, with the passage of time or the giving of notice or both, would result in a violation or default under) any Operative Document or the Placement Agreement by any other party thereto. Prior to the date hereof, ASB has made available to EQBK true and complete copies of all Operative Documents. Subject to satisfying the conditions precedent in Section 7.12 and Section 8.17 hereof, the transactions contemplated by this Agreement will not result in a breach, default, violation or acceleration of or under any Operative Document.

(iv) The Capital Securities and the Common Securities have been duly authorized by the Trust Agreement and have been validly issued and represent undivided beneficial interests in the assets of the Trust. None of the Capital Securities or the Common Securities is subject to preemptive or other similar rights. Except for Liens under the Operative Documents, all of the issued and outstanding Common Securities of the Trust are directly owned by ASB free and clear of any Lien, have been issued in compliance with applicable federal and state securities or “blue sky” laws, represent not less than 3% of the equity value of the Trust and, other than during the continuance of an event of default under the Debt Securities, are pari passu with the Capital Securities issued by the Trust. None of ASB or the Trust is an “investment company” or an entity “controlled” by an “investment company,” in each case within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended, without regard to Section 3(c) of such act. All of the Debt Securities are held of record and beneficially by the Trust.

(v) The sole assets of the Trust are the Debt Securities, and interest paid on the Debt Securities to the extent not distributed, proceeds of the Debt Securities, or any of the foregoing.

(vi) All of the proceeds from the sale of the Capital Securities issued by the Trust have been invested in the Debt Securities. All of the proceeds from the sale of the Common Securities issued by the Trust have been invested in the Debt Securities. All Debt Securities are and have been held by the Trust since their initial issuance.

(vii) The Trust was not formed to, and is not authorized to, conduct any trade or business and the Trust has not conducted any trade or business since it was formed. The Trust exists for the exclusive purpose of (A) issuing and selling the Capital Securities and Common Securities, (B) using the proceeds from the sale of the Capital Securities and Common Securities to acquire the Debt Securities, and (C) engaging only in activities necessary, advisable or incidental thereto. The Trust was formed to facilitate direct investment in the assets of the Trust, and the existence of multiple classes of ownership is incidental to that purpose. There is no intent to provide holders of such interests in the Trust with diverse interests in the assets of the Trust.

(viii) As of the date of this Agreement and as of the Closing Date, ASB has and will have made timely payments of all installments of principal and interest on, and performed all of its other obligations under, the Debt Securities. As of the date of this Agreement and as of the Closing Date, ASB has not and will not have exercised its right to defer interest payments on any of the Debt Securities.

(ix) The Trust’s income consists solely of payments made by ASB with respect to the Debt Securities, and such payments are not derived from the active conduct of a financial business by the Trust. Both ASB’s obligation to make such payments and the measurement of the amounts payable by ASB are defined by the terms of the Debt Securities. Neither ASB’s obligation to make such payments nor the measurement of the amounts payable by ASB is dependent on income or profits of ASB or any Affiliate of ASB.

(x) ASB has not issued any class of capital stock either pari passu or senior to the Debt Securities. All Debt Securities are either pari passu or senior to ASB’s trade accounts, constituting deferred purchase price for goods and services, payable arising in the ordinary course of business.

(xi) ASB and the Trust have created a debtor-creditor relationship between ASB, as debtor, and the Trust, as creditor. The Trust is and will, under current Law, be classified for U.S. federal income Tax purposes as a grantor trust and not as an association taxable as a corporation.

(xii) At all times since the issuance of the Debt Securities, the Trust has been treated as a grantor trust for U.S. federal income Tax purposes.

(xiii) The Debt Securities constitute indebtedness of ASB for U.S. federal income Tax purposes.

Section 3.02 Authority; Execution and Delivery. ASB has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the ASB Board. The ASB Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of ASB and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to ASB’s shareholders for adoption at a meeting of such shareholders with a recommendation from the ASB Board in favor of adoption (the “ASB Recommendation”) and has adopted a resolution to the foregoing effect. ASB has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by ASB, and each constitutes the legal, valid and binding obligation of ASB, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 3.03 Capitalization.

(a) As of the date hereof, the entire authorized capital stock of ASB consists solely of (i) 2,000,000 shares of ASB Common Stock, of which 1,007,788 shares are issued and outstanding; and (ii) 500,000 shares of preferred stock, of which 75,000 shares have been designated ASB Series C Preferred Stock and 66,000 shares of shares of ASB Series C Preferred Stock are issued and outstanding. Except as set forth on Confidential Schedule 3.03, there are no (i) outstanding equity securities of any kind or character, or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, ASB to purchase or otherwise acquire any security of or equity interest in ASB, obligating ASB to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of ASB Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of ASB Stock have been issued in compliance with the securities Laws of the United States and the states in which such shares of ASB Stock were issued. There are no restrictions applicable to the payment of dividends on the shares of ASB Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid. ASB has paid all dividends accrued on the ASB Series C Preferred Stock through December 31, 2020. As of the date hereof, ASB has issued $7,732,000 of original principal amount of Debt Securities to the Trust. As of the date hereof, the ASB Equity Plans are the only stock option, stock incentive or equity compensation plan or agreement sponsored or maintained by ASB and its Subsidiaries.

(b) As of the date hereof, the entire authorized capital stock of the Bank consists solely of 50,000 shares of common stock, par value $100.00 per share, of the Bank (“Bank Stock”) of which 22,000 shares are issued and outstanding and no shares are held as treasury stock. There are no (i) outstanding equity securities of any kind or character or (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, the Bank to purchase or otherwise acquire any security of or equity interest in the Bank, obligating the Bank to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Bank Stock have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Bank Stock have been issued in compliance with the securities Laws of the United States and the State of Kansas. There are no restrictions applicable to the payment of dividends on the shares of Bank Stock except pursuant to applicable Laws, and all dividends declared before the date of this Agreement have been paid.

(c) As of the date hereof: (i) 1,000 shares of ASB Common Stock were subject to issuance pursuant to outstanding ASB Options; (ii) 34,318 shares of ASB Phantom Stock were outstanding; (iii) no shares of restricted ASB Common Stock are outstanding; (iv) no ASB Options, shares of ASB Phantom Stock, or other equity or equity-based awards were outstanding other than those granted under the Company Equity Plans; and (vii) no shares of ASB Common Stock were reserved for future issuance pursuant to future awards not yet granted under the ASB Equity Plans. As of the date of the Agreement, the Company has made available to EQBK accurate and complete copies of all equity-based plans or, if not granted under an equity plan, such other contract, pursuant to which any stock options, stock appreciation rights, restricted stock units, deferred stock units, phantom stock, or restricted stock awards are currently outstanding, and the forms of all stock option, stock appreciation right, restricted stock unit, phantom stock, deferred stock unit and restricted stock award agreements evidencing such stock options, stock appreciation rights, restricted stock units, phantom stock, deferred stock units or restricted stock awards (whether payable in equity, cash or otherwise).

(d) Except as set forth on Confidential Schedule 3.03(d), ASB owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens whatsoever, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of ASB has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

Section 3.04 Compliance with Laws, Permits and Instruments.

(a) Except as set forth on Confidential Schedule 3.04(a), ASB and each of its Subsidiaries have performed and abided by all obligations required to be performed by it to the date hereof, and have complied with, and is in compliance with, and is not in default (and with the giving of notice or the passage of time will not be in default) under, or in violation of, (i) any provision of the articles of incorporation of ASB or any of its Subsidiaries, the bylaws or other governing documents of ASB or any of its Subsidiaries (collectively, the “ASB Constituent Documents”), (ii) any provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to ASB, its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any Law or Order of any Governmental Entity applicable to ASB or any of its Subsidiaries or their respective assets, operations, properties or businesses, except in the case of clauses (ii) and (iii) where any such noncompliance, default or violation, in the aggregate, would not have a Material Adverse Change on ASB or any Subsidiary of ASB.

(b) Except as set forth on Confidential Schedule 3.04(b), the execution, delivery and performance of this Agreement (provided the required regulatory and shareholder approvals are obtained) and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the ASB Constituent Documents, (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to ASB or any of its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any material Law or Order of any Governmental Entity applicable to ASB or any of its Subsidiaries or their respective assets, operations, properties or businesses.

Section 3.05 Financial Statements.

(a) ASB has furnished to EQBK true and complete copies of (i) the audited consolidated balance sheet of ASB and its Subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations, shareholders’ equity, and cash flows of ASB and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of ASB’s independent auditors for the years ended as of such dates, and the unaudited consolidated balance sheet of ASB and its Subsidiaries at March 31, 2021, and the related consolidated statements of operations, shareholders’ equity and cash flows of ASB and its Subsidiaries, together with all related notes and schedules thereto for the three-month period ended as of such date, and (ii) the audited consolidated balance sheet of the Bank as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations, shareholders’ equity, and cash flows of the Bank, together with all related notes and schedules thereto, accompanied by the reports thereon of the Bank’s independent auditors for the years ended as of such dates, and the unaudited consolidated balance sheet of the Bank at March 31, 2021, and the related consolidated statements of operations, shareholders’ equity and cash flows of the Bank, together with all related notes and schedules thereto for the three-month period ended as of such date (collectively, the financial statements listed in clause (i) and (ii), the “ASB Financial Statements”). The ASB Financial Statements (including the related notes) complied as to form, as of their respective dates, in all material respects with applicable accounting requirements, have been prepared according to generally accepted accounting principles of the United States (“GAAP”) applied on a consistent basis during the periods and at the dates involved (except as may be indicated in the notes thereto), fairly present, in all material respects, the consolidated financial condition of ASB and the Bank at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end adjustments that were not material in amount or effect), and the accounting records underlying the ASB Financial Statements accurately and fairly reflect in all material respects the transactions of ASB. The ASB Financial Statements do not contain any items of extraordinary or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

(b) ASB has furnished EQBK with true and complete copies of the Reports of Condition and Income as of December 31, 2018, 2019 and 2020 (the “Call Reports”), for the Bank. The Call Reports fairly present, in all material respects, the financial position of the Bank and the results of its operations at the date and for the period indicated in that Call Report in conformity with the instructions to the Call Report. The Call Reports do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. The Bank has calculated its allowance for loan losses in accordance with GAAP and regulatory accounting principles (“RAP”) as applied to banking institutions and in accordance with all applicable rules and regulations. The allowance for loan losses account for the Bank is, and as of the Closing Date will be, adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of the Bank; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectability of such loans.

Section 3.06 Undisclosed Liabilities. Neither ASB nor any of its Subsidiaries have any liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by ASB or any of its Subsidiaries or liabilities for federal, state or local Taxes or assessments), that is not reflected in or disclosed in the appropriate ASB Financial Statements or Call Reports, except those (a) liabilities and expenses incurred in the ordinary course of business and consistent with prudent business practices since the applicable dates of the ASB Financial Statements or the Call Reports, respectively, or (b) that are not, individually or in the aggregate, material to ASB and its Subsidiaries, taken as a whole.

Section 3.07 Litigation.

(a) Except as set forth on Confidential Schedule 3.07, neither ASB nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of ASB, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against ASB or any of its Subsidiaries, nor to the Knowledge of ASB, is there any basis for any proceeding, claim or any action against ASB or any of its Subsidiaries. Except as set forth in Confidential Schedule 3.07, the amounts in controversy in each matter described on Confidential Schedule 3.07, and the costs and expenses of defense thereof (including attorneys’ fees) are fully covered by insurance, subject to the deductible set forth on Confidential Schedule 3.07 with respect to each matter and subject to the policy limits set forth on Confidential Schedule 3.07. There is no Order imposed upon ASB or any of its Subsidiaries or the assets or Property of ASB or any of its Subsidiaries that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to ASB or any of its Subsidiaries.

(b) No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the Knowledge of ASB, threatened against ASB or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by ASB or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 3.08 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices, (b) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the OSBC, and approval of such applications, filings and notices, (d) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (e) the filing of the certificates of merger with the Secretary of State of the State of Kansas the pursuant to the requirements of the KGCC, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NASDAQ, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by ASB of this Agreement or (B) the consummation by ASB of the transactions contemplated by this Agreement. As of the date of this Agreement, ASB knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and ASB has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 3.09 Title to Assets. Confidential Schedule 3.09 identifies all real property, other than foreclosed Other Real Estate Owned Property (“OREO Property”) that, as of the date of this Agreement is (i) owned by ASB or any of its Subsidiaries (“Owned Real Property”), or (ii) leased pursuant to which ASB or any of its Subsidiaries is a party, either as a lessor or lessee (“Leased Real Property”). ASB or any of its Subsidiaries (a) has good and marketable title to all its Owned Real Property; (b) holds valid and enforceable leases for all its Leased Real Property; (c) owns all of its personal property reflected on the ASB Financial Statements; and (d) holds valid and enforceable leases for all leased personal property used by ASB or any of its Subsidiaries, in each case free and clear of all mortgages and all other Liens, except for such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby, or which, individually or in the aggregate, would not have a Material Adverse Change on ASB.

Section 3.10 Absence of Certain Changes or Events. Except as set forth on Confidential Schedule 3.10, since December 31, 2020, ASB and each of its Subsidiaries has conducted its business only in the ordinary course and has not:

(a) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken and federal funds purchased and current liabilities for trade or business obligations, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(b) discharged or satisfied any Lien or paid any obligation or liability, whether absolute or contingent, due or to become due, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(c) increased the shares of ASB Stock or Bank Stock outstanding (other than as the result of the exercise of any ASB Option) or its surplus (as calculated in accordance with the instructions to the Call Report), or declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(d) issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(e) acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(f) mortgaged, pledged or subjected to Lien any of its material property, business or assets, tangible or intangible, except (i) Permitted Encumbrances, (ii) pledges of assets to secure public fund deposits, and (iii) those assets and properties disposed of for fair value since the applicable dates of the ASB Financial Statements or the Call Reports;

(g) sold, transferred, leased to others or otherwise disposed of any of its material assets (except for assets disposed of for fair value) or cancelled or compromised any material debt or claim, or waived or released any material right or claim, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(h) terminated, cancelled or surrendered, or received any notice of or written threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss which, individually or in the aggregate, may reasonably constitute a Material Adverse Change;

(i) disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any material license or Proprietary Right or modified any existing rights with respect thereto;

(j) made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, other than as provided in any written agreement set forth on Confidential Schedule 3.10) or normal annual salary increases consistent with past practice that will not exceed 3%, in the aggregate, of the total salaries of such Persons, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended in any material respect or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees, except to the extent required by Law or as contemplated by this Agreement;

(k) except for improvements or betterments relating to Properties, made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

(l) instituted, had instituted against it, settled or agreed to settle any litigation, action or proceeding before any court or governmental body relating to its property other than routine collection suits instituted by it to collect amounts owed or suits in which the amount in controversy is less than $10,000;

(m) suffered any change, event or condition that, in any case or in the aggregate, has caused or is reasonably likely to result in a Material Adverse Change;

(n) except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(o) entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person, other than in the ordinary course of business and consistent with past business practices and prudent banking practices;

(p) sold, or disposed of, or otherwise divested itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(q) made any, or acquiesced with any, change in any accounting methods, principles or practices except as required by GAAP or RAP or the extent required by Law;

(r) sold (provided, however, that payment at maturity is not deemed a sale) or purchased any investment securities in an aggregate amount of $500,000 or more, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency;

(s) made, renewed, extended the maturity of, or altered any of the terms of any loan to any single borrower and his related interests in excess of the principal amount of $500,000; for the avoidance of doubt, this Section 3.10(s) shall not prohibit any loan or require ASB or any Subsidiary thereof to obtain the consent of EQBK in order to make any loan except as may be required pursuant to Section 5.05(t), and any loans made in excess of the principal amount of $500,000 between the date of this Agreement and the Closing Date and any such loans will be set forth on ASB’s supplemental disclosure schedules provided to EQBK pursuant to Section 5.20;

(t) renewed, extended the maturity of, or altered any of the terms of any loan classified by ASB as “watch,” “special mention,” “substandard,” “problem,” “loss,” or other words of similar import; or

(u) entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections (a) through (s) above.

Section 3.11 Leases, Contracts and Agreements.

(a) Confidential Schedule 3.11(a) sets forth a complete listing, as of March 31, 2021, of all contracts to which ASB or any of its Subsidiaries is a party (collectively, the “Listed Contracts”) that:

(i) relate to real property used by ASB or any of its Subsidiaries in its operations (such contracts being referred to herein as the “Leases”);

(ii) relate in any way to the assets or operations of ASB or any of its Subsidiaries and involves payments to or by ASB or any of its Subsidiaries of $50,000 or more during the term thereof;

(iii) contain any right of first refusal or option to purchase in favor of a third party;

(iv) limits the ability of ASB or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or that upon consummation of the Merger will restrict the ability of EQBK or any of its Affiliates to engage in any line of business in which a bank holding company may lawfully engage;

(v) obligates ASB or its Subsidiaries (or, following the consummation of the transactions contemplated hereby, EQBK and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than ASB or any of its Subsidiaries “most favored nation” status or similar rights;

(vi) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vii) relates to indebtedness for borrowed money of ASB or any of its Subsidiaries;

(viii) provides for potential indemnification payments by ASB or any of its Subsidiaries (other than indemnification obligations under vendor contracts made in the ordinary course of business and indemnification obligations set forth in the ASB Constituent Documents) or the potential obligation of ASB or any of its Subsidiaries to repurchase loans;

(ix) provides any rights to investors in ASB, including registration, preemptive or antidilution rights or rights to designate members of or observers to ASB’s or any of its Subsidiaries’ Board of Directors;

(x) is a data processing/technology contracts, software programming or licensing contract;

(xi) requires a consent to, waiver of or otherwise contains a provision relating to a “change of control,” or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement; or

(xii) other than the terms of the ASB Series C Preferred Stock, limits the payment of dividends by the Bank or any other Subsidiary of ASB.

(b) For the purposes of this Agreement, the term “Listed Contracts” does not include (i) loans made by, (ii) unfunded loan commitments made by, (iii) letters of credit issued by, (iv) loan participations of, (v) Federal funds sold or purchased by, (vi) repurchase agreements made by, (vii) bankers acceptances of, or (viii) deposit liabilities of, ASB or the Bank.

(c) No participations or loans have been sold by ASB or any of its Subsidiaries that have buy back, recourse or guaranty provisions that create contingent or direct liability to ASB or any of its Subsidiaries. All of the Listed Contracts are legal, valid and binding obligations of the parties to the contracts enforceable according to their terms, subject to the Bankruptcy Exception.

(d) True and correct copies of all Listed Contracts, and all amendments thereto, have been furnished to EQBK.

(e) All rent and other payments by ASB and each of its Subsidiaries under the Listed Contracts are current, there are no existing material defaults by ASB or any of its Subsidiaries under the Listed Contracts and, to the Knowledge of ASB, no termination, condition or other event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder.

(f) Since March 31, 2021, neither ASB nor any of its Subsidiaries has entered into any contracts of the type described under Sections 3.11(a)(i) – (xii).

Section 3.12 Taxes.

(a) ASB and each of its Subsidiaries have duly and timely filed all federal, state and other Tax Returns that they were required to file under applicable Laws with the appropriate Governmental Entity. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Laws and all Taxes due and owing by ASB and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely and properly paid. Neither ASB nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. To the Knowledge of ASB, no claim has been made within the past three (3) years by an authority in a jurisdiction where ASB or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Other than Permitted Encumbrances, there are no Liens for Taxes upon any of the assets of ASB or any of its Subsidiaries.

(b) ASB and each of its Subsidiaries have collected or withheld and duly paid to the appropriate Governmental Entity all Taxes required to have been collected or withheld and so paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax liability of ASB or any of its Subsidiaries either (i) claimed or raised by any Governmental Entity in writing or (ii) as to which any of the directors and officers of ASB or any of its Subsidiaries has Knowledge based upon personal contact with any agent of such authority. No taxing authority has threatened in writing or, the Knowledge of ASB, otherwise to assess additional Taxes for any period for which Tax Returns have been filed.

(d) True and complete copies of the federal, state and local income and franchise Tax Returns of ASB and each of its Subsidiaries, as filed with the taxing authority for the years ended December 31, 2018, 2019, and 2020 have been furnished to EQBK. Neither ASB nor any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains in effect.

(e) Neither ASB nor any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f) Neither ASB nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement, other than (i) those to which only ASB and the Bank are parties, or (ii) commercial business agreements, the principal purpose of which is not the allocation of Taxes.

(g) Neither ASB nor any of its Subsidiaries have (i) been a member of any group filing a consolidated federal income tax return (other than a group the common parent of which was ASB) nor (ii) any liability for the Taxes of any Person other than ASB or any of its Subsidiaries under Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor, under Law.

(h) The unpaid Taxes of ASB and each of its Subsidiaries (i) did not, as of March 31, 2021, exceed the current liability accruals for Taxes (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the ASB Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of ASB and its Subsidiaries in filing their respective Tax Returns.

(i) Neither ASB nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(j) Neither ASB nor any of its Subsidiaries will be required to include any item of income in, nor will ASB or any of its Subsidiaries be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in ASB’s or any of its Subsidiary’s method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date by ASB or any of its Subsidiaries; (iii) intercompany transaction or excess loss account of ASB or any of its Subsidiaries described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date by ASB or any of its Subsidiaries; (v) prepaid amount received on or prior to the Closing Date by ASB or any of its Subsidiaries, (vi) election under Section 108(i) of the Code; (vii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; or (viii) the recapture of any Tax credit or other special Tax benefit that arose prior to the Closing.

(k) Neither ASB nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code § 280(g), or (ii) any amount that will not be fully deductible as a result of Code § 162(m) (or any corresponding provision under applicable state or local Tax Laws).

(l) Neither ASB nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b).

(m) Neither ASB nor any of its Subsidiaries received or sought a private letter ruling or gain recognition agreement with respect to Taxes.

(n) Neither ASB nor any of its Subsidiaries have distributed stock of another Person or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(o) Within the past three (3) years, the Internal Revenue Service (the “IRS”) has not challenged the interest deduction on any of ASB’s or any of its Subsidiaries’ debt on the basis that such debt constitutes equity for federal income tax purposes.

(p) Neither ASB nor any of its Subsidiaries has taken any action or has Knowledge of any facts or circumstances that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

(q) Neither ASB nor any of its Subsidiaries has (i) claimed any credit pursuant to Section 2301 of the CARES Act, (ii) deferred any payroll or employment Taxes pursuant to Section 2302(a) of the CARES Act, (iii) carried back any net operating loss pursuant to Section 2303(b) of the CARES Act, (iv) used any alternative minimum Tax credit pursuant to Section 2305 of the CARES Act, (v) made any election pursuant to Section 2306 of the CARES Act, (vi) utilized any additional depreciation pursuant to Section 2307 of the CARES Act, (vii) otherwise claimed any Tax credit or Tax benefit pursuant to the CARES Act or any similar Laws, or (viii) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act.

Section 3.13 Insurance.

(a) Confidential Schedule 3.13(a) sets forth an accurate and complete list of all policies of insurance, including fidelity and bond insurance, relating to ASB and each of its Subsidiaries. All such policies (a) are valid, outstanding and enforceable according to their terms, subject to the Bankruptcy Exception, and (b) are presently in full force and effect, no notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither ASB nor any of its Subsidiaries is in default with respect to any such policy and has not failed to give any notice or present any claim thereunder in a due and timely fashion. Except as set forth on Confidential Schedule 3.13(a), neither ASB nor any of its Subsidiaries have been refused any insurance with respect to its assets or operations, nor has its insurance been limited by any insurance carrier to which ASB or any of its Subsidiaries have applied for any such insurance within the last two (2) years. Each property of ASB and each of its Subsidiaries is insured for an amount deemed adequate by ASB’s management, as applicable, against risks customarily insured against. There have been no claims under any fidelity bonds of ASB or any of its Subsidiaries within the last three (3) years, and ASB has no Knowledge of any facts that would form the basis of a claim under such bonds.

(b) Confidential Schedule 3.13(b) sets forth a true, correct and complete description of any and all bank owned life insurance (“BOLI”) owned by ASB or any of its Subsidiaries, including the value of its BOLI as of December 31, 2020. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the ASB Financial Statements in accordance with GAAP. All BOLI is owned solely by ASB or a Subsidiary, no other Person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under the BOLI. None of ASB or any of its Subsidiaries has any outstanding borrowings secured in whole or part by the BOLI.

Section 3.14 No Material Adverse Change. Except as set forth on Confidential Schedule 3.14, there has not been any Material Adverse Change with regard to or affecting ASB or any of its Subsidiaries since December 31, 2020, nor has any event or condition occurred that has resulted, or is reasonably likely to result, in a Material Adverse Change on ASB or any of its Subsidiaries or that could materially affect ASB’s or any of its Subsidiaries’ ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby.

Section 3.15 Proprietary Rights. Except as set forth on Confidential Schedule 3.15, neither ASB nor any of its Subsidiaries owns or requires the use of any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (“Proprietary Rights”) for its business or operations. To the Knowledge of ASB, neither ASB nor any of its Subsidiaries is infringing upon or otherwise acting adversely to, and have not infringed upon or otherwise acted adversely to, any Proprietary Right owned by any other Person or Persons. There is no claim or action by any such Person pending, or to ASB’s Knowledge, threatened, with respect thereto. To the Knowledge of ASB, no third party has ever gained unauthorized access to any information technology networks controlled by and material to the operation of the business of ASB and its Subsidiaries.

Section 3.16 Transactions with Certain Persons and Entities. Except as set forth on Confidential Schedule 3.16 and excluding deposit liabilities, there are no outstanding amounts payable to or receivable from, or advances by ASB or any of its Subsidiaries to, and neither ASB nor any of its Subsidiaries is otherwise a creditor to, any director or executive officer of ASB or any of its Subsidiaries nor is ASB or any of its Subsidiaries a debtor to any such person other than as part of the normal and customary terms of such person’s employment or service as a director of ASB or any of its Subsidiaries. Except as set forth on Confidential Schedule 3.16, neither ASB nor any of its Subsidiaries uses any asset owned by any shareholder or any present or former director or officer of ASB or any of its Subsidiaries, or any Affiliate thereof, in the operations (other than personal belongings of such officers and directors located in ASB’s or any of its Subsidiaries’ premises and not used in the operations of ASB or any of its Subsidiaries), nor do any of such persons own or have the right to use real property that is adjacent to property on which ASB’s or any of its Subsidiaries’ facilities are located. Except as set forth on Confidential Schedule 3.16 or Confidential Schedule 3.28(a), neither ASB nor any of its Subsidiaries is a party to any transaction or contract with any director or executive officer of ASB or any of its Subsidiaries.

Section 3.17 Evidences of Indebtedness. All evidences of indebtedness and Leases included in the ASB Financial Statements are the legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms, subject to the Bankruptcy Exception, and are not subject to any known or threatened defenses, offsets or counterclaims that may be asserted against ASB or any of its Subsidiaries or the present holder thereof. The credit files of ASB and the Bank contain all material information (excluding general, local or national industry, economic or similar conditions) known to ASB that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the loan portfolio of ASB or the Bank (including loans that will be outstanding if any of them advances funds they are obligated to advance). Neither ASB nor the Bank makes any representations or warranties with respect to the current collectability of the loans, the current value of the collateral securing the loans, or the current creditworthiness of any makers, guarantors or obligors thereof. ASB and the Bank have disclosed all of the watch, special mention, substandard, doubtful, loss, nonperforming or problem loans of ASB and the Bank on the internal watch list of ASB or the Bank, a copy of which as of March 31, 2021, has been provided to EQBK. Neither ASB nor the Bank is aware of, nor has ASB or the Bank received written notice of, any past or present conditions, events, activities, practices or incidents that may result in a material violation of any Environmental Law with respect to any real property securing any indebtedness reflected as an asset of ASB. With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Entity, including the Small Business Administration, each of such loans was made in material compliance and conformity with all relevant Laws such that such Governmental Entity’s guaranty of such loan is effective during the term of such loan in all material respects.

Section 3.18 Condition of Assets. All tangible assets used by ASB and each of its Subsidiaries are in good operating condition, ordinary wear and tear excepted, and conform, in all material respects, with all applicable ordinances, regulations, zoning and other Laws, whether federal, state or local. None of ASB’s or any of its Subsidiaries’ premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance and repairs that are not material in nature or cost.

Section 3.19 Environmental Compliance.

(a) ASB and each of its Subsidiaries, operations and Properties are in material compliance with all Environmental Laws. ASB is not aware of, nor has ASB or any of its Subsidiaries received written notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of ASB or any of its Subsidiaries with all Environmental Laws.

(b) ASB and each of its Subsidiaries have obtained all material permits, licenses and authorizations that are required by it under all Environmental Laws, all such permits are in full force and effect, there exists no basis for revocation or suspension of the permits, and the permits will not be affected by the transactions contemplated herein.

(c) To the Knowledge of ASB, no Hazardous Materials exist on, about or within any of the Properties, nor to the Knowledge of ASB has any Hazardous Materials previously existed on, under, about or within or have been used, generated, stored, or transported from any of the Properties, except in normal quantities used in the normal course of business as office or cleaning supplies without release to the environment. The use that ASB and each of its Subsidiaries makes and intends to make of the Properties will not result in the use, generation, storage, transportation or accumulation of any Hazardous Material on, in or from any of the Properties, except in normal quantities used in the normal course of business as office or cleaning supplies without release to the environment.

(d) There is no action, suit, proceeding, investigation, or inquiry by any Governmental Entity pending or to ASB’s Knowledge threatened against ASB, any of its Subsidiaries or, to ASB’s Knowledge, pending or threatened against any other Person in connection with any Property, arising in any way under any Environmental Law. To the Knowledge of ASB, neither ASB nor any of its Subsidiaries have any liability for remedial action under any Environmental Law. Neither ASB nor any of its Subsidiaries received any request for information by any Governmental Entity with respect to the condition, use or operation of any of the Properties nor has ASB or any of its Subsidiaries received any notice of any kind from any Governmental Entity or other Person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law.

(e) To the Knowledge of ASB, no Hazardous Materials have been disposed of on, or released to, or from, any of the Properties, and to the Knowledge of ASB, no Hazardous Materials are present in or on the soil, sediments, surface water or ground water on, under, or migrating from any of the Properties in concentrations that would give rise to an obligation to conduct a remedial action pursuant to Environmental Laws.

(f) Except as listed on Confidential Schedule 3.19, none of the following exists at any property or facility owned or operated by ASB or any of its Subsidiaries: (i) under or above-ground storage tanks, (ii) asbestos containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls or urea formaldehyde, (iv) landfills, or surface impoundments, or (v) disposal areas for Hazardous Materials.

(g) None of the properties currently owned or operated by ASB or any of its Subsidiaries is encumbered by a Lien arising or imposed under any Environmental Law.

(h) The transactions contemplated by this Agreement will not result in any liabilities for site investigation or cleanup imposed by any Governmental Entity pursuant to Environmental Laws, or require the consent of any Person, pursuant to any of the so-called “transaction-triggered” or “responsible property transfer” Environmental Laws.

(i) Neither ASB nor any of its Subsidiaries, either expressly or by operation of law, assumed or undertaken any obligation, including any obligation for remedial action, of any other Person under any Environmental Law.

(j) ASB has provided EQBK with copies of reports in its possession discussing the environmental condition of any Property and any violations of Environmental Law relating to any Property.

Section 3.20 Regulatory Compliance. All reports, records, registrations, statements, notices and other documents or information required to be filed by ASB and any of its Subsidiaries with any Regulatory Agency, including, but not limited to, the Federal Reserve, FDIC and the OSBC, have been duly and timely filed and all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects. Except as set forth on Confidential Schedule 3.20, (a) none of ASB or any of its Subsidiaries is or has been within the last five (5) years subject to any commitment letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action with any such regulatory bodies, and ASB and each of its Subsidiaries are in full compliance with the requirements of any such commitment letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action, and (b) there are no actions or proceedings pending or to the Knowledge of ASB, threatened against ASB or any of its Subsidiaries by or before any such regulatory bodies or any other nation, state or subdivision thereof, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Regulatory Agency has initiated any proceeding or, to ASB’s Knowledge, investigation into the business or operations of ASB or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of ASB or the Bank. ASB is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). The Bank is an “eligible depository institution” (as that term is defined in 12 C.F.R. § 303.2(r)).

Section 3.21 Absence of Certain Business Practices. Neither ASB nor any of its Subsidiaries or any officer, employee or agent of ASB any of its Subsidiaries, or any other Person acting on their behalf, has, directly or indirectly, within the past ten (10) years, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of ASB any of its Subsidiaries (or assist ASB any of its Subsidiaries in connection with any actual or proposed transaction) that (a) might subject ASB any of its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, might have resulted in a Material Adverse Change, or (c) if not continued in the future might result in a Material Adverse Change or might subject ASB any of its Subsidiaries to suit or penalty in any private or governmental litigation or proceeding.

Section 3.22 Books and Records. The minute books, stock certificate books and stock transfer ledgers of ASB and each of its Subsidiaries (a) have been kept accurately in the ordinary course of business, (b) are complete and correct in all material respects, (c) the transactions entered therein represent bona fide transactions, and (d) do not fail to reflect any material transactions involving the business of ASB or any of its Subsidiaries that properly should have been set forth therein and that have not been accurately so set forth.

Section 3.23 Forms of Instruments, Etc. ASB has made, and will make, available to EQBK copies of all standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis by ASB and its Subsidiaries in the ordinary course of its business.

Section 3.24 Fiduciary Responsibilities. ASB and each of its Subsidiaries have performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable Laws.

Section 3.25 Guaranties. Except as set forth on Confidential Schedule 3.25, according to prudent business practices and in compliance with applicable Law, neither ASB nor any of its Subsidiaries have guaranteed the obligations or liabilities of any other Person.

Section 3.26 Voting Trust, Voting Agreements or Shareholders’ Agreements. Except for the Voting Agreements and as set forth on Confidential Schedule 3.26, there is no existing voting trust, voting agreement, shareholders’ agreement or similar arrangement relating to a right of first refusal with respect to the purchase, sale or voting of any shares of ASB Stock.

Section 3.27 Employee Relationships.

(a) ASB and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to its relationships with their employees, and ASB believes that the relationships between ASB’s and each of its Subsidiaries’ employees are good. To the Knowledge of ASB, no executive officer or manager of any of the operations of ASB or any of its Subsidiaries or of any group of employees of ASB any of its Subsidiaries have any present plans to terminate their employment with ASB any of its Subsidiaries. Except as set forth on Confidential Schedule 3.27(a), ASB is not a party to any oral or written contracts or agreements granting benefits or rights to employees or any collective bargaining agreement or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency that requires equal employment opportunities or affirmative action in employment. There are no unfair labor practice complaints pending against ASB any of its Subsidiaries prior to the National Labor Relations Board and no similar claims pending before any similar state or local or foreign agency. There is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any employees of ASB any of its Subsidiaries, nor of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any such employees. ASB and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and neither ASB nor any of its Subsidiaries is engaged in any unfair labor practice.

(b) Set forth on Confidential Schedules 3.27(b) is a complete and correct list of all employment agreements between ASB or any of its Subsidiaries and any employee of ASB or any of its Subsidiaries (collectively, “Employment Agreements”). True and correct copies of all Employment Agreements and all amendments thereto, have been furnished to EQBK.

Section 3.28 Employee Benefit Plans.

(a) Set forth on Confidential Schedules 3.27(a) and 3.28(a) is a complete and correct list of all “employee benefit plans” (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all multiple employer and “multiemployer plans” (as defined in the Code or ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, phantom stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan or any other similar plan, agreement, policy or understanding (written or oral, qualified or nonqualified, currently effective or terminated), and any trust, escrow or other agreement related thereto, which (i) are sponsored, maintained, or contributed to, by ASB and any of its Subsidiaries, or with respect to which ASB and any of its Subsidiaries has or could reasonably be expected to have any liability thereunder, or (ii) provide benefits, or describe policies or procedures applicable to, or for the welfare of, any current of former officer, director, independent contractor, employee, or service provider of ASB or any of its Subsidiaries, or the dependents or spouses of any such person, regardless of whether funded (the “Employee Plans”).

(b) ASB has made available to EQBK true, accurate and complete copies of the following (in each case, only if applicable): (i) the documents comprising each Employee Plan, or, in the case of each unwritten Employee Plan, a written description thereof, (ii) each trust or other funding arrangements (including all annuity contracts, insurance contracts, and other funding instruments), (iii) the most recent summary plan description (iv) the most recently received Internal Revenue Service determination or opinion letter regarding the tax-qualified status of such Employee Plan, (v) Form 5500 Annual Reports (including all schedules and attachments) for the three most recent plan years, (vi) nondiscrimination testing results for the two most recent plan years, and (vii) any notices to or from the Internal Revenue Service, any office or representative of the Department of Labor, or any other Governmental Entity, relating to any compliance issues in respect of any Employee Plan.

(c) Except as set forth on Confidential Schedule 3.28(c) no Employee Plan is a defined benefit plan within the meaning of ERISA §3(35) or is otherwise subject to ERISA Title IV or Section 412 of the Code, and neither ASB nor any of its Subsidiaries has ever sponsored or otherwise maintained such a plan.

(d) Except as set forth on Confidential Schedule 3.28(d): (i) each Employee Plan has been operated and administered in accordance with its terms and applicable Law in all material respects, including ERISA, the Code and other applicable Laws relating to Taxes; (ii) each Employee Plan intended to be “qualified” within the meaning of Code §401(a) (a “401(a) Plan”) has received a favorable determination letter or opinion letter from the Internal Revenue Service as to its qualification and, to the Knowledge of ASB, no event has occurred that could reasonably be expected to result in disqualification of such Employee Benefit Plan; (iii) there are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to ASB’s Knowledge, none are threatened, except to the extent that ASB, any of its Subsidiaries, or any Employee Plan sponsored by ASB or any of its Subsidiaries is involved in such transaction.

(e) No Employee Plan provides post-termination health, life insurance or other welfare benefits to any current or former employee, officer, director, independent contractor, or service provider of ASB or any of its Subsidiaries, or any beneficiary of such individual other than in accordance with Code §4980B or Part 6 of Subtitle B of Title I of ERISA or applicable state continuation coverage Law. No written or oral representations have been made by or on behalf of ASB or any of its Subsidiaries to any employee or former employee of ASB or any of its Subsidiaries promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage or any other welfare benefit (as defined in ERISA §3(1)) for any period of time beyond the end of the current plan year (except to the extent of coverage required under Code §4980B or Part 6 of Subtitle B of Title I of ERISA or applicable state continuation coverage Law).

(f) The completion of the transactions contemplated by this Agreement will not cause a termination or partial termination, or otherwise accelerate the time of payment, exercise, or vesting, or increase the amount of compensation due to any current or former employee, officer or director of ASB or any of its Subsidiaries except (i) as required by the terms of any Employee Plan provided to EQBK or by applicable Law in connection with a qualified plan, (ii) as contemplated by this Agreement, or (iii) except as identified on Confidential Schedule 3.28(f). There are no surrender charges, penalties, or other costs or fees that would be imposed by any person against ASB or any of its Subsidiaries, an Employee Plan, or any other person, including an Employee Plan participant or beneficiary, as a result of the hypothetical liquidation as of the Closing Date of any insurance, annuity, or investment contracts or any other similar investment held by any Employee Plan.

(g) The execution, delivery and performance by ASB of its obligations under the transactions contemplated by this Agreement and/or the approval of ASB’s shareholders of the Merger (whether alone or in connection with any subsequent event(s)), will not result in any payments or benefits which would not be deductible pursuant to Code §280G.

(h) All contributions to any Employee Plan (including, without limitation, all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due and payable by ASB any of its Subsidiaries on or before the Closing Date have been timely paid to or made with respect to each Employee Plan and, to the extent not presently payable, appropriate reserves have been established for the payment and properly accrued in accordance with GAAP.

(i) With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or within the last six years, by ASB or any corporation or trade or business, the employees of which, together with the employees of ASB and each of its Subsidiaries, are required to be treated as employed by a single employer under any of the rules contained in ERISA or Code §414 (the “Controlled Group Plans”):

(i) All Controlled Group Plans that are “group health plans” (as defined in Code §5000(b)(1) and ERISA §733(a)) (each, a “Group Health Plan”) (A) are currently in compliance in all material respects with the Patient Protection Affordable Care Act, Pub. L. No. 111-148 (“ACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”) and all regulations and guidance issued thereunder (collectively, with ACA and HCERA, the “Health Care Reform Laws”) and (ii) has been in compliance in all material respects with all Health Care Reform Laws since March 23, 2010, in the case of each of clauses (A) and (B), to the extent the Health Care Reform Laws are applicable thereto;

(ii) No penalty or excise Tax under Code §§4980D, 4980H or 4980I or any other provision of the Health Care Reform Laws has been imposed with respect to any Group Health Plan (and, to the Knowledge of ASB, nothing has occurred, and no condition or circumstance exists, that could reasonably be expected to result in the imposition of any such penalty or excise Tax);

(iii) Except as set forth on Confidential Schedule 3.28(i)(iii), there is no Controlled Group Plan that is a “multiple employer plan” or “multiemployer plan” (as either such term is defined in ERISA), nor has there been any such plan under which ASB or any of its Subsidiaries had any liability in the last 5 years (or would have had liability if notice had been given); and

(iv) Except as set forth on Confidential Schedule 3.28(i)(iv), no Controlled Group Plan that is a “welfare plan” within the meaning of ERISA §3(1) is a self-insured arrangement, and, with respect to each such Controlled Group Plan that is funded in whole or in part through an insurance policy, there is no liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of any event occurring on or before the date of this Agreement or with respect to periods through the Closing.

Each such Controlled Group Plan is included in the listing of Employee Plans on Confidential Schedule 3.28(a).

(j) Except as set forth on Confidential Schedule 3.28(j), no Employee Plan holds any stock or other securities of ASB or any of its Subsidiaries or provides the opportunity for the grant, purchase or contribution of any such security.

(k) Except as provided in Confidential Schedule 3.28(k), ASB or any of its Subsidiaries may, at any time amend or terminate any Employee Plan that it sponsors or maintains and may withdraw from any Employee Plan to which it contributes (but does not sponsor or maintain), without obtaining the consent of any third party, other than an insurance company in the case of any benefit underwritten by an insurance company, and without incurring liability except for unpaid premiums or contributions due for the pay period that includes the effective date of such amendment, withdrawal or termination.

(l) Each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Code §409A(d)(1) (a “Nonqualified Deferred Compensation Plan”) subject to Code §409A has (i) been maintained and operated since January 1, 2005 (or, if later, from its inception) in good faith compliance with Code §409A of the Code and all applicable IRS regulations promulgated thereunder and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, or has been amended in a manner that conforms with the requirements of Code §409A, and (ii) since January 1, 2011, been materially in documentary and operational compliance with Code §409A and all applicable IRS guidance promulgated thereunder. No additional tax under Code §409A(a)(1)(B) has been or is reasonably expected to be incurred by a participant in any such Employee Plan or other contract, plan, program, agreement, or arrangement. Neither ASB nor any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Code §409A(a)(1)(B). No currently outstanding stock option or other right to acquire ASB Stock or other equity security of ASB or any of its any of its Subsidiaries under any Employee Plan, or the payment of cash based on the value thereof, (A) has, as to any employee of ASB or any of its Subsidiaries, an exercise price that was less than the fair market value of the underlying equity security as of the date such stock option or right was granted, as determined by ASB in good faith and in compliance with the relevant IRS guidance in effect on the date of grant (including, IRS Notice 2005-1 and § 1.409A-1 (b)(5)(iv) of the Treasury regulations), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right, or (C) has been granted after December 31, 2004, with respect to any class of stock of ASB or any of its Subsidiaries that is not “service recipient stock” (within the meaning of applicable regulations under Code §409A).

(m) Confidential Schedule 3.28(m) sets forth a complete and accurate list of elections that have been made (or are pending) and actions that have been taken (or are pending) by ASB or any of its Subsidiaries pursuant to Sections 2301-2308 of the CARES Act, the Executive Order, executed on August 8, 2020, Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster or Sections 7001-7005 of the Families First Act.

Section 3.29 Obligations to Employees. All accrued obligations and liabilities of ASB, each of its Subsidiaries and all Employee Plans, for payments to trusts (including grantor trusts) or other funds, to any government agency or authority, or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to any of the matters listed below have been timely paid to the extent required by applicable Law or the terms of such plan, contract program, policy, or other governing instruments: (a) withholding taxes, unemployment compensation or social security benefits; (b) all pension, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, phantom stock and stock appreciation rights plans and agreements; (c) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, retirement, early retirement, severance, reimbursement, bonus or collective bargaining plans and agreements; (d) all executive and other incentive compensation plans, programs, or agreements; (e) all group insurance and health contracts, policies and plans; and (f) all other incentive, welfare (including vacation and sick pay), retirement or employee benefit plans or agreements maintained or sponsored, participated in, or contributed to, by ASB or any of its Subsidiaries for its current or former directors, officers, employees and agents. To the extent that payment of any obligation or liability under any of the foregoing is not currently required, adequate actuarial accruals and reserves for such payments have been and are being made by ASB or its Subsidiaries according to GAAP and applicable Law applied on a consistent basis. All obligations and liabilities of ASB and each of its Subsidiaries for all other forms of compensation that are or may be payable to their current or former directors, officers, employees or agents, or pursuant to any Employee Plan, have been and are being paid to the extent required by applicable Law or by the plan or contract, and adequate actuarial accruals and reserves for payment therefor have been and are being made by ASB and each of its Subsidiaries according to GAAP and generally accepted actuarial principles. All accruals and reserves referred to in this Section are correctly and accurately reflected and accounted for in the ASB Financial Statements and the books, statements and records of ASB and each of its Subsidiaries.

Section 3.30 Interest Rate Risk Management Instruments. Except as provided in Confidential Schedule 3.30, neither ASB nor any of its Subsidiaries has any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of ASB or any of its Subsidiaries or for the account of a customer of ASB or any of its Subsidiaries.

Section 3.31 Internal Controls. ASB and each of its Subsidiaries maintains in all material respects accurate books and records reflecting its assets and liabilities and maintains adequate internal accounting controls that are designed to provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of ASB and to maintain accountability for ASB’s and its Subsidiaries’ assets; (c) access to ASB’s and its Subsidiaries’ assets is permitted only in accordance with management’s authorization; (d) the reporting of ASB’s and its Subsidiaries’ assets is compared with existing assets at regular intervals; and (e) extensions of credit and other receivables are recorded accurately. Except as set forth on Confidential Schedule 3.31, none of ASB’s or any of its Subsidiaries’ systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of ASB, any of its Subsidiaries or their accountants.

Section 3.32 Community Reinvestment Act. The Bank is in material compliance with the Community Reinvestment Act (the “CRA”) and all regulations issued thereunder, and ASB has supplied EQBK with copies of the Bank’s current CRA Statement and all support papers therefo. The Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and ASB has no Knowledge of any reason why the Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other Governmental Entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 3.33 Fair Housing Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act and Equal Credit Opportunity Act. The Bank is in material compliance with the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and the Equal Credit Opportunity Act and all regulations issued thereunder. The Bank has not received any written notice of any violation of those acts or any of the regulations issued thereunder, and the Bank has not received any written notice of, nor does ASB have any Knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to the Bank’s non-compliance with such acts.

Section 3.34 Usury Laws and Other Consumer Compliance Laws. All loans of the Bank have been made in material compliance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the Kansas usury statutes as they are currently interpreted, Regulation Z issued by the Federal Reserve, the Federal Consumer Credit Protection Act and all statutes and regulations governing the operation of banks chartered under the Laws of the State of Kansas. Each loan on the books of the Bank was made in the ordinary course of business.

Section 3.35 Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. ASB and the Bank are in compliance with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations issued thereunder, and the Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, the Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. The Bank has timely filed all Suspicious Activity Reports with the Financial Institutions—Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under the Laws referenced in this Section.

Section 3.36 Unfair, Deceptive or Abusive Acts or Practices. Neither ASB nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices, as such terms are defined under §1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). There are no allegations, claims or disputes to which ASB or any of its Subsidiaries is a party that allege, or to the Knowledge of ASB, no Person has threatened to allege, that ASB or any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices.

Section 3.37 Securities Not Publicly Traded. No security or interest in ASB or any of its Subsidiaries is, or has been, publicly traded, quoted or traded on any security exchange, over-the-counter market or any interdealer quotation system including, without limitation, the New York Stock Exchange, Inc., The NASDAQ Stock Market LLC, the American Stock Exchange, Inc. or the Over-the-Counter Bulletin Board. Neither ASB nor any of its Subsidiaries has ever filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act or been required to file, or has voluntarily filed, periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Neither ASB nor any of its Subsidiaries has obtained a CUSIP number for any of its securities. The consummation of the transactions contemplated hereby will not require any notification or filing pursuant to Rule 10b-17 promulgated by the SEC or Rule 6490 promulgated by the Financial Industry Regulatory Authority.

Section 3.38 Proxy Statement/Prospectus. None of the information supplied or to be supplied by ASB or any of its Subsidiaries or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of ASB and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to ASB or any of its Subsidiaries necessary in order to make the statements therein with respect to ASB and any of its Subsidiaries, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that ASB is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to ASB and each of its Subsidiaries with the provisions of applicable Law.

Section 3.39 Agreements Between ASB and its Subsidiaries; Claims. Except as set forth on Confidential Schedule 3.39, there are no written or oral agreements or understandings between ASB and any of its Subsidiaries. All past courses of dealings between ASB and each of its Subsidiaries have been conducted in the ordinary course of business, on arms-length terms consistent with applicable Law and prudent business practices. ASB has no Knowledge of any Claims that ASB has against any of its Subsidiaries or of any facts or circumstances that would give rise to any such Claim.

Section 3.40 Representations Not Misleading. No representation or warranty by ASB contained in this Agreement, nor any written statement, exhibit or schedule furnished to EQBK by ASB under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over ASB or its properties of the facts and circumstances upon which they were based.

Section 3.41 State Takeover Laws. The ASB Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any applicable provisions of the takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law.

Section 3.42 Opinion of Financial Advisor. Prior to the execution of this Agreement, the ASB Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from D.A. Davidson & Co., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of ASB Common Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 3.43 Mortgage Servicing Right.

(a) The Bank is approved by and is in good standing to originate and/or service, as applicable: (i) as a supervised mortgagee by the HUD with respect to Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by the Government National Mortgage Association; (iii) by the VA with respect to VA loans; and (iv) as a seller/servicer by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation with respect to conventional residential mortgage loans.

(b) Neither ASB nor any of its Subsidiaries has not received any written notice or other written communication from any Governmental Entity that such Governmental Entity intends to terminate or restrict the Bank’s status as an approved participant in its programs involving the businesses for which the Bank is as of the date hereof registered, approved or authorized. The Bank is properly licensed and qualified to do business and in good standing in each jurisdiction in which such licensing and qualification is necessary to act under any Servicing Agreement and applicable Law, and qualified to act under each Servicing Agreement.

(c) The Credit Policies and Servicing Policies have been designed to comply in all material respects with the applicable Agency Guides, applicable Law and Applicable Requirements. ASB and each of its Subsidiaries has endeavored to follow all such Credit Policies and Servicing Policies, and any failures to do so would not be material to ASB. ASB has made true and correct copies of all of its Credit Policies and Servicing Policies available to EQBK prior to the date hereof.

(d) There has been no legal action, suit or proceeding or judicial, administrative or governmental investigation against ASB or any of its Subsidiaries relating to (i) any failure to comply with the Applicable Requirements in connection with the underwriting, origination, Servicing or sale of any Mortgage Loan, or (ii) the rescission of any insurance or guaranty contract of ASB or any of its Subsidiaries.

(e) The Bank is a member in good standing of the Mortgage Electronic Registration Systems, Incorporated system.

(f) Confidential Schedule 3.43(f) sets forth all Mortgage Loans that ASB or any of its Subsidiaries has repurchased from any Persons pursuant to any Repurchase Obligation since January 1, 2019, together with all amounts otherwise paid to any other Persons due to a breach or claimed breach of any representation or warranty made by ASB or any of its Subsidiaries in order to satisfy any Repurchase Obligations to any other Persons.

(g) Neither ASB nor any of its Subsidiaries has received written notices that it is in breach of any representation or warranty made by it in connection with the sale, transfer, assignment or conveyance of any Mortgage Loan, or received any requests, notices or demands for the repurchase, indemnification, exercise of a make-whole obligation or similar right with respect to any Mortgage Loan or associated Repurchase Obligation, with respect to Mortgage Loans which would be material to the financial results of ASB.

(h) Except for obligations arising under ASB’s Servicing Agreements or sales of Mortgage Servicing Rights, neither ASB nor any of its Subsidiaries is a party to any contract pursuant to which ASB or any of its Subsidiaries may have any Repurchase Obligations with respect to any Mortgage Loans.

(i) The Credit Policies of ASB and its Subsidiaries are designed to ensure that each Mortgage Loan approved is eligible for sale to, or insurance by, the applicable Investor or Insurer upon such sale or issuance of insurance, except for any Mortgage Loan as to which the ineligibility for such sale or issuance of insurance would not be the contractual or legal responsibility of ASB under Applicable Requirements. ASB and its Subsidiaries have complied with all such Credit Policies in all material respects.

(j) All sales, assignments, conveyances, assignments, purchases, assumptions and related transfers of any Mortgage Loan or Servicing Rights by or to ASB or any of its Subsidiaries, including any related transfers of Servicing or Servicing Rights, were effected in material compliance with all Applicable Requirements. ASB timely obtained all necessary Regulatory Agency consents or other required governmental approvals in connection with the sale of any Servicing Rights.

Section 3.44 No Other Representations or Warranties. Except as expressly set forth in this Agreement, none of ASB, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to ASB or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EQBK

Except (i) as disclosed in the disclosure schedules delivered by EQBK to ASB prior to the execution hereof (the “EQBK Disclosure Schedules”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the EQBK Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by EQBK that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Change, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any EQBK SEC Reports filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), EQBK hereby represents and warrants to ASB as follows:

Section 4.01 Organization and Qualification.

(a) EQBK is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is a bank holding company registered under the BHCA. EQBK has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of EQBK, as amended to date, certified by the Secretary of EQBK, have been made available to ASB.

(b) Equity Bank is a Kansas state bank, duly organized and validly existing under the Laws of the State of Kansas and in good standing under all Laws of the State of Kansas. Equity Bank has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the articles of incorporation and bylaws of Equity Bank, as amended to date, have been made available to ASB. Equity Bank is an insured depository institution as defined in the FDIA.

(c) Merger Sub is a corporation, duly organized, validly existing and in good standing under all Laws of the State of Kansas and is wholly-owned by EQBK. Merger Sub has the corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and carry out its obligations under this Agreement. True and complete copies of the articles of incorporation and bylaws of Merger Sub, as amended to date, have been made available to ASB.

Section 4.02 Authority; Execution and Delivery.

(a) EQBK has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. EQBK has taken all action necessary to authorize the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by EQBK, and each constitutes the legal, valid and binding obligation of EQBK, enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

(b) Merger Sub has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the board of directors of Merger Sub. Merger Sub has taken all action necessary to authorize the execution, delivery and (provided the required regulatory approvals are subsequently obtained) performance of this Agreement and the other agreements and documents contemplated hereby to which it is a party. At or prior to the date hereof, the sole shareholder of Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interest of the sole shareholder of Merger Sub, and (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and such approval and adoption is the only approval of holders of any class of securities of Merger Sub which is required to adopt this Agreement and effect the transactions contemplated hereby. This Agreement has been, and the other agreements and documents contemplated hereby, have been or at Closing will be, duly executed by Merger Sub, and each constitutes the legal, valid and binding obligation of Merger Sub (assuming due authorization, execution and delivery by each other party hereto), enforceable in accordance with its respective terms and conditions, except as enforceability may be limited by the Bankruptcy Exception.

Section 4.03 Capitalization.

(a) The entire authorized capital stock of EQBK consists solely of (i) 45,000,000 shares of EQBK Class A Stock, of which 14,383,913 shares are issued and outstanding, as of March 31, 2021, (ii) 5,000,000 shares of EQBK Class B Stock, none of which are issued and outstanding, as of March 31, 2021, and (iii) 10,000,000 shares of preferred stock, none of which are issued and outstanding.

(b) At the Effective Time, the shares of EQBK Class A Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive rights or any applicable federal or state securities Laws, and except for shares issued to any shareholder of ASB who may be deemed to be an “affiliate” (under the Exchange Act) of EQBK after completion of the Merger, will not be subject to any restrictions on transfer arising under the Securities Act.

Section 4.04 SEC Filings; Financial Statements.

(a) EQBK has filed and made available to ASB all forms, reports, and documents required to be filed by EQBK with the SEC since its initial public offering (collectively, the “EQBK SEC Reports”). The EQBK SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such EQBK SEC Reports or necessary in order to make the statements in such EQBK SEC Reports, in light of the circumstances under which they were made, not misleading. Except for any Subsidiaries of EQBK that are registered as a broker, dealer or investment advisor or filings required due to fiduciary holdings of such Subsidiaries of EQBK, no Subsidiary of EQBK is required to file any forms, reports or other documents with the SEC.

(b) The financial statements of EQBK contained in the EQBK SEC Reports, including any EQBK SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of EQBK and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

Section 4.05 Compliance with Laws, Permits and Instruments.

(a) Except as set forth on Confidential Schedule 4.05, each of EQBK and Equity Bank holds all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of its business and is not in violation of any applicable Law or Order of any Governmental Entity, which is reasonably likely to result in a Material Adverse Change as to EQBK, individually or in the aggregate, or to the Knowledge of EQBK is reasonably likely to materially and adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement.

(b) Except as set forth on Confidential Schedule 4.05, each of EQBK and Equity Bank has performed and abided by all obligations required to be performed by it to the date hereof, and has complied with, and is in compliance with, and is not in default (or with the giving of notice or the passage of time shall not be in default) under, or in violation of, (i) any provision of the articles of incorporation or bylaws of EQBK or Equity Bank or other governing documents of EQBK or Equity Bank, as applicable (collectively, the “EQBK Constituent Documents”), (ii) any provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any Subsidiary of EQBK, or their respective assets, operations, properties or businesses now conducted or heretofore conducted, or (iii) any permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, order, decree or award of any Governmental Entity applicable to EQBK or any Subsidiary of EQBK or their respective assets, operations, properties or businesses now conducted or heretofore conducted, except in the case of clauses (ii) and (iii), where any such noncompliance, default or violation, in the aggregate, would not have a Material Adverse Change on EQBK or Equity Bank.

(c) Except as set forth on Confidential Schedule 4.05, the execution, delivery and (provided the required regulatory and shareholder approvals are obtained) performance of this Agreement and the other agreements contemplated hereby, and the completion of the transactions contemplated hereby and thereby will not conflict with, or result, by itself or with the giving of notice or the passage of time, in any violation of or default or loss of a benefit under, (i) the EQBK Constituent Documents, (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to EQBK or any of its Subsidiaries or their respective assets, operations, properties or businesses, or (iii) any material Law or Order of any Governmental Entity applicable to EQBK or any of its Subsidiaries or their respective assets, operations, properties or businesses.

Section 4.06 Undisclosed Liabilities. EQBK has no liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any employee benefit plan maintained by EQBK or liabilities for federal, state or local Taxes or assessments) that are not reflected in or disclosed in the EQBK SEC Reports, except (a) those liabilities and expenses incurred in the ordinary course of business and consistent with past business practices since the date of the EQBK SEC Reports or (b) that are not, individually or in the aggregate, material to EQBK.

Section 4.07 Litigation.

(a) Except as set forth on Confidential Schedule 4.07, neither EQBK nor Equity Bank is a party to any, and there are no pending or, to the Knowledge of EQBK, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against EQBK or Equity Bank which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK or Equity Bank, nor, to the Knowledge of EQBK, is there any basis for any proceeding, claim or any action against EQBK or Equity Bank that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change as to EQBK or Equity Bank. There is no Order imposed upon EQBK or Equity Bank or the assets or property of EQBK or Equity Bank that has resulted in, or is reasonably likely to result in, a Material Adverse Change as to EQBK or Equity Bank.

(b) No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the best Knowledge of EQBK, threatened against EQBK or Equity Bank that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 4.08 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve under the BHCA and approval of such applications, filings and notices, (c) the filings of applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the OSBC in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Proxy Statement/Prospectus and (ii) the Form S-4 and declaration of effectiveness of the Form S-4, (f) the filing of the certificates of merger with the Secretary of State of the State of Kansas pursuant to the requirements of the KGCC and the OSBC, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of shares of EQBK Class A Stock pursuant to this Agreement and the approval of the listing of such EQBK Class A Stock on the NASDAQ, no consents, Orders or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by EQBK of this Agreement or (B) the consummation by EQBK of the transactions contemplated by this Agreement. As of the date of this Agreement, EQBK knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis and EQBK has no Knowledge of any fact or circumstance that would materially delay receipt of any such required regulatory approval.

Section 4.09 Regulatory Compliance.

(a) Except as set forth on Confidential Schedule 4.09, neither EQBK nor Equity Bank is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of a supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business. Except as set forth on Confidential Schedule 4.09, there is no unresolved violation, criticism or exception by any Regulatory Agency or other Governmental Entity with respect to any report or statement relating to any examinations of EQBK or Equity Bank. There are no actions or proceedings pending or, to the Knowledge of EQBK, threatened against EQBK, Equity Bank or other Subsidiary of EQBK by any Regulatory Agency. EQBK is “well-capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined is 12 C.F.R. § 225.2(s)). Equity Bank is an “eligible bank” (as that term is defined in 12 C.F.R. § 303.2(r)). Notwithstanding the foregoing, neither party shall be required to take any action under this Agreement that would cause such party to violate 12 C.F.R. §309.6.

(b) All material reports, records, registrations, statements, notices and other documents or information required to be filed by EQBK or Equity Bank with any Regulatory Agency, have been duly and timely filed and all information and data contained in such reports, records or other documents are substantially true, accurate, correct and complete.

Section 4.10 Proxy Statement/Prospectus. None of the information supplied or to be supplied by EQBK or any of its directors, officers, employees or agents for inclusion in the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of ASB and, as the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to EQBK or any Subsidiary of EQBK necessary in order to make the statements therein with respect to EQBK or any Subsidiary of EQBK, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that EQBK or Equity Bank is responsible for filing with any Regulatory Agency in connection with the Merger or the Bank Merger shall comply with respect to EQBK and Equity Bank in all material respects with the provisions of applicable Law.

Section 4.11 Absence of Certain Changes. Since December 31, 2020, (a) EQBK has conducted its business in the ordinary course (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no event has occurred or circumstance arisen that, individually or in the aggregate, had or is reasonably likely to have, a Material Adverse Change on EQBK or Equity Bank.

Section 4.12 EQBK Disclosure Controls and Procedures. Except as set forth on Confidential Schedule 4.12, none of EQBK’s records, systems, controls, data or information, are recorded, stored, maintained and operated wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of EQBK or its accountants. EQBK has devised, established and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (except as otherwise required by RAP).

Section 4.13 Representations Not Misleading. No representation or warranty by EQBK contained in this Agreement, nor any written statement, exhibit or schedule furnished to ASB by EQBK under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any Governmental Entity having jurisdiction over EQBK or their properties of the facts and circumstances upon which they were based.

Section 4.14 Opinion of Financial Advisor. Prior to the execution of this Agreement, the EQBK Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Stephens Inc. to the effect that as of the date thereof and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration payable pursuant to this Agreement is fair from a financial point of view to EQBK. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

Section 4.15 No Other Representations or Warranties. Except as expressly set forth in this Agreement, none of EQBK, its Subsidiaries or any other Person is making or has made, and none of them shall have liability in respect of, any written or oral representation or warranty, express or implied, at Law, in equity or otherwise, with respect to EQBK or any of its Subsidiaries or otherwise, and whether express or implied, at Law, in equity or otherwise, in respect of this Agreement or the transactions contemplated thereby, or in respect of any other matter whatsoever.

ARTICLE V

COVENANTS OF ASB

Section 5.01 Commercially Reasonable Efforts. ASB will use commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the completion of the transactions contemplated hereby in accordance with this Agreement.

Section 5.02 Shareholders’ Meeting. ASB, acting through the ASB Board, shall, in accordance with applicable Law (subject to a Change in Recommendation in accordance with Section 5.23):

(a) duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC for the purpose of approving and adopting this Agreement, the Merger, and the transactions contemplated hereby;

(b) require no greater than the minimum vote of the capital stock of ASB required by applicable Law in order to approve this Agreement, the Merger and the transactions contemplated hereby;

(c) include in the Proxy Statement/Prospectus the recommendation of the ASB Board that the shareholders of ASB vote in favor of the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby; and

(d) cause the Proxy Statement/Prospectus to be mailed to the shareholders of ASB as soon as practicable after the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) become effective with the SEC, and use its commercially reasonable efforts to obtain the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby by shareholders holding at least the minimum number of shares of ASB Stock entitled to vote at the Shareholders’ Meeting necessary to approve the foregoing under applicable Law. The letters to shareholders, notices of meeting, proxy statement of ASB and EQBK and forms of proxy to be distributed to ASB’s and EQBK’s shareholders in connection with the Merger and this Agreement shall be in form and substance reasonably satisfactory to EQBK and are collectively referred to herein as the “Proxy Statement/Prospectus”.

Section 5.03 Information Furnished by ASB. ASB shall promptly following receipt of a written request from EQBK furnish or cause to be furnished to EQBK, all information concerning ASB, including but not limited to financial statements, required for inclusion in any statement or application made or filed by EQBK to any governmental body in connection with the transactions contemplated by this Agreement or in connection with any unrelated transactions during the pendency of this Agreement. ASB represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. ASB shall otherwise fully cooperate with EQBK in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement.

Section 5.04 Required Acts. Between the date of this Agreement and the Closing, ASB will, and will cause of each of its Subsidiaries including the Bank to, unless otherwise permitted in writing by EQBK:

(a) operate (including, without limitation, the making of, or agreeing to make, any loans or other extensions of credit) only in the ordinary course of business and consistent with past practices and safe and sound banking principles;

(b) except as required by prudent business practices, use all commercially reasonable efforts to preserve its business organization intact and to retain its present directors, officers, employees, key personnel and customers, depositors and goodwill and to maintain all assets owned, leased or used by it (whether under its control or the control of others), in good operating condition and repair, ordinary wear and tear excepted;

(c) perform all of its obligations under any material contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as ASB or any of its Subsidiaries may in good faith reasonably dispute;

(d) maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

(e) timely file, subject to extensions, all reports required to be filed with any Governmental Entity and observe and conform, in all material respects, to all applicable Laws, except those being contested in good faith by appropriate proceedings;

(f) timely file, subject to extensions, all Tax Returns required to be filed by it and timely pay all Taxes that become due and payable, except those being contested in good faith by appropriate proceedings and properly accrued in accordance with GAAP;

(g) promptly notify EQBK of any Tax proceeding or claim pending or threatened against or with respect to ASB or any of its Subsidiaries;

(h) withhold from each payment made to each of its employees, independent contractors, creditors and other third parties the amount of all Taxes required to be withheld therefrom and pay the same to the proper Governmental Entity when due;

(i) account for all transactions and prepare all financial statements in accordance with GAAP (unless otherwise instructed by RAP in which instance account for such transaction in accordance with RAP);

(j) promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the instructions to the Call Report and the Uniform Retail Credit Classification and Account Management Policy;

(k) maintain the allowance for loan losses account in an amount adequate in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans and in compliance with applicable regulatory requirements; provided, further, that such allowance for loan losses as determined in accordance with GAAP and RAP, shall equal the greater of (A) 1.21% of total loans outstanding (excluding for purposes of this calculation any PPP loans from the total loans outstanding) as of the Closing Date, or (B) the amount required to comply with GAAP standards;

(l) except as otherwise provided in this Agreement, pay or accrue all costs, expenses and other charges to be incurred by ASB or any Subsidiary thereof in connection with the Merger, including, but not limited to, all legal fees, accounting fees, consulting fees and brokerage fees, prior to the Calculation Date; and

(m) ensure that all accruals for Taxes are accounted for in the ordinary course of business, consistent with past practices and in accordance with GAAP (unless otherwise instructed by RAP in which case such accrual will be accounted for in accordance with RAP).

Section 5.05 Prohibited Acts. Between the date of this Agreement and the Closing, ASB will not, and will not permit any of its Subsidiaries including the Bank to, without the prior written consent of EQBK, except as set forth on Confidential Schedule 5.05:

(a) take or fail to take any action that would cause the representations and warranties made in Article III to be inaccurate at the time of the Closing or preclude ASB from making such representations and warranties at the time of the Closing;

(b) merge into, consolidate with or sell its assets to any other Person or entity, change or amend ASB’s or any of its Subsidiaries’ articles of incorporation or bylaws, increase the number of shares of ASB Stock (other than by exercise of a ASB Option) or any of its Subsidiaries’ stock outstanding or increase the amount of the Bank’s surplus (as calculated in accordance with the instructions to the Call Report);

(c) except as explicitly permitted hereunder or in accordance with applicable Law or pursuant to a contract existing as of the date of this Agreement, engage in any transaction with any affiliated Person or allow such Persons to acquire any assets from ASB or any of its Subsidiaries, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits already granted or accrued under the Employee Plans currently in effect, or (ii) any deposit (in any amount) made by an officer, director or employee;

(d) declare, set aside or pay any dividends or make any other distribution to its shareholders (including any share dividend, dividends in kind or other distribution) whether in cash, shares or other property or purchase, retire or redeem, or obligate itself to purchase, retire or redeem, any of its capital shares or other securities, except for (i) the final dividend payable on the ASB Series C Preferred Stock pursuant to Section 1.14; and (ii) regular semi-annual dividends on the ASB Series C Preferred Stock in the aggregate amount of $110,000; for the avoidance of doubt, ASB shall not be permitted to repurchase or redeem any shares of ASB Stock under the terms of the ASB Shareholders’ Agreement or otherwise;

(e) discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with past practices and except for liabilities incurred in connection with the transactions contemplated hereby;

(f) issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

(g) accelerate the vesting of pension or other benefits in favor of employees of ASB or any of its Subsidiaries except according to the Employee Plans or as otherwise contemplated by this Agreement or as required by applicable Law;

(h) acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

(i) mortgage, pledge or subject to Lien any of its property, business or assets, tangible or intangible, except (i) Permitted Encumbrances and (ii) pledges of assets to secure public funds deposits;

(j) except for the sale of any Scheduled Loan which may only be sold without recourse to the Bank, sell, transfer, lease to others or otherwise dispose of any of its assets, or cancel or compromise any debt or claim, or waive or release any right or claim of a market value in excess of $5,000;

(k) settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $100,000 and that would not impose any material restriction on the business of ASB or any Subsidiary thereof;

(l) make any change in the rate or timing of payment of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, other than periodic increases in compensation consistent with past practices, and bonuses, commissions, and incentives consistent with past and normal practices to its employees and officers;

(m) enter into any employment or consulting contract (other than as contemplated by the terms of the Employee Plans or this Agreement) or other agreement with any current or proposed director, officer or employee or adopt, amend any Employment Agreement, amend in any material respect or terminate any pension, employee welfare, retirement, stock purchase, stock option, phantom stock, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement for the benefit of its directors, employees or former employees, except as required by applicable Law or by this Agreement;

(n) make any capital expenditures or capital additions or betterments except for such capital expenditures or capital additions that are set forth in writing in the budget provided to EQBK or that are necessary to prevent substantial deterioration of the condition of a property;

(o) sell or dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

(p) make any, or acquiesce with any, change in any (i) credit underwriting standards or practices, including loan loss reserves, (ii) asset liability management techniques, (iii) accounting methods, principles or material practices, except as required by changes in GAAP as concurred in by ASB’s independent auditors, or as required by any applicable Regulatory Agency, (iv) tax election, change in taxable year, accounting principles, practices or methods for Tax purposes, amendment of a Tax Return, restriction on any assessment period relating to Taxes, settlement of any Tax claim, action, suit, litigation, proceeding, arbitration, investigation, audit, controversy or assessment relating to ASB or any of its Subsidiaries, “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law), or surrender any claim to a refund, or (v) extension (other than automatic extensions and extensions obtained in the ordinary course of business) in the time to file Tax Returns, or waiver of the limitation period applicable to any Tax claim or assessment relating to ASB or its Subsidiaries;

(q) reduce the amount of the Bank’s allowance for loan losses except through charge offs;

(r) sell (but payment at maturity is not a sale) or purchase any investment securities, other than purchases of obligations of the U.S. Treasury (or any agency thereof) with a duration of four (4) years or less and an AA rating by at least one nationally recognized ratings agency; provided that ASB and Subsidiaries may liquidate their securities portfolio without consent of EQBK;

(s) renewed, extended the maturity of, or altered any of the terms of any loan classified by ASB as “watch,” “special mention,” “substandard,” “problem,” “loss,” or other words of similar import;

(t) make, commit to make, renew, extend the maturity of, or alter any of the material terms of any loan in excess of $500,000, but EQBK will be deemed to have given its consent under this Section 5.05(t) unless EQBK objects to such transaction no later than 48 hours (weekends and bank holidays excluded) after actual receipt by EQBK of all information relating to the making, renewal or alteration of that loan; or

(u) enter into any acquisitions or leases of real property, including new leases and lease extensions, other than in the ordinary course of business consistent with past practice or through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies;.

Section 5.06 Access; Pre-Closing Investigation.

(a) Upon reasonable notice and subject to applicable Laws, ASB will afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of EQBK reasonable access to the properties, books, contracts and records of ASB and each of its Subsidiaries, permit EQBK to make such inspections (including with regard to such properties physical inspection of the surface and subsurface thereof and any structure thereon pursuant to Section 5.12) as EQBK may reasonably require and furnish to EQBK during such period all such information concerning ASB, each of its Subsidiaries and its affairs as EQBK may reasonably request, in order that EQBK may have full opportunity to make such reasonable investigation as it desires to make of the affairs of ASB and each of its Subsidiaries, including access sufficient to verify the value of the assets and the liabilities of ASB and each of its Subsidiaries and the satisfaction of the conditions precedent to EQBK’s obligations described in Article VIII of this Agreement. EQBK will use its commercially reasonable efforts not to disrupt the normal business operations of ASB or any of its Subsidiaries. ASB agrees at any time, and from time to time, to furnish to EQBK as soon as practicable, any additional information that EQBK may reasonably request. Neither ASB nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of ASB’s or any of its Subsidiaries’ customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b) No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

Section 5.07 Additional Financial Statements. ASB will promptly furnish EQBK with true and complete copies of (a) each Call Report prepared after the date of this Agreement as soon as such reports are made available to the FDIC, (b) the consolidated balance sheet of ASB as of the end of each quarter during the term of this Agreement, the consolidated statement of income and changes in shareholders’ equity of ASB for each period during the term of this Agreement, and the consolidated statement of cash flows of ASB for each period during the term of this Agreement, as soon as each such compiled financial statement is made available to ASB, (c) unaudited month-end financial statements of ASB, and (d) each Tax Return for either ASB or the Bank prepared after the date of this Agreement as soon as such returns are made available to the IRS.

Section 5.08 Untrue Representations. ASB will promptly notify EQBK in writing if ASB becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to EQBK or any representation or warranty made in or pursuant to this Agreement or that results in the failure of ASB or any of its Subsidiaries to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 5.09 Litigation and Claims. ASB will promptly notify EQBK in writing of any litigation, or of any claim, controversy or contingent liability that might be reasonably expected to become the subject of litigation, against ASB or any of its Subsidiaries or affecting any of their properties, and ASB will promptly notify EQBK of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of ASB, threatened against ASB or any of its Subsidiaries that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by ASB or any of its Subsidiaries pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.10 Material Adverse Changes. ASB will promptly notify EQBK in writing if any change or development has occurred or, to the Knowledge of ASB, been threatened (or any development has occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on ASB or any of its Subsidiaries, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the completion of the transactions contemplated by this Agreement, or (c) would cause the conditions in Article VIII not to be satisfied.

Section 5.11 Consents and Approvals. ASB will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Confidential Schedule 2.02(j).

Section 5.12 Environmental Investigation; Right to Terminate Agreement.

(a) EQBK and its consultants, agents and representatives will have the right, to the same extent that ASB has the right, if any, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”) at any time on or prior to the date that is forty-five (45) days after the date of this Agreement. EQBK will notify ASB prior to any physical inspections of the Property, and ASB may place reasonable restrictions on the time of such inspections. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by EQBK, EQBK will (i) notify ASB of any Property for which it intends to conduct such a Secondary Investigation and the reasons for such Secondary Investigation, and (ii) commence such Secondary Investigation, on or prior to the date that is seventy-five (75) days after the date of this Agreement. EQBK will give reasonable notice to ASB of such Secondary Investigations, and ASB may place reasonable time and place restrictions on such Secondary Investigations. After completing the Environmental Inspections and Secondary Investigation contemplated by this Agreement, EQBK shall remove the equipment and restore any part of the Property that was affected by its activities to a condition that is reasonably similar to the condition of the Property at the time immediately preceding the commencement of said activities.

(b) ASB agrees to make available to EQBK and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including the results of other Environmental Inspections and surveys. ASB also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with EQBK and will be entitled to certify the same in favor of EQBK and its consultants, agents and representatives and make all other data available to EQBK and its consultants, agents and representatives.

Section 5.13 Registration Statement and Proxy Statement/Prospectus.

(a) ASB agrees to cooperate and assist EQBK in (i) preparing a Registration Statement on Form S-4 (the “Registration Statement”), relating to the shares of EQBK Stock to be issued as part of the Merger Consideration provided for herein, and the Proxy Statement/Prospectus, and (ii) filing the Registration Statement and the Proxy Statement/Prospectus (forming a part of the Registration Statement) with the SEC, including furnishing to EQBK all information concerning ASB and each of its Subsidiaries that EQBK may reasonably request in connection with preparation of such Registration Statement and Proxy Statement/Prospectus. A Change in Recommendation effected in accordance with the provisions of Section 5.23 will not constitute a breach by ASB of this Agreement. None of the information supplied or to be supplied by ASB or any of its directors, officers, employees or agents for inclusion in the Registration Statement or the Proxy Statement/Prospectus shall, at the date the Proxy Statement/Prospectus is mailed to the shareholders of ASB and, as the Registration Statement and the Proxy Statement/Prospectus may be amended or supplemented, at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to ASB necessary in order to make the statements therein with respect to ASB, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting. All documents that ASB is responsible for filing with any Regulatory Agency in connection with the Merger shall comply with respect to ASB in all material respects with the provisions of applicable Law.

(b) The ASB Board has resolved to recommend to the ASB shareholders that they approve this Agreement and the Merger and, subject to a Change in Recommendation in accordance with Section 5.23, shall submit to its shareholders this Agreement and any other matters required to be approved by its shareholders in order to carry out the purposes of this Agreement. Subject to a Change in Recommendation in accordance with Section 5.23, the ASB Board shall (i) include in the Proxy Statement/Prospectus the recommendation of the ASB Board that the shareholders of ASB vote in favor of this Agreement, the Merger and the transactions contemplated hereby, (ii) use its commercially reasonable efforts to obtain such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby, (iii) perform such other acts as may reasonably be requested by EQBK to ensure that such shareholder approval of this Agreement, the Merger and the transactions contemplated hereby are obtained, and (iv) cause the Proxy Statement/Prospectus to be mailed to the shareholders of ASB as soon as practicable after the Registration Statement becomes effective with the SEC.

(c) If ASB becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, ASB shall promptly inform EQBK thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

Section 5.14 Benefit Plans.

(a) ASB will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is a Code section 401(a) qualified retirement plan (each a “Retirement Plan”) and related trust sponsored by ASB or any of its Subsidiaries, effective no later than the date immediately before the Closing Date. ASB will provide EQBK evidence or such other confirmation from ASB which EQBK deems appropriate that (i) each such Retirement Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action and (ii) at the request of EQBK, ASB will submit to the IRS an application for determination of the tax-qualified status of any qualified plan relating to its termination. Provided EQBK’s request to file an application for determination is given at least ninety (90) days prior to the Closing, such application will be filed on or before the Closing. Any costs incurred prior to the Closing related to the termination of each Retirement Plan shall be paid (including all related legal, administrative and other costs and expenses unless specifically set forth otherwise in this subsection) solely by ASB.

(b) At the direction of EQBK, ASB will take, and will cause each of its Subsidiaries to take, all action necessary to terminate any Employee Plan that is an employee welfare benefit plan, as defined in ERISA § 3(1) (“Welfare Plan”), effective not later than immediately before the Closing. ASB will provide EQBK evidence or such other confirmation from ASB which EQBK deems appropriate that each such Welfare Plan has been terminated as set forth in this paragraph pursuant to duly authorized corporate action. Notwithstanding the foregoing, without the consent of EQBK, ASB shall not take, or permit any of its Subsidiaries to take, any action to terminate any Welfare Plan that is a group medical plan.

Section 5.15 Termination of Contracts.

(a) ASB and each of its Subsidiaries will, with regard to any contract to which ASB or any of its Subsidiary is a party identified by EQBK prior to the Calculation Date, cooperate with and take such actions as reasonably requested by EQBK to terminate any such contract on a date to be determined by EQBK, in its sole discretion. Any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by ASB or any of its Subsidiaries in connection with the termination of any contract, regardless of whether such contract is identified by EQBK, shall be accrued or paid by ASB or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(a). For the avoidance of doubt, EQBK will not pay or be responsible for the payment of any costs, fees, expenses, contract payments, penalties or liquidated damages in connection with the termination of any contract.

(b) ASB and each of its Subsidiaries will cooperate with EQBK in EQBK’s negotiation in good faith of a reasonable settlement of the termination of ASB’s and/or each of its Subsidiaries’ data processing/technology contracts listed on Confidential Schedule 5.15(b) and ASB and each of its Subsidiaries will take such actions as reasonably requested by EQBK in connection with the termination of such contracts, to ensure that if the Merger occurs, the data procession/technology contracts listed on Confidential Schedule 5.15(b) will be terminated in connection with the consummation of the Merger; provided, that any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by ASB or any of its Subsidiaries in connection with the termination of such data processing and technology contracts shall be accrued or paid by ASB or its Subsidiaries on or prior to the Calculation Date in accordance with this Section 5.15(b).

(c) Any such notice and actions by ASB and/or each of its Subsidiaries pursuant to this Section 5.15 will be in accordance with the terms of such contracts.

Section 5.16 Conforming Accounting Adjustments. ASB and each of its Subsidiaries shall, if requested by EQBK, consistent with GAAP, immediately prior to Closing, make such accounting entries as EQBK may reasonably request in order to conform the accounting records of ASB and each of its Subsidiaries to the accounting policies and practices of EQBK; provided, however, that no such adjustment shall (a) constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement (except to the extent that a certain representation, warranty, covenant or other provision is breached and thus, requires the adjustment), (b) require any prior filing with any governmental agency or regulatory authority,

(c) violate any Law, rule or regulation applicable to ASB or any of its Subsidiaries, or (d) be an acknowledgment by ASB (i) of any adverse circumstances for purposes of determining whether the conditions to EQBK’s obligations under this Agreement have been satisfied, (ii) that such adjustment is required for purposes of determining satisfaction of the condition to EQBK’s obligations under this Agreement set forth in Section 8.08 or (iii) that such adjustment has any bearing on the Merger Consideration. For the avoidance of doubt, the “Credit Marks” set forth on Confidential Schedule 1.06(k) shall not be included in any such conforming accounting adjustments.

Section 5.17 Regulatory and Other Approvals. ASB, at its own expense, will promptly file or cause to be filed applications for all regulatory approvals required to be obtained by ASB in connection with this Agreement and the other agreements contemplated hereby. ASB will promptly furnish EQBK with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested. ASB will use its commercially reasonable efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time.

Section 5.18 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration and other such Taxes and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement, if any, shall be paid by the party liable for such Tax under Law when due, and such party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the other party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b) ASB and its Subsidiaries shall comply with the recordkeeping and information reporting requirements imposed on them, including but not limited to those set forth in Treasury Regulation Section 1.368-3.

(c) ASB and its Subsidiaries further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d) ASB and its Subsidiaries will not take any action or omit to take any action that would prevent or impede the Integrated Mergers taken together from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d). ASB will comply, to the extent reasonably expected to be necessary to cause the Integrated Mergers taken together to qualify as a reorganization under the provisions of Section 368(a) of the Code, and with all representations, warranties, and covenants contained in the ASB Tax Certificate.

(e) In the event of any audit of ASB’s or its Subsidiaries’ federal or state Tax Returns (i) prior to the consummation of the Integrated Mergers, EQBK and ASB shall cooperate regarding any such audit and ASB shall not settle the same without the consent of EQBK, which consent will not be unreasonably withheld; and (ii) after the Effective Time, EQBK may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

Section 5.19 Tax-free Reorganization Opinion. Officers of ASB and its Subsidiaries shall execute and deliver to Norton Rose Fulbright US LLP and Stinson LLP (or such other counsel selected by each of EQBK and ASB), respectively, certificates (the “ASB Certificate”) containing appropriate representations and covenants, reasonably satisfactory in form and substance to each counsel, at such time or times as may be reasonably requested by each counsel, including the Closing Date (and, if requested, as of the date on which the Registration Statement is declared effective by the SEC), in connection with each counsel’s deliveries of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 8.16 and Section 7.10, and ASB shall also provide such other information as reasonably requested by each counsel for purposes of rendering the opinions described in Section 7.10 and Section 8.16.

Section 5.20 Disclosure Schedules. At least five (5) days but not more than ten (10) days prior to the Closing, ASB agrees to provide EQBK with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the date that such schedules are delivered. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 5.21 Transition.

(a) The senior officers of ASB and the Bank agree to meet with senior officers of EQBK as reasonably requested by EQBK to review the financial and operational affairs of the Bank, and to the extent permitted by applicable Law, each of ASB and the Bank agrees to give due consideration to EQBK’s input on such matters, consistent with this Section 5.21, with the understanding that EQBK shall in no event be permitted to exercise control of ASB or the Bank prior to the Effective Time and, except as specifically provided under this Agreement, ASB and the Bank shall have no obligation to act in accordance with EQBK’s input. Commencing after the date hereof and to the extent permitted by applicable Law, EQBK, ASB and the Bank shall use their commercially reasonable efforts to plan the integration of ASB and the Bank with the businesses of EQBK and their respective affiliates to be effective as much as practicable as of the Closing Date; provided, however, that in no event shall EQBK or its affiliates be entitled to control ASB or the Bank prior to the Effective Time. Without limiting the generality of the foregoing, from the date hereof through the Effective Time and consistent with the performance of their day-to-day operations and the continuous operation of ASB and the Bank in the ordinary course of business, ASB’s and the Bank’s employees and officers shall use their commercially reasonable efforts to provide support, including support from ASB’s and the Bank’s outside contractors, and to assist EQBK in performing all tasks, including, without limitation, equipment installation, reasonably required to result in a successful integration at the Closing. EQBK shall provide such assistance of its personnel as ASB and the Bank shall request to permit ASB and the Bank to comply with their obligations under this Section 5.21.

(b) Following receipt of all regulatory approvals required for the consummation of the transactions contemplated by this Agreement, each of ASB and the Bank shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its agents to, permit EQBK to take all reasonable actions that EQBK deems necessary or appropriate, and to cooperate and to use its commercially reasonable efforts to cause its agents to cooperate in the taking of such actions, to enable EQBK, after the Closing, to satisfy the applicable obligations under §§302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) and the other requirements of the SOA with respect to ASB and the Bank, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA. Any such actions shall be at the expense of EQBK.

Section 5.22 Execution of Releases. ASB shall use its best efforts to cause the persons set forth on Confidential Schedule 8.06 to take such action as they are required to, in order to execute the releases as described in Section 8.06.

Section 5.23 No Solicitation.

(a) Subject to the provisions of this Section 5.23, ASB will not, and will cause its Subsidiaries not to, and will cause ASB’s and its Subsidiaries’ respective officers, directors, employees, Affiliates, agents and representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal or (ii) except as permitted below, (A) engage in negotiations or discussions with or provide any information or data to, any Person relating to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.23(b)). ASB shall, and shall cause each of its officers, directors, employees, Affiliates, agents and representatives to, (i) immediately cease any solicitations, discussions or negotiations with any Person (other than EQBK or Merger Sub) conducted heretofore with respect to any Acquisition Proposal and promptly request return or destruction of confidential information related thereto, (ii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its officers, directors, employees, Affiliates, agents and representatives is a party and (iii) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the approval of the ASB shareholders, in the event that ASB receives a bona fide Acquisition Proposal that is not received in violation of this Section 5.23, ASB and the ASB Board may participate in discussions or negotiations with, or furnish any information to, any Person making such Acquisition Proposal and its agents and representatives or potential sources of debt financing that need to be involved in such discussion, provided that (i) the ASB Board determines in good faith, after consultation with its counsel and financial advisor, that such Person is reasonably likely to submit to ASB a Superior Proposal, and (ii) that failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties; provided, however, that, prior to providing any nonpublic information to such Person or participating in discussions or negotiations with such Person, ASB shall have entered into a confidentiality agreement with such Person on terms that are substantially similar to the confidentiality provisions of the Confidentiality Agreement and that any nonpublic information concerning ASB and its Subsidiaries provided to such Person, to the extent not previously provided to EQBK, is promptly provided to EQBK. In addition, nothing herein shall restrict ASB from complying with its disclosure obligations with regard to any Acquisition Proposal under applicable Law.

(c) ASB will promptly (and in any event within 48 hours) notify EQBK of the receipt by ASB of any Acquisition Proposal, which notice shall include the material terms of and identity of the Person(s) making such Acquisition Proposal. ASB will (subject to the fiduciary duties of the board of directors) keep EQBK reasonably informed of the status and material terms and conditions of any such Acquisition Proposal and of any material amendments or proposed material amendments thereto and will promptly notify EQBK of any determination by the ASB Board that such Acquisition Proposal constitutes a Superior Proposal.

(d) The ASB Board may, at any time prior to obtaining the approval of the ASB shareholders, (i) approve, endorse or recommend a Superior Proposal or enter into a definitive agreement with respect to a Superior Proposal or (ii) modify or amend in a manner adverse to EQBK or withdraw ASB Recommendation ((i) or (ii) above being referred to as a “Change in Recommendation”), provided that (x) prior to such Change in Recommendation, the ASB Board shall determine, in good faith (after consultation with its counsel), that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) such Change in Recommendation is in connection with a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account any action taken by EQBK pursuant to Section 5.23(e).

(e) Notwithstanding anything to the contrary contained in this Agreement, ASB may not terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal unless (i) it notifies EQBK in writing of its intention to take such action at least five (5) Business Days prior to taking such action, specifying the material terms of any applicable Superior Proposal, identifying the Person(s) making such Superior Proposal and providing EQBK an unredacted copy of all of the agreements with the party making such Superior Proposal, (ii) EQBK does not make, after being provided with reasonable opportunity to negotiate with ASB and its agents and representatives, within such five (5) Business Day period, irrevocable adjustments in the terms and conditions of this Agreement that the ASB Board determines, in good faith after consultation with its counsel and financial advisors, is at least as favorable to ASB’s shareholders as such Superior Proposal and (iii) ASB is not in material breach of this Section 5.23.

ARTICLE VI

COVENANTS OF EQBK

Section 6.01 Commercially Reasonable Efforts. EQBK shall use its respective commercially reasonable efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02 Regulatory Filings; Registration Statement.

(a) EQBK and Merger Sub, at their own expense, with the cooperation of ASB, at its own expense, shall promptly file or cause to be filed within thirty (30) days of the date of this Agreement applications for all regulatory approvals required to be obtained by EQBK, Equity Bank or Merger Sub in connection with this Agreement and the transactions contemplated hereby, including but not limited to the necessary applications for the prior approval of the Merger and the Bank Merger by the Federal Reserve, the FDIC and the OSBC.

(b) EQBK shall reserve and make available for issuance in connection with the Merger, and in accordance with the terms of this Agreement, the shares of EQBK Stock for the Stock Consideration and shall, with the cooperation of ASB and the Bank, file with the SEC the Registration Statement, which Registration Statement will contain the Proxy Statement/Prospectus, and EQBK shall use its commercially reasonable efforts to cause the Registration Statement to become effective at the earliest practicable time. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of the mailing thereof to the ASB shareholders at the time of the Shareholders’ Meeting and on the Effective Time, the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(c) EQBK shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, or any notice filings required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its commercially reasonable efforts to obtain such permits and approvals, or make such notice filings, on a timely basis.

(d) EQBK shall promptly and properly prepare and file any filings required under the Securities Act or Exchange Act, relating to the Merger and the transactions contemplated herein.

(e) EQBK shall keep ASB reasonably informed as to the status of such applications and filings and shall notify it promptly of any developments that reasonably could significantly delay the completion of the Merger. ASB shall have the right to review in advance, subject to applicable Laws relating to the exchange of information, all material non-confidential written information to be submitted to any Governmental Entity in connection with the transactions contemplated by this Agreement. If EQBK becomes aware prior to the Effective Time of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, EQBK shall promptly inform ASB thereof and take the necessary steps to correct the Proxy Statement/Prospectus.

Section 6.03 Untrue Representations. EQBK shall promptly notify ASB in writing if EQBK becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule or any other information furnished to ASB or any representation or warranty made in or pursuant to this Agreement or that results in the failure of EQBK to comply with any covenant, condition or agreement contained in this Agreement in all material respects.

Section 6.04 Litigation and Claims. EQBK shall promptly notify ASB of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of EQBK, threatened against EQBK or any Subsidiary of EQBK that questions or might question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by EQBK or any Subsidiary of EQBK pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.05 Material Adverse Changes. EQBK shall promptly notify ASB in writing if any change or development shall have occurred or, to the Knowledge of EQBK, been threatened (or any development shall have occurred or been threatened involving a prospective change) that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Change on EQBK, (b) would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement or (c) would cause the conditions in Article VII not to be satisfied.

Section 6.06 Consents and Approvals. EQBK will use its commercially reasonable efforts to obtain at the earliest practicable time all consents and approvals from third parties, including those listed on Confidential Schedule 2.03(j).

Section 6.07 Employee Matters.

(a) At the Effective Time, EQBK may, in its sole and absolute discretion, either discontinue the employment of one or more current employees of ASB or any of its Subsidiaries (each a “Terminated Employee”), or continue the employment of one or more current employees of ASB or any of its Subsidiaries (each a “Continuing Employee”). EQBK shall consult with the Chief Executive Officer of ASB with respect to the termination of any such employees in connection with the Closing. Subject to the right of subsequent amendment, modification, replacement or termination in the sole discretion of EQBK, each Continuing Employee shall be entitled, as an employee of EQBK or its Subsidiaries, to participate in the employee benefit plans of EQBK provided to similarly situated employees of EQBK or its Subsidiaries, if such Continuing Employee shall be eligible and, if required by the terms of such plans, selected for participation therein under the terms thereof and makes any required contributions. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this Section 6.07 is not intended to give any Continuing Employee any rights or privileges superior to those of other similarly situated employees of EQBK or its Subsidiaries. The provisions of this Section 6.07 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, EQBK shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a Continuing Employee may participate (excluding any defined benefit pension plan), credit each Continuing Employee with his or her term of service with ASB or any of its Subsidiaries to the extent such service was recognized under the analogous Employee Plan of ASB or any of its Subsidiaries.

(b) Terminated Employees and Continuing Employees will be eligible to receive the severance set forth on Confidential Schedule 6.07, subject to the satisfaction of the terms and condition set forth on such schedule. Terminated Employees and Continuing Employees are intended third party beneficiaries of Section 6.07(a) and Section 6.07(b).

(c) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of ASB or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, EQBK, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, ASB, EQBK or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of ASB or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Employee Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Employee Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 10.19, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of ASB or any of its Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.08 Board Seat.

(a) At or promptly following the Effective Time, EQBK shall increase by one (1) the number of directors constituting the EQBK Board and appoint Lee Borck, or such other current member of the ASB Board as mutually agreed by EQBK and ASB, to the EQBK Board, who shall be subject to EQBK’s standard director qualification process.

(b) At or promptly following the Effective Time, EQBK shall cause Equity Bank to increase by three (3) the number of directors constituting the Equity Bank Board and appoint Lee Borck, Doug Thurman and Max Nichols, or such other current member of the Bank board of directors as mutually agreed by EQBK and ASB, to the Equity Bank Board, who shall be subject to Equity Bank’s standard director qualification process.

Section 6.09 Conduct of Business in the Ordinary Course. Except as specifically provided for in this Agreement, EQBK shall conduct its business in the ordinary course as heretofore conducted. For purposes of this Section 6.09, the ordinary course of business shall consist of the banking and related business as presently conducted by EQBK and its Subsidiaries, and engaging in acquisitions and assisting in the management of its Subsidiaries.

Section 6.10 Access to Properties and Records. To the extent permitted by applicable Law, and solely for the purposes of verifying the representations and warranties of EQBK and preparing for the Merger and the other matters contemplated by this Agreement, EQBK shall, and shall cause each of its Subsidiaries to, upon reasonable notice from ASB to EQBK (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of ASB, who enter into a non-disclosure agreement with EQBK in a form acceptable to EQBK, reasonable access to the properties, books and records of EQBK and its Subsidiaries during normal business hours in order that ASB may have the opportunity to make such reasonable investigation of the affairs of EQBK and its Subsidiaries, and (b) furnish ASB with such additional financial and operating data and other information as to the business and properties of EQBK as ASB shall, from time to time, reasonably request. ASB shall use commercially reasonable efforts to minimize any interference with EQBK’s business operations during any such access. Neither EQBK nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of EQBK’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

Section 6.11 Nasdaq Listing. EQBK shall file all documents required to be filed to have the shares of EQBK Class A Stock to be issued pursuant to this Agreement included for listing on the Nasdaq Global Select Market and use its commercially reasonable efforts to affect said listing.

Section 6.12 Disclosure Schedules. At least five (5) days but not more than ten (10) days prior to the Closing, EQBK agrees to provide ASB with supplemental disclosure schedules reflecting any material changes thereto between the date of this Agreement and the date such schedules are delivered. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 6.13 No Control of Other Party’s Business. Nothing contained in this Agreement (including Sections 5.4 to Section 5.6) shall give EQBK, directly or indirectly, the right to control or direct the operations of ASB prior to the Effective Time or shall give ASB, directly or indirectly, the right to control or direct the operations of EQBK. Prior to the Effective Time, (a) each of ASB and EQBK shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, (b) ASB shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws, and (c) ASB shall not be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

Section 6.14 Tax-free Reorganization Opinion. Officers of EQBK and Merger Sub shall execute and deliver to Norton Rose Fulbright US LLP and Stinson LLP (or such other counsel selected by each of EQBK and ASB), respectively, certificates (the “EQBK Certificate”) containing appropriate representations and covenants, reasonably satisfactory in form and substance to each counsel, at such time or times as may be reasonably requested by each counsel, including the Closing Date (and, if requested, as of the date on which the Registration Statement is declared effective by the SEC), in connection with each counsel’s delivery of an opinion with respect to the Tax treatment of the Integrated Mergers pursuant to Section 7.10 and Section 8.16, and EQBK and Merger Sub shall also provide such other information as reasonably requested by each counsel for purposes of rendering the opinions described in Section 7.10 and Section 8.16.

Section 6.15 Directors’ and Officers’ Indemnification and Insurance.

(a) By virtue of the occurrence of the Mergers and Second Step Merger and the Bank Merger, EQBK and Equity Bank shall, from and after the Effective Time, succeed to ASB’s and Bank’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of ASB and the Bank, respectively, as provided in their articles of incorporation, Bylaws, indemnification agreements or otherwise in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time (collectively, the “Existing Indemnification Obligation”). EQBK hereby guaranties ASB’s indemnification obligations.

(b) Except to the extent prohibited by applicable Law, following the Effective Time and for a period of three (3) years thereafter, EQBK shall indemnify, defend, and hold harmless any Person who has rights to indemnification from ASB or the Bank, under the Existing Indemnification Obligation.

(c) Prior to Closing, EQBK and Equity Bank shall obtain, at the expense of EQBK, a six (6) year tail insurance coverage policy relating to the policies of directors’ and officers’ liability insurance currently maintained by ASB and the Bank as of the date hereof with respect to claims arising from facts or events that occurred on or prior to the Effective Time (including the transactions contemplated hereby) as currently maintained by ASB (“Tail Policy”), on terms no less advantageous than those contained in ASB’s existing directors’ and officers’ and company’s liability insurance policy; provided, however, that EQBK shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by ASB for such insurance.

(d) If EQBK or Equity Bank or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, to the extent necessary, provision shall be made so that the successors and assigns of EQBK or Equity Bank expressly assume the obligations set forth in this Section 6.15.

(e) The provisions of this Section 6.15 are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of ASB or the Bank (the “Indemnified Parties”) and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.16 Tax Matters. Following the Closing:

(a) EQBK shall prepare, or cause to be prepared, and file, or caused to be filed, all Tax Returns for ASB and its Subsidiaries that are to be filed after the Closing and shall pay all Taxes with respect to such Tax Returns.

(b) EQBK and its counsel shall control any audit of ASB and its Subsidiaries federal or state Tax Returns for any taxable period whether before or after the Closing Date, and EQBK may settle any such audit in any matter that it determines is appropriate and shall pay all amounts due with respect to any such settlement.

(c) EQBK shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

(d) EQBK will not take any action or omit to take any action that would prevent or impede the Integrated Mergers taken together from qualifying as a reorganization described in Section 368(a) of the Code or satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d). EQBK will comply, to the extent reasonably expected to be necessary to cause the Integrated Mergers taken together to qualify as a reorganization under the provisions of Section 368(a) of the Code, and with all representations, warranties, and covenants contained in the EQBK Certificate.

Section 6.17 TruPS Assumption. EQBK and ASB shall take all actions necessary to effect, immediately prior to and contingent upon the occurrence of the Closing, the assumption by EQBK of all of ASB’s obligations under the Indenture and the Guarantee in accordance with the terms thereof and the documents and agreements related thereto (the “TruPS Assumption”).

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ASB

The obligations of ASB under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by ASB:

Section 7.01 Representations and Warranties. (i) Each of the representations and warranties of the EQBK set forth in Sections 4.01, 4.02, and 4.03 (other than inaccuracies that are de minimis in amount and effect) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties made by EQBK in this Agreement or in any document or schedule delivered to ASB in connection with this Agreement being true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and being true and correct in all material respects as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date).

Section 7.02 Performance of Obligations. EQBK and Merger Sub have, or have caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by EQBK and Merger Sub under this Agreement on or prior to the Closing Date.

Section 7.03 Shareholder Approval. Each of this Agreement and the Merger having been approved by the requisite vote of the holders of the outstanding shares of ASB Stock as and to the extent required by the KGCC and the ASB Constituent Documents (the “Requisite ASB Vote”).

Section 7.04 Government and Other Approvals. ASB and EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Confidential Schedule 2.03(j) and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 7.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (c) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject ASB, the Bank or any officer, director, shareholder or employee of ASB or the Bank to criminal or civil liability. Further, no action or proceeding before any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (c) above.

Section 7.06 Delivery of Closing Documents. ASB shall have received all documents required to be received from EQBK on or prior to the Closing Date as set forth in Section 2.03 hereof, all in form and substance reasonably satisfactory to ASB.

Section 7.07 No Material Adverse Change. There having been no Material Adverse Change with respect to EQBK since December 31, 2020.

Section 7.08 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 7.09 Nasdaq Listing. The shares of EQBK Class A Stock to be issued pursuant to this Agreement shall have been approved for listing on the Nasdaq Global Select Market.

Section 7.10 Federal Tax Opinion. ASB shall have received an opinion of Stinson LLP (or other nationally recognized tax counsel chosen by ASB), in form and substance reasonably satisfactory to ASB, dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and based on facts, representations and assumptions described in such opinion, to the effect that the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to ASB may require and rely upon and may incorporate by reference representations and covenants, including those contained in ASB Certificate and EQBK Certificate referred to in Section 5.19 and Section 6.14, respectively, and such other information reasonably requested by and provided to it by ASB, EQBK or Merger Sub for purposes of rendering such opinion.

Section 7.11 Tail Policy. EQBK shall have procured the Tail Policy in accordance with the terms and subject to the conditions of Section 6.15(c).

Section 7.12 TRUPS Assumption. The TRUPS Assumption shall have occurred.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EQBK AND MERGER SUB

All obligations of EQBK and Merger Sub under this Agreement are subject to the satisfaction, prior to or at the Closing, of each of the following conditions, which may be waived in whole or in part by such parties.

Section 8.01 Representations and Warranties. (i) Each of the representations and warranties of the ASB set forth in Sections 3.01, 3.02, 3.03 (other than inaccuracies that are de minimis in amount and effect) and 3.14 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties made by ASB in this Agreement or in any document or schedule delivered to EQBK in connection with this Agreement being true and correct in all material respects (except to the extent such representations and warranties are qualified by their terms by reference to “material,” “materiality,” “in all material respects,” “Material Adverse Change,” or the like, in which case such representations and warranties as so qualified are true and correct in all respects) when made and being true and correct in all material respects as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties must have been true and correct as of such earlier date).

Section 8.02 Performance of Obligations. ASB has, or has caused to be, performed or observed, in all material respects, all obligations and agreements required to be performed or observed by ASB under this Agreement on or prior to the Closing Date.

Section 8.03 Shareholder Approval. Each of this Agreement and the Merger having been approved by the Requisite ASB Vote.

Section 8.04 Government and Other Approvals. EQBK having received approvals, acquiescences or consents of the transactions contemplated by this Agreement from all necessary Governmental Entities and from the third parties listed on Confidential Schedule 2.02(j), and all applicable waiting periods having expired. Further, the approvals and the transactions contemplated hereby not having been contested or threatened to be contested by any federal or state Governmental Entity or by any other third party by formal proceedings.

Section 8.05 No Litigation. No action having been taken, and no statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Entity or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (a) make the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (b) require the divestiture of a material portion of the assets of EQBK or its

Subsidiaries, or (c) impose material limits on the ability of any party to this Agreement to complete the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (d) if the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject EQBK, Equity Bank or any officer, director, shareholder or employee of EQBK or Equity Bank to criminal or civil liability. Further, no action or proceeding before any court or Governmental Entity, by any government or Governmental Entity or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (a) through (d) above.

Section 8.06 Releases. EQBK having received from each of the directors of ASB an instrument dated as of the Closing Date releasing ASB, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such directors (except to certain matters described therein), the form of which is attached as Exhibit ”D”. Further, EQBK having received from each of the officers of ASB, as listed on Confidential Schedule 8.06, an instrument dated as of the Closing Date releasing ASB, its Subsidiaries and each of its Affiliates, successors and assigns, from any and all claims of such officers (except as to certain matters described therein), the form of which is attached as Exhibit “E”.

Section 8.07 No Material Adverse Change. There will have been no Material Adverse Change to ASB since December 31, 2020.

Section 8.08 Termination of Employee Plans. EQBK having received evidence reasonably satisfactory to EQBK that, as of the Effective Time, all Employee Plans of ASB (including the ASB Equity Plans, but excluding such plans EQBK elects not to terminate) have been terminated in accordance with the terms of such Employee Plans of ASB, the Code, ERISA and all other applicable Laws on a basis satisfactory to EQBK in its reasonable discretion and that, to the extent required by the Employee Plans or applicable Law, affected participants have been notified of such terminations and/or integrations.

Section 8.09 RESERVED.

Section 8.10 Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for purpose pending before or threatened by the SEC. All state securities permits or approvals required by applicable state securities Laws to consummate the transactions contemplated by this Agreement shall have been received and remain in effect.

Section 8.11 Dissenting Shareholders. Holders of not more than 5% of the outstanding shares of ASB Stock having demanded or be entitled to demand payment of the fair value of their shares as dissenting shareholders under applicable provisions of the KGCC.

Section 8.12 Delivery of Closing Documents. EQBK shall have received all documents required to be received from ASB on or prior to the Closing Date as set forth in Section 2.02 hereof, all in form and substance reasonably satisfactory to EQBK.

Section 8.13 Minimum Shareholders’ Equity. The consolidated shareholders’ equity of ASB shall be equal to or greater than $54,483,568.

Section 8.14 ASB Options. Each holder of a ASB Option shall have exercised such option prior to the Calculation Date or ASB shall have cancelled any ASB Option that remains unexercised as of the Calculation Date.

Section 8.15 FIRPTA Certificate. ASB shall have delivered to EQBK (i) a notice to the IRS conforming to the requirements of Treasury Regulation Section 1.897-2(h)(2), in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by ASB, and (ii) a Statement of Non-U.S. Real Property Holding Corporation Status Pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and Certification of Non-Foreign Status, in form and substance satisfactory to EQBK, dated as of the Closing Date and executed by ASB.

Section 8.16 Federal Tax Opinion. EQBK shall have received an opinion of Norton Rose Fulbright US LLP (or other nationally recognized tax counsel chosen by EQBK), in form and substance reasonably satisfactory to EQBK, dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and based on facts, representations and assumptions described in such opinion, to the effect that the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to EQBK may require and rely upon and may incorporate by reference representations and covenants, including those contained in ASB Certificate and EQBK Certificate referred to in Section 5.19 and Section 6.14, respectively, and such other information reasonably requested by and provided to it by ASB, EQBK or Merger Sub for purposes of rendering such opinion.

Section 8.17 TRUPS Assumption. The TRUPS Assumption shall have occurred.

ARTICLE IX

TERMINATION

Section 9.01 Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time, notwithstanding the approval thereof by the shareholders of ASB, prior to the Effective Time as follows, and in no other manner:

(a) by the mutual written consent of EQBK and ASB;

(b) by either ASB or EQBK (as long as the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close specified in Article VII and Article VIII, respectively, hereof have not been met or waived by December 31, 2021; provided, that such date may be extended to such later date as agreed upon by the parties hereto;

(c) by either EQBK or ASB if any of the transactions contemplated by this Agreement are disapproved by any Regulatory Agency whose approval is required to complete such transactions or if any court of competent jurisdiction in the United States or other federal or state governmental body has issued an Order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the Agreement or the transactions contemplated hereby and such disapproval, Order, decree, ruling or other action is final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.01(c) shall have used its commercially reasonable efforts to contest, appeal and remove such order, decree, ruling or other action.

(d) by either EQBK or ASB if there has been any Material Adverse Change with respect to the other party;

(e) by EQBK, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of ASB or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.01 or Section 8.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(e) shall not be available to EQBK if it or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If EQBK desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(e), then it must notify ASB in writing of its intent to terminate stating the reason therefor. ASB shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(f) by ASB, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true and correct) set forth in this Agreement on the part of EQBK or Merger Sub or any other agreement contemplated hereby, which breach or failure to be true and correct, either individually or in the aggregate with all other breaches (or failures of such representations and warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.01 or Section 7.02, as the case may be; provided, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to ASB if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If ASB desires to terminate this Agreement because of an alleged breach or failure to be true and correct as provided in this Section 9.01(f), then it must notify EQBK in writing of its intent to terminate stating the reason therefor. EQBK shall have thirty (30) days from the receipt of such notice to cure the alleged breach or failure to be true and correct, if the breach or failure to be true and correct is capable of being cured;

(g) by EQBK or ASB, if this Agreement and the Merger are not approved by the required vote of shareholders of ASB at its Shareholders’ Meeting, or at any adjournment or postponement thereof; provided, however, that ASB may not terminate this Agreement pursuant to this Section 9.01(g) if ASB has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the approval of the ASB shareholders at the Shareholders’ Meeting, or at any adjournment or postponement thereof;

(h) by ASB prior to obtaining the approval of the ASB shareholders at the Shareholders’ Meeting, and subject to the terms and conditions of Section 5.23(e), in order to accept a Superior Proposal;

(i) by EQBK if the ASB Board shall have effected a Change in Recommendation;

(j) by EQBK if ASB or the Bank enter into any formal or informal administrative action with a Governmental Entity or any such action is threatened by a Governmental Entity; or

(k) by ASB, not later than the end of the second Business Day following the Calculation Date, in the event that as of the Calculation Date, both of the following conditions are satisfied:

(i) the EQBK Closing VWAP is less than 80% of the EQBK Starting Price; and

(ii) the quotient of (A) the EQBK Closing VWAP, divided by (B) the EQBK Starting Price, is less than the product of (X) the Index Change Ratio, multiplied by (Y) 0.80.

If ASB elects to terminate pursuant to this Section 9.01(k) and provides such written notice to EQBK, then within two (2) Business Days following EQBK’s receipt of such notice, EQBK may elect by written notice to ASB to reinstate the Merger and the other transactions contemplated by this Agreement and (A) adjust the Exchange Ratio to equal a number equal to the lesser of (i) a quotient (rounded to the nearest one-thousandth), the numerator of which is equal to (x) the product of 0.80, multiplied by (y) the ASB Common Stock Per Share Value, and the denominator of which is the EQBK Closing VWAP, and (ii) a quotient (rounded to the nearest one-thousandth), the numerator of which is equal to (x) the product of 0.80, multiplied by (y) the ASB Common Stock Per Share Value, multiplied by (z) the Index Change Ratio, and the denominator of which is the EQBK Closing VWAP, or (B) in the alternative, not adjust the Exchange Ratio, and, in lieu of thereof, pay an amount in cash to each holder of ASB Common Stock with respect to each share of ASB Common Stock such that such shareholder receives the equivalent value, based on the EQBK Closing VWAP for each share of ASB Common Stock as such holder would have received had the Exchange Ratio been adjusted in accordance with clause (A), provided that such additional cash amount will not prevent or impede the Merger from qualifying as a reorganization as described in Section 368(a) of the Code. If EQBK makes such election to reinstate the Merger and the other transactions contemplated by this Agreement, no termination will occur pursuant to this Section 9.01(k) and this Agreement will remain in effect according to its terms (except as the Merger Consideration has been adjusted). The calculations pursuant to this Section 9.01(k) shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into EQBK Class A Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of EQBK Class A Stock outstanding after the date hereof and prior to the Calculation Date.

Section 9.02 Notice of Termination. The power of termination provided for by Section 9.01 hereof may be exercised only by a notice given in writing, as provided in Section 10.08 of this Agreement.

Section 9.03 Effect of Termination.

(a) If this Agreement is terminated pursuant to the provisions of Section 9.01 hereof, then no party to this Agreement will have any further liability or obligation under this Agreement; provided, however, that:

(i) no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement or actual fraud;

(ii) the provisions of this Section 9.03, and Article X (other than Section 10.06) shall survive any such termination; and

(iii) the Confidentiality Agreement shall survive any such termination in accordance with its terms.

(b) If this Agreement is terminated:

(i) by ASB pursuant to Section 9.01(h);

(ii) by EQBK pursuant to Section 9.01(i); or

(iii) by either EQBK or ASB pursuant to Section 9.01(b) or Section 9.01(g), or by EQBK pursuant to Section 9.01(e), and in each case (A) a bona fide Acquisition Proposal shall have been made known to senior management of ASB, the ASB Board or directly to ASB’s shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to ASB, and (B) prior to the date that is twelve (12) months after the date of such termination, ASB enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then ASB shall pay to EQBK a termination fee of $3,500,000 in cash, concurrently with any termination pursuant to Section 9.01(h) or Section 9.01(i), and within two (2) Business Days of the earlier of the date it enters into such definitive agreement and the date it consummates any transaction subject to Section 9.03(b)(iii), as applicable; provided, that, solely for the purposes of this Section 9.03(b), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 10.12, except that all references in such definition to 15% shall be changed to 50%.

(c) Each of the parties hereto acknowledges and hereby agrees that the provisions of Section 9.03(b) are an integral part of the transactions contemplated by this Agreement, that such amounts do not constitute a penalty, and that, without such provisions, the parties would not have entered into this Agreement. If ASB shall fail to pay in a timely manner any amount due to EQBK pursuant to this Section 9.03, then ASB (i) shall pay to EQBK the reasonable costs and expenses of EQBK (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection EQBK’s efforts to obtain payment of any amounts due to EQBK and (ii) shall pay all interest accrued on any amount due to EQBK pursuant to this Section 9.03, which shall accrue at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(d) The fees described in this Section 9.03 shall be the exclusive remedy for a termination of the Agreement as specified in Section 9.03(b) and shall be in lieu of damages incurred in the event of any such termination of this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Nonsurvival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements (other than the Confidentiality Agreement, which shall survive in accordance with its terms) of the parties hereto contained in this Agreement shall terminate at the Closing, other than the covenants that by their terms are to be performed after the Effective Time, which shall survive the Closing.

Section 10.02 Expenses. Except as otherwise provided in Section 9.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. All costs and expenses of printing and mailing the Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the Merger shall be borne by EQBK.

Section 10.03 Brokerage Fees and Commissions.

(a) Except as set forth on Confidential Schedule 10.03(a), EQBK hereby represents to ASB that no agent, representative or broker has represented EQBK in connection with the transactions described in this Agreement. ASB will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of EQBK and EQBK hereby agrees to indemnify and hold ASB harmless for any amounts owed to any agent, representative or broker of EQBK.

(b) Except as set forth on Confidential Schedule 10.03(b), ASB hereby represents to EQBK that no agent, representative or broker has represented ASB in connection with the transactions described in this Agreement. EQBK will not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of ASB or any shareholder of ASB, and ASB hereby agrees to indemnify and hold EQBK harmless for any amounts owed to any agent, representative or broker of ASB or any shareholder of ASB.

Section 10.04 Entire Agreement. This Agreement, the Voting Agreement, the Director Support Agreements, the EQBK Disclosure Schedules, the ASB Disclosure Schedules, the Confidentiality Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

Section 10.05 Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

Section 10.06 Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

Section 10.07 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws, then the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the illegal, invalid or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 10.08 Notices. Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by email (provided that the email is promptly confirmed by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein), at the respective addresses set forth below and is deemed delivered (a) in the case of personal delivery or email, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and email addresses by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to ASB:

Lee Borck

Chairman and President

American State Bancshares, Inc.

1321 Main St.

Great Bend, KS 67530

Email: lee.borck@ilsbeef.com

With a copy (which shall not constitute notice) to:

McGregor K. Johnson

Stinson LLP

1201 Walnut Street, Suite 2900

Kansas City, MO 64106

Email: mcgregor.johnson@stinson.com

If to EQBK or Merger Sub:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email: belliott@equitybank.com

With a copy (which shall not constitute notice) to:

Michael G. Keeley

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

Section 10.09 GOVERNING LAW. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS.

Section 10.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 10.12 Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this section:

“ACA” shall have the meaning set forth in Section 3.28(i)(i).

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of ASB and its Subsidiaries or 15% or more of any class of equity or voting securities of ASB or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of ASB, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of ASB or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of ASB, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving ASB or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of ASB.

“Adjusted Equity” shall have the meaning set forth in Section 1.06(a).

“Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and ownership means the direct or indirect beneficial ownership of more than fifty percent (50%) of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than fifty percent (50%) of the voting and/or equity interest.

“Agency” means the FHA, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Government National Mortgage Association, HUD, the United States Department of Agriculture, and the VA.

“Agency Guides” means the Fannie Mae Single Family Selling Guide, the Fannie Mae Single Family Servicing Guide, the Freddie Mac Single Family Seller/Servicer Guide, the Ginnie Mae Mortgage Backed Securities Guide and any other guide issued by any Agency or Regulatory Agency.

“Aggregate Schedule Loan Excess Proceeds” shall have the meaning set forth in Section 1.06(d).

“Agreement” shall have the meaning set forth in the Preamble.

“ASB” shall have the meaning set forth in the Preamble.

“ASB Board” shall have the meaning set forth in the Recitals.

“ASB Certificate” shall have the meaning set forth in Section 5.19.

“ASB Common Stock” shall have the meaning set forth in Section 1.05(c).

“ASB Common Stock Per Share Value” shall have the meaning set forth in Section 1.06(b).

“ASB Constituent Documents” shall have the meaning set forth in Section 3.04(a).

“ASB Equity Plans” means the ASB Option Plan and the ASB Phantom Stock Plans.

“ASB Financial Statements” shall have the meaning set forth in Section 3.05(a).

“ASB Merger Costs” shall have the meaning set forth in Section 1.06(e).

“ASB Option” shall have the meaning set forth in Section 1.11(a).

“ASB Option Plan” shall have the meaning set forth in Section 1.11(a).

“ASB Phantom Stock” means a contingent unfunded right, granted under the ASB Phantom Stock Plans, to receive a share of ASB Common Stock or a lump sum payment in the amount equal the fair market value of a share of ASB Common Stock.

“ASB Phantom Stock Award” means an award covering one or more shares of ASB phantom stock granted under the ASB Phantom Stock Plans.

“ASB Phantom Stock Plans” means the New ASB Phantom Stock Plan and the Legacy ASB Phantom Stock Awards.

“ASB Series C Preferred Stock” shall have the meaning set forth in Section 1.05(b).

“ASB Shareholders’ Agreement” means ASB’s Amended and Restated Shareholders’ Agreement, dated as of December 15, 2005.

“ASB Recommendation” shall have the meaning set forth in Section 3.02.

“ASB Stock” shall have the meaning set forth in Section 1.05(d).

“Bankruptcy Exception” means, in respect of any agreement, contract, commitment or obligation, any limitation thereon imposed by any bankruptcy, insolvency, fraudulent conveyance, reorganization, receivership, moratorium or similar Law affecting creditors’ rights and remedies generally and, with respect to the enforceability of any agreement, contract, commitment or obligation, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a proceeding at Law or in equity.

“Bank” shall have the meaning set forth in the Recitals.

“Bank Merger” shall have the meaning set forth in the Recitals.

“Bank Stock” shall have the meaning set forth in Section 3.03(b).

“BHCA” shall have the meaning set forth in the preamble.

“BOLI” shall have the meaning set forth in Section 3.13(b).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in Wichita, Kansas are authorized or required by Law to be closed.

“Calculation Date” shall have the meaning set forth in Section 1.06(c).

“Call Reports” shall have the meaning set forth in Section 3.05(b).

“Cancelled Shares” shall have the meaning set forth in Section 1.05(e).

“Capital Securities” shall have the meaning set forth in Section 3.01(c)(i).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Change in Recommendation” shall have the meaning set forth in Section 5.23(d).

“Closing” shall have the meaning set forth in Section 2.01(a).

“Closing Date” shall have the meaning set forth in Section 2.01(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Certificate” shall have the meaning set forth in Section 1.07(a)(iii).

“Common Consideration” shall have the meaning set forth in Section 1.05(c)(ii).

“Common Letter of Transmittal” shall have the meaning set forth in Section 1.07(a)(iii).

“Common Securities” shall have the meaning set forth in Section 3.01(c)(i).

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, effective as of March 9, 2021, by and between ASB and EQBK.

“Continuing Employee” shall have the meaning set forth in Section 6.07(a).

“Controlled Group Plans” shall have the meaning set forth in Section 3.28(i).

“CRA” shall have the meaning set forth in Section 3.32.

“Credit Policies” means any Agency or other Investor policies and procedures to which ASB or any of its Subsidiaries is subject as such relate to the extension of credit with respect to the Mortgage Loans in effect at the time each Mortgage Loan was originated.

“Debt Securities” shall have the meaning set forth in Section 3.01(c)(i).

“Director Support Agreement” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 1.10(a).

“Dissenting Shareholder” shall have the meaning set forth in Section 1.10(a).

“Dodd-Frank Act” shall have the meaning set forth in Section 3.36.

“Effective Time” shall have the meaning set forth in Section 2.01(b).

“Employee Plans” shall have the meaning set forth in Section 3.28(a).

“Employment Agreements” shall have the meaning set forth in Section 3.27(b).

“Environmental Inspections” shall have the meaning set forth in Section 5.12(a).

“Environmental Laws” means the common Law and all federal, state, local and foreign Laws or regulations, codes, Orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder, now or hereafter in effect, relating to pollution or protection of human health and the environment, including Laws relating to (i) emissions, discharges, releases or threatened releases of Hazardous Materials, into the environment (including ambient air, surface water, ground water, land surface or subsurface strata), (ii) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Materials, (iii) underground and above ground storage tanks, and related piping, and emissions, discharges, releases or threatened releases therefrom, and (iv) the conservation of open space, ecosystems, wetlands or water of the United States or a state, and (v) the preservation of cultural or historic structures or artifacts.

“EQBK” shall have the meaning set forth in the Preamble.

“EQBK Board” shall have the meaning set forth in the Recitals.

“EQBK Certificate” shall have the meaning set forth in Section 6.14.

“EQBK Class A Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Class B Stock” shall have the meaning set forth in Section 1.05(a).

“EQBK Closing VWAP” means the volume-weighted average price per share of EQBK Class A Stock for a twenty (20) trading day period, starting with the opening of trading on the twenty-first (21st) trading day prior to the Calculation Date to the closing of trading on the trading day prior to the Calculation Date, rounded to the nearest cent, as reported by Bloomberg Finance L.P.

“EQBK Constituent Documents” shall have the meaning set forth in Section 4.05(b).

“EQBK SEC Reports” shall have the meaning set forth in Section 4.04(a).

“EQBK Starting Price” means $29.59.

“Equity Adjustment” shall have the meaning set forth in Section 1.06(f).

“Equity Bank” shall have the meaning set forth in the Recitals.

“Equity Bank Board” means the board of directors of Equity Bank.

“ERISA” shall have the meaning set forth in Section 3.28(a).

“Excess Equity” shall have the meaning set forth in Section 1.06(g).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.07(a)(i).

“Exchange Fund” shall have the meaning set forth in Section 1.07(a)(ii).

“Exchange Ratio” shall have the meaning set forth in Section 1.06(h).

“Existing Indemnification Obligation” shall have the meaning set forth in Section 6.15(a).

“FDIA” shall have the meaning set forth in Section 2.02(e).

“FDIC” shall have the meaning set forth in Section 2.02(e).

“Federal Reserve” shall mean the Federal Reserve System.

“FHA” means the U.S. Federal Housing Administration.

“GAAP” shall have the meaning set forth in Section 3.05(a).

“Governmental Entity” means any court, arbitrator, administrative agency or commission, board, bureau or other governmental or Regulatory Agency or instrumentality.

“Group Health Plan” shall have the meaning set forth in Section 3.28(i)(i).

“Guarantee” shall have the meaning set forth in Section 3.01(c)(i).

“Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including, among others, asbestos, lead-based paint, urea-formaldehyde, petroleum, crude oil or any fraction thereof or any petroleum product.

“HCERA” shall have the meaning set forth in Section 3.28(i)(i).

“Health Care Reform Laws” shall have the meaning set forth in Section 3.28(i)(i).

“HUD” means the U.S. Department of Housing and Urban Development.

“Indemnified Parties” shall have the meaning set forth in Section 6.15(e).

“Indenture” shall have the meaning set forth in Section 3.01(c)(i).

“Index Change Ratio” shall mean the quotient of (i) the 20-day average closing price of the KBW NASDAQ Regional Banking Index (KRX) (or, if such index is not available, a similar index that may be agreed upon by the parties hereto that substantially replicates the KBW NASDAQ Regional Banking Index (KRX)) over the twenty (20) trading day period beginning on the twenty-first (21st) trading day prior to the Calculation Date and ending on the trading day prior to the Calculation Date, divided by (ii) 128.30.

“Integrated Mergers” shall have the meaning set forth in the Recitals.

“Investor” means any Agency, private investor, trust or other Person who owns or holds or is committed to purchase or acquire Mortgage Loans, any interest therein or any Mortgage Servicing Rights with respect thereto, or to the extent any Mortgage Loans are pooled into mortgage-backed securities, partial interests in such mortgage-backed securities backed by such Mortgage Loans.

“IRS” shall have the meaning set forth in Section 3.12(o).

“KGCC” shall have the meaning set forth in Section 1.01.

A person has “Knowledge” of, or acts “Knowingly” with respect to, a particular fact or other matter if any individual who is presently serving as a director or “executive officer” (as such term is defined of 12 C.F.R. Part 215 (Regulation O)) of that person, after reasonable inquiry, is actually aware of such fact or other matter.

“Law” shall mean any federal or state constitution, statute, regulation, rule, or common law applicable to a Person.

“Leases” shall have the meaning set forth in Section 3.11(a)(i).

“Leased Real Property” shall have the meaning set forth in Section 3.09.

“Legacy ASB Phantom Stock Awards” means the phantom stock deferred compensation plan agreements between ASB and the employees of ASB described on Confidential Schedule 10.12.

“Lien(s)” means any mortgage, security interest, pledge, charges, encumbrance or lien (statutory or otherwise).

“Listed Contracts” shall have the meaning set forth in Section 3.11(a).

“Material Adverse Change” means, with respect to any party hereto, any event, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), assets, properties, liabilities (absolute, accrued, contingent or otherwise) or reserves, taken as a whole, or (ii) the ability of the parties hereto to consummate the transactions contemplated hereby on a timely basis; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, and no event, circumstance, change or effect resulting from or arising out of any of the following shall constitute, a Material Adverse Change: (i) any changes in Laws or interpretations thereof that are generally applicable to the banking or savings industries; (ii) changes in GAAP or RAP that are generally applicable to the banking or savings industries; (iii) expenses incurred in connection with the transactions contemplated by this Agreement; (iv) changes in global, national or regional political conditions or general economic or market conditions in the United States or the State of Kansas, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (v) general changes in the credit markets or general downgrades in the credit markets; (vi) actions or omissions of a party taken as required by this Agreement or with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated by this Agreement; (vii) any natural or man-made disaster, acts of God, outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (viii) the execution and delivery of this Agreement, the announcement hereof, the performance of transactions contemplated hereby, or any litigation relating to this Agreement or the transactions contemplated hereby; provided, that such party is not affected to a greater extent than other Persons, bank holding companies or insured depository institutions in the industry in which such party operates.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall mean the Common Consideration and the Preferred Stock Consideration, as applicable.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Minimum Equity” shall have the meaning set forth in Section 1.06(i).

“Mortgage Loan” means each residential mortgage loan, or line of credit originated in whole or in part, acquired, sold or otherwise held by ASB or any of its Subsidiaries at any time, including all of ASB’s and its Subsidiaries’ rights, title and interest in and to such Mortgage Loan, Mortgage Servicing Rights, the related mortgage note, all mortgage loan documents, the mortgage file, credit file and Servicing file, collateral and all other material and information collected by ASB or any of its Subsidiaries in connection with such Mortgage Loan.

“Mortgage Servicing Rights” means, with respect to a mortgage loan, the right or rights to Service such mortgage loan, receive compensation therefor, and the duties and obligations associated therewith.

“New ASB Phantom Stock Plan” means the new ASB Phantom Stock Plan, dated as of October 1, 2019, and each Phantom Stock Agreement made with an employee under such plan.

“Nonqualified Deferred Compensation Plan” shall have the meaning set forth in Section 3.28(l).

“Operative Documents” shall have the meaning set forth in Section 3.01(c)(i).

“Order” shall mean any award, decision, decree, injunction, judgment, order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Entity.

“OREO Property” shall have the meaning set forth in Section 3.09.

“OSBC” means the Office of the State Bank Commissioner of Kansas.

“Owned Real Property” shall have the meaning set forth in Section 3.09.

“Per Diem” means the average daily net income (or loss) of ASB calculated by dividing ASB’s year-to-date earnings (excluding ASB Merger Costs) through the Calculation Date by the number of days from the beginning of such calendar year through the Calculation Date.

“Permitted Encumbrances” shall mean only (i) Liens for Taxes not yet due and payable and that do not constitute penalties, (ii) Liens for Taxes being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on the ASB’s books in accordance with GAAP, (iii) statutory Liens of landlords, (iv) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business consistent with past practice and not yet delinquent, (v) zoning, building, or other restrictions, variances, covenants, rights of way, rights of subtenants, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Bank, or have a material detrimental effect on the value thereof or its present use.

“Per Share Contingent Cash Consideration” shall have the meaning set forth in Section 1.06(j).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Phantom Stock Cash Out Amount” means with respect to each share of Phantom Stock, an amount of cash equal to the sum of (a) product of (i) the Exchange Ratio and (ii) the EQBK Closing VWAP, and (b) an amount equal to the Per Share Contingent Cash Consideration; provided, that the Phantom Stock Cash Out Amount shall be calculated in an iterative manner that results in the Phantom Stock Cash Out Amount being approximately equal to value of the Common Consideration as of the Closing Date (assuming for purposes of this calculation that the value of the EQBK Class A Stock is equal to the EQBK Closing VWAP).

“Phantom Stock Cost” means the aggregate amount of the Phantom Stock Cash Out Amounts for all ASB Phantom Stock Awards.

“Placement Agreement” shall have the meaning set forth in Section 3.01(c)(ii).

“PPP” shall have the meaning set forth in Section 1.06(a).

“Preferred Certificate” shall have the meaning set forth in Section 1.07(b)(i).

“Preferred Letter of Transmittal” shall have the meaning set forth in Section 1.07(b)(i).

“Preferred Stock Consideration” shall have the meaning set forth in Section 1.05(b).

“Property” or “Properties” shall include all real property currently owned or leased by ASB, including all Owned Real Property, OREO Property and Leased Real Property, as well as the premises and all improvements and fixtures thereon of ASB.

“Proprietary Rights” shall have the meaning set forth in Section 3.15.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.02(d).

“RAP” shall have the meaning set forth in Section 3.05(b).

“Registration Statement” shall have the meaning set forth in Section 5.13(a).

“Regulatory Agency” means (i) any self-regulatory organization, (ii) the Federal Reserve, (iii) the FDIC, (iv) OSBC, (v) the SEC, (vi) any Agency, or (vii) any other federal or state governmental or regulatory agency or authority having or claiming jurisdiction over a party to this Agreement or the transactions contemplated hereby.

“Repurchase Obligations” means all Liabilities, including repurchase, indemnification, make-whole or similar obligations, relating to any Mortgage Loans originated, funded, sold, transferred, assigned, conveyed, Serviced or acquired by ASB or any of its Subsidiaries at any time on or prior to the date hereof, including pursuant to any contract with, or breach of contract or other act or omission of, any broker, correspondent or other Person.

“Requisite ASB Vote” shall have the meaning set forth in Section 7.03.

“Retirement Plan” shall have the meaning set forth in Section 5.14(a).

“Scheduled Loans” shall have the meaning set forth in Section 1.06(k).

“Scheduled Loan Excess Proceeds” shall have the meaning set forth in Section 1.06(l).

“Scheduled Loan Final Balance” shall have the meaning set forth in Section 1.06(m).

“SEC” shall have the meaning set forth in Section 3.37.

“Secondary Investigation” shall have the meaning set forth in Section 5.12(a).

“Second Certificate of Merger” shall have the meaning set forth in Section 1.12.

“Second Effective Time” shall have the meaning set forth in Section 1.12.

“Second Step Merger” shall have the meaning set forth in the Recitals.

“Securities Act” shall mean Securities Act of 1933, as amended.

“Servicing” (and corollary terms such as “Service” or “Serviced”) means the responsibilities with respect to servicing and administration of Mortgage Loans under applicable Laws or other Applicable Requirements, whether performed as a servicer, subservicer or interim servicer, including all collection activities related thereto.

“Servicing Agreement” means any contract, including the Agency Guides, whereby ASB or any of its Subsidiaries has agreed to Service any Mortgage Loan on behalf of a third Person (including any Agency) or designate such duties to an approved subservicer under a Subservicing Agreement.

“Servicing Policies” means any Agency or other Investor policies and procedures to which ASB or any of its Subsidiaries is subject as such relate to the Servicing of Mortgage Loans in effect during the time the Mortgage Loans were Serviced by ASB or any of its Subsidiaries (either directly or through a subservicing arrangement).

“Share Adjustment” shall have the meaning set forth in Section 1.05(g).

“Shareholders’ Meeting” shall have the meaning set forth in Section 5.02(a).

“SOA” shall have the meaning set forth in Section 5.21(b).

“Subservicing Agreement” means any contract whereby ASB or any of its Subsidiaries has a contract with a Person other than ASB or any of its Subsidiaries to subservice or otherwise Service any Mortgage Loans on behalf of ASB or any of its Subsidiaries.

“Subsidiary” means, when used with reference to an entity, any corporation, a majority of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, a majority equity interest. With respect to ASB, the term “Subsidiary” does not include the Trust.

“Superior Proposal” means any bona fide written Acquisition Proposal received after the date hereof that the ASB Board determines in good faith, after consultation with its outside legal and financial advisors, to be reasonably likely to be consummated in accordance with its terms and to be more favorable to ASB and its common shareholders from a financial point of view than the transactions contemplated hereby (including any adjustment to the terms and conditions proposed by EQBK in response to such proposal pursuant to Section 5.23(e) or otherwise); provided that for purposes of this definition references to 15% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

“Surviving Corporation” shall have the meaning set forth in Section 1.01.

“Tail Policy” shall have the meaning set forth in Section 6.15(c).

“Tax” or “Taxes” means all (i) United States federal, state or local or non-United States taxes, assessments, charges, duties, levies, interest or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, escheat, unclaimed property, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, interest, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, charges, duties, levies, penalties and interest; (ii) any liability for the payment of any amount of a type described in clause (i) arising as a result of being or having been a member of any consolidated, combined, unitary or other group or being or having been included or required to be included in any Tax Return related thereto; and (iii) any liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with any Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“Terminated Employee” shall have the meaning set forth in Section 6.07(a).

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

“TruPS Assumption” shall have the meaning set forth in Section 6.17.

“Trust” shall have the meaning set forth in Section 3.01(c).

“Trust Agreement” shall have the meaning set forth in Section 3.01(c)(i).

“Trust Securities” shall have the meaning set forth in Section 3.01(c)(i).

“VA” means the U.S. Department of Veteran’s Affairs.

“Voting Agreement” shall have the meaning set forth in the Recitals.

“Welfare Plan” shall have the meaning set forth in Section 5.14(b).

Section 10.13 Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at Law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at Law or in equity.

Section 10.14 Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, the prevailing party is entitled to recover reasonable attorneys’ fees and costs incurred therein and determined by the court to be justified.

Section 10.15 Rules of Construction. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.16 Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

Section 10.17 Public Disclosure. Neither EQBK, Merger Sub nor ASB, or any Affiliate or Subsidiary of the same, will make any announcement, statement, press release, acknowledgment or other public disclosure of the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement (which shall not be unreasonably withheld, conditioned or delayed); provided, however, that (i) EQBK and ASB are permitted to make any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable Law, that may be necessary to obtain regulatory approval for the transactions contemplated hereby, or that may be necessary to enforce the obligations under this Agreement and (ii) EQBK may disclose the existence of, or reveal the terms, conditions or the status of, this Agreement or the transactions contemplated hereby to potential investors in EQBK that is bound by a confidentiality agreement.

Section 10.18 Extension; Waiver. At any time prior to the Closing Date, EQBK, on the one hand, and ASB, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements, covenants or conditions contained herein. Such action will be evidenced by a signed written notice given in the manner provided in Section 10.08. No party to this Agreement will by any act (except by a written instrument given pursuant to Section 10.08) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. Any party may unilaterally waive a right which is solely applicable to it.

Section 10.19 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

Section 10.20 No Third Party Beneficiaries. Except for Section 6.07(a), Section 6.07(b) and Section 6.15, nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their duly authorized officers as of the date first above written.

EQUITY BANCSHARES, INC.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

GREYHOUND MERGER SUB, INC.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	President

AMERICAN STATE BANCSHARES, INC.

By:	/s/ Lee Borck
Name:	Lee Borck
Title:	Chairman and President

[Signature Page to Agreement and Plan of Reorganization]

Exhibit 10.1

FORM OF VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) dated as of May 14, 2021, is executed by and among American State Bancshares, Inc. (“ASB”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), Equity Bancshares, Inc. (“EQBK”), a Kansas corporation and registered bank holding company under the BHCA, and Brad S. Elliott (“Proxy Holder”), as proxy, and the stockholders of ASB as listed on the signature pages to this Agreement (referred to herein individually as a “Stockholder” and collectively as the “Stockholders”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, EQBK, Greyhound Merger Sub, Inc. (“Merger Sub”), a Kansas corporation and wholly-owned subsidiary of EQBK, and ASB, have entered into that certain Agreement and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), providing for, among other things, EQBK’s acquisition of ASB through the merger of Merger Sub with and into ASB, with ASB surviving the merger as a wholly owned subsidiary of EQBK (the “Merger”);

WHEREAS, the Merger Agreement provides that all of the issued and outstanding shares of common stock, par value $10.00 per share, of ASB (the “Common Stock”), except for the Cancelled Shares and Dissenting Shares, shall cease to be outstanding and shall automatically be converted into and become the right to receive such consideration set forth in the Merger Agreement;

WHEREAS, the Merger Agreement provides that all of the issued and outstanding shares of ASB Series C Preferred Stock (the “Preferred Stock”, and collectively with the Common Stock, the “ASB Stock”), except for the Cancelled Shares and Dissenting Shares, shall cease to be outstanding and shall automatically be converted into and become the right to receive such consideration set forth in the Merger Agreement;

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Merger Agreement, each of the Stockholders have agreed to vote their shares of Common Stock and Preferred Stock in favor of approval of the Merger Agreement and the transactions contemplated thereby; and

WHEREAS, EQBK is relying on the agreements set forth herein in incurring expenses in reviewing the business of ASB and American State Bank & Trust Company, a Kansas state bank with its principal office in Wichita, Kansas and a wholly owned subsidiary of ASB (the “Bank”), in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger, and the Stockholders are benefiting both from such expenditures by EQBK and by the terms of the Merger Agreement.

NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, EQBK, Proxy Holder, ASB, and the Stockholders undertake, promise, covenant and agree with each other as follows:

AGREEMENT

1. Each Stockholder, being the registered owner or beneficial owner of the number of shares of ASB Stock set forth below the Stockholder’s name on the signature pages hereto (for each such Stockholder, the “Shares”), will vote, direct to vote, or act by consent with respect to:

(a)	the Shares;

(b)	all ASB Stock the Stockholder owns as of the record date of any meeting of the stockholders of ASB or otherwise as of the date of such vote or consent; and

(c)

all ASB Stock the Stockholder owns beneficially and has the power and authority to direct the voting thereof as of the record date of any meeting of the stockholders of ASB or otherwise as of the date of such vote or consent

(clauses (a), (b) and (c), collectively, the “Proxy Shares”), in favor of approval of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement.

2. If ASB conducts a meeting of or otherwise seeks approval of its stockholders with respect to any Acquisition Proposal or any other matter that may contradict this Agreement or the Merger Agreement or may prevent EQBK or ASB from completing the Merger, then the Stockholders will vote the Proxy Shares against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Merger Agreement.

3. Each Stockholder shall not invite or seek any Acquisition Proposal, support (or publicly suggest that anyone else should support) any Acquisition Proposal that may be made, or ask the ASB Board to consider, support or seek any Acquisition Proposal or otherwise take any action designed to make any Acquisition Proposal more likely. None of the Stockholders shall meet or otherwise communicate with any Person that makes or is considering making an Acquisition Proposal or any representative of such Person after becoming aware that the Person has made or is considering making an Acquisition Proposal. Each Stockholder shall promptly advise ASB of each contact the Stockholder or any of the Stockholder’s representatives may receive from any Person relating to any Acquisition Proposal or otherwise indicating that any Person may wish to participate or engage in any transaction arising out of any Acquisition Proposal and will provide ASB with all information EQBK requests that is available to the Stockholder regarding any such Acquisition Proposal or possible Acquisition Proposal. Each Stockholder will not make any claim or join in any litigation alleging that the ASB Board is required to consider, endorse or support any Acquisition Proposal or to invite or seek any Acquisition Proposal. If applicable, nothing in this Voting Agreement shall be deemed to restrict any Stockholder from taking any action solely in such person’s capacity as a director or officer of ASB under the terms of the Merger Agreement that the Stockholder shall believe is necessary to fulfill the Stockholder’s fiduciary duties and obligations as a director or officer.

4. Each Stockholder, severally, but not jointly, represents and warrants to EQBK that:

(a)

Stockholder (i) owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Shares free and clear of all liens or encumbrances, (ii) except pursuant hereto and ASB’s Amended and Restated Shareholders’ Agreement, dated as of December 15, 2005, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder is a party relating to the pledge, disposition or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares, and (iii) has the sole voting power over all of the Shares.

(b)

Stockholder does not beneficially own any ASB Stock other than (i) the Shares and (ii) except as set forth on the signature page of this Agreement, any options, warrants or other rights to acquire any additional shares of ASB Stock or any security exercisable for or convertible into shares of ASB Stock, set forth on the signature page of this Agreement.

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(c)

Stockholder has full power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 5 below). This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors rights.

(d)

None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to Stockholder or to Stockholder’s property or assets.

(e)

No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement. No consent of Stockholder’s spouse is necessary under any “community property” or other laws in order for Stockholder to enter into and perform its obligations under this Agreement.

(f)

Stockholder hereby (a) confirms his or her knowledge of the availability of the rights of dissenting stockholders under the Kansas General Corporation Code (the “KGCC”) with respect to the Merger and (b) confirms receipt of a copy of the provisions of the KGCC related to the rights of dissenting stockholders. Each Stockholder hereby waives and agrees not to assert, and shall use its best efforts to cause any of its Affiliates who hold of record any of the Stockholder’s Shares to waive and not to assert, any appraisal rights with respect to the Merger that the Stockholder or such Affiliate may now or hereafter have with respect to any Shares (or any other shares of capital stock of ASB that the Stockholder shall hold of record at the time that the Stockholder may be entitled to assert appraisal rights with respect to the Merger) whether pursuant to the KGCC or otherwise.

5. In order to better effect the provisions of Sections 1 and 2 of this Agreement, each Stockholder hereby revokes any previously executed proxies and hereby constitutes and appoints Proxy Holder, with full power of substitution, his true and lawful proxy and attorney-in-fact to vote at any meeting of the stockholders of ASB all of the Proxy Shares in favor of the approval of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement, with such modifications to the Merger Agreement as the parties thereto may make; provided, however, that this proxy will not apply with respect to any vote on approval of the Merger Agreement if the Merger Agreement is modified so as to (a) reduce the amount of consideration or the form of consideration to be received by the Stockholder or (b) materially alter the tax consequences of the receipt thereof under the Merger Agreement in its present form. This proxy shall be limited strictly and solely to the power and authority to vote the Proxy Shares in the manner and for the purpose set forth in Sections 1 and 2 of this Agreement and shall not extend to any other matters.

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6. Each Stockholder hereby covenants and agrees that until this Agreement is terminated in accordance with its terms, each Stockholder will not, and will not agree to, without the consent of EQBK, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, cause to be redeemed or otherwise dispose of (any such transaction, a “Transfer”) any of the Shares or grant any proxy or interest in or with respect to any Shares or deposit any such Shares into a voting trust or enter into another voting agreement or arrangement with respect to such Shares except as contemplated by this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section shall be null and void. This Section shall not prohibit a Transfer of the Shares to any member of Stockholder’s immediate family, to another Stockholder, to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or upon the death of Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to EQBK and ASB, to be bound by all of the terms of this Agreement.

7. Proxy Holder, by his execution below, agrees to (a) vote all of the Stockholders’ Proxy Shares at any meeting of the stockholders of ASB, in favor of the approval of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement, with such modifications to the Merger Agreement as the parties thereto may make; provided, however, that this proxy will not apply with respect to any vote on approval of the Merger Agreement if the Merger Agreement is modified so as to (i) reduce the amount of consideration or the form of consideration to be received by the Stockholder or (ii) materially alter the tax consequences of the receipt thereof under the Merger Agreement in its present form, and (b) in the event of an Acquisition Proposal, to vote all of the Stockholders’ Proxy Shares at any meeting of the stockholders of ASBs, against the approval of the Acquisition Proposal or otherwise act in the manner most favorable to completing the Merger and the transactions contemplated by the Merger Agreement.

8. Each Stockholder acknowledges that EQBK and ASB are relying on this Agreement in incurring expenses in connection with EQBK review of ASB and the Bank’s business, in EQBK’s preparation, with ASB’s cooperation, of a proxy statement and Registration Statement on Form S-4, in EQBK’s proceeding with the filing of applications for regulatory approvals, and in their undertaking other actions necessary for completing the Merger and that THE PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW, INCLUDING TO THE EXTENT APPLICABLE, SECTION 17-6502 OF THE KGCC. The Stockholders and ASB acknowledge that the performance of this Agreement is intended to benefit EQBK.

9. This Agreement shall remain in effect until the earliest to occur of (a) the termination of the Merger Agreement, as it may be amended or extended from time to time, pursuant to the terms and conditions contained therein, (b) completion of the transactions contemplated by the Merger Agreement, or (c) one (1) year after the date of this Agreement.

10. Proxy Holder may, in his sole discretion, appoint a substitute proxy to act as Proxy Holder under this Agreement; provided, that any substitute proxy shall agree in writing to be bound by the terms and conditions of this Agreement. In the event of the death, disability or incapacity of Proxy Holder, EQBK, in its sole discretion, may appoint a substitute proxy to act as Proxy Holder under this Agreement.

11. The vote of the Proxy Holder will control in any conflict between his vote of the Proxy Shares and a vote by the substitute proxy holder or the Stockholders of the Proxy Shares, and ASB agrees to recognize the vote of the Proxy Holder instead of the vote of substitute proxy holder or the Stockholders if the substitute proxy holder or the Stockholders do not vote in accordance with Sections 1 and 2 of this Agreement.

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12. This Agreement may not be amended, modified, altered or supplemented with respect to a particular Stockholder except upon the execution and delivery of a written agreement executed by EQBK, ASB, Proxy Holder and that Stockholder. Any such amendment, modification, alteration or supplement shall only apply to the Stockholder(s) executing such written agreement and this Agreement will remain in full force and effect with respect to Stockholders who do not execute such written agreement.

13. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. An email or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

14. This Agreement, the Merger Agreement, the Director Support Agreements and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto.

15. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by mail or (except in the case of payments) by email or facsimile, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery, email or facsimile, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

IF TO ASB OR THE STOCKHOLDERS:

Lee Borck

Chairman and President

American State Bancshares, Inc.

1321 Main St.

Great Bend, Kansas 67530

E-Mail: lee.borck@ilsbeef.com

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

McGregor K. Johnson

Stinson LLP

1201 Walnut Street, Suite 2900

Kansas City, Missouri 64106

Email: mcgregor.johnson@stinson.com

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IF TO EQBK OR PROXY HOLDER:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email: belliott@equitybank.com

WITH A COPY (WHICH SHALL NOT CONSTITUTE NOTICE) TO:

Michael G. Keeley

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Email: mike.keeley@nortonrosefulbright.com

16. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

18. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

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19. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EQUITY BANCSHARES, INC.

By:
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

AMERICAN STATE BANCSHARES, INC.

By:
Name: Lee Borck
Title: Chairman and Chief Executive Officer

PROXY HOLDER:

Brad S. Elliott

STOCKHOLDERS:

[•]
Number of Common Shares:
Number of Preferred Shares:
Number of ASB Options:

[Signature Page to Voting Agreement and Irrevocable Proxy]

Exhibit 10.2

FORM OF DIRECTOR SUPPORT AGREEMENT

This DIRECTOR SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of May 14, 2021, by and between Equity Bancshares, Inc. (the “EQBK”), a Kansas corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and ___________________________, an individual resident of the State of _________ (“Director”). Terms with their initial letters capitalized and not otherwise defined herein have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, EQBK, Greyhound Merger Sub, Inc. (“Merger Sub”), a Kansas corporation and wholly-owned subsidiary of EQBK, and American State Bancshares, Inc. (“ASB”), a Kansas corporation and registered bank holding company under the BHCA, have entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), providing for EQBK’s acquisition of ASB through the merger of Merger Sub with and into ASB, with ASB surviving as a wholly owned subsidiary of EQBK (the “Merger”); and

WHEREAS, as a condition and inducement to EQBK’s willingness to enter into the Merger Agreement, EQBK and Director have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Merger Agreement intending to be legally bound hereby, EQBK and Director agree as follows;

AGREEMENT

1. Director Support. Director agrees to use his or her good faith efforts to refrain from disparaging ASB, any Subsidiary of ASB (“ASB Subsidiary”), EQBK or any Subsidiary of EQBK, and their respective customer, client and vendor relationships. During the term of this Agreement, Director agrees to consider utilizing American State Bank & Trust Company, a Kansas state bank with its principal office in Wichita, Kansas and wholly owned subsidiary of EQBK, when obtaining banking products or services for his or her personal or business needs.

2. Director Covenants.

(a) Director acknowledges that he or she has received substantial, valuable consideration, including confidential trade secret and proprietary information relating to the identity and special needs of current and prospective customers of ASB or any ASB Subsidiary, ASB’s and any ASB Subsidiary’s current and prospective services, ASB’s and any ASB Subsidiary’s business projections and market studies, ASB’s and any ASB Subsidiary’s business plans and strategies, ASB’s and any ASB Subsidiary’s studies, and information concerning special services unique to ASB or any ASB Subsidiary. Director further acknowledges and agrees that this consideration constitutes fair and adequate consideration for the execution of the non-solicitation and non-competition restrictions set forth below. Accordingly, other than in any capacity for or on behalf of EQBK or any Subsidiary of EQBK, Director agrees that Director will not, directly or indirectly, individually or as an employee, partner, officer, director or shareholder or in any other capacity whatsoever:

i. solicit the business of any person or entity who is a customer of ASB or any ASB Subsidiary as of the date of this Agreement or as of the Closing Date on behalf of any other insured depository institution for the purpose of providing financial services to such person or entity;

ii. acquire any interest in (directly or indirectly), charter, operate or enter into any franchise or other management agreement with any insured depository institution that has a branch or other office (A) in any county where ASB or any ASB Subsidiary has a branch or office, or (B) in any county that is contiguous to a county where ASB or any ASB Subsidiary has a branch or office (together clauses A and B, the “Noncompete Area”) (but notwithstanding the foregoing, Director may (1) acquire an ownership interest in any publicly-traded depository institution, so long as that ownership interest does not exceed 2% of the total number of shares outstanding of that depository institution, and (2) invest in an existing mutual fund that invests, directly or indirectly, in such insured depository institutions);

iii. from and after the Effective Time, serve as an officer, director, employee, agent or consultant to any insured depository institution that has a location within the Noncompete Area;

iv. establish or operate a branch or other office of an insured depository institution within the Noncompete Area; or

v. recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the 12 months preceding the Closing Date was, an employee of ASB or any ASB Subsidiary; but nothing in this Section 2(a)(v) applies to employment other than in financial services.

Director may not avoid the purpose and intent of this Section 2(a) by engaging in conduct within the Noncompete Area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.

(b) If any court of competent jurisdiction should determine that the terms of this Section 2 are too broad in terms of time, geographic area, lines of commerce or otherwise, that court is to modify and revise any such terms so that they comply with applicable law.

(c) Director agrees that (i) this Agreement is entered into in connection with the sale to EQBK of ASB and American State Bank & Trust Company, a Kansas state bank with its principal office in Wichita, Kansas (the “Bank”), (ii) Director is receiving valuable consideration for this Agreement, (iii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure EQBK acquires the goodwill of the ASB and the Bank, and (iv) all the restrictions (including particularly the time and geographical limitations) set forth in this Agreement are fair and reasonable.

3. Early Resolution Conference. This Agreement is understood to be clear and enforceable as written and is executed by both parties on that basis. However, should Director later challenge any provision as unclear, unenforceable, or inapplicable to any competitive activity that Director intends to engage in, Director will first notify EQBK in writing and meet with a EQBK representative and a neutral mediator (if EQBK elects to retain one at its expense) to discuss resolution of any disputes between the parties. Director will provide this notice at least twenty-one (21) days before Director engages in any activity on behalf of a competing business or engages in other activity that could foreseeably fall within a questioned restriction. If Director fails to comply with this requirement, Director waives his right to challenge the reasonable scope, clarity, applicability or enforceability of this Agreement and its restrictions at a later time.

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4. Termination. This Agreement and all obligations hereunder will terminate on the earlier of (a) the date the Merger Agreement is terminated pursuant to Section 9.01 of the Merger Agreement or (b) the date that is twenty (20) months after the Closing Date.

5. Waiver, Amendment and Modification. Any party may unilaterally waive a right which is solely applicable to it. Such action will be evidenced by a signed written notice. No failure to exercise nor any delay in exercising any right, power or privilege hereunder by any party hereto will operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion will not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by each of the parties hereto.

6. Governing Law. THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF KANSAS WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW THAT WOULD APPLY THE LAW OF A DIFFERENT JURISDICTION. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES TO THIS AGREEMENT WILL LIE IN SEDGWICK COUNTY, KANSAS. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.

7. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. No party to this Agreement may assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any purported assignment made or attempted in violation of this Section shall be null and void.

8. No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

3

10. Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party will be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

11. Entire Agreement. This Agreement, the Merger Agreement, the Voting Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto.

12. Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender is deemed to include the other genders. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a Person are also to its permitted successors or assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

13. Notice. Any and all notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by U.S. mail or (except in the case of payments) by facsimile transmission, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

4

If to Director:

If to EQBK:

Brad S. Elliott

Chairman and Chief Executive Officer

Equity Bancshares, Inc.

7701 East Kellogg Drive, Suite 200

Wichita, Kansas 67207

Email: belliott@equitybank.com

With a copy (which shall not constitute notice) to:

Michael G. Keeley, Esq.

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201-7932

Fax: (214) 855-8200

Email: mike.keeley@nortonrosefulbright.com

14. Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Agreement and all exhibits and schedules referred to herein are exhibits and schedules, respectively, attached to this Agreement. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement or any particular section. Any and all schedules, exhibits, certificates or other documents or instruments referred to herein or attached hereto are and will be incorporated herein by reference hereto as though fully set forth herein.

15. Multiple Counterparts. For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and is to be construed as, one and the same Agreement. A facsimile or electronic scan in “PDF” format of a signed counterpart of this Agreement will be sufficient to bind the party or parties whose signature(s) appear thereon.

[Signature Page Follows]

5

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR

Name:

EQUITY BANCSHARES, INC.

By:
Name: Brad S. Elliott
Title: Chairman and Chief Executive Officer

[Signature Page to Director Support Agreement]

Exhibit 99.1

EQUITY BANCSHARES, INC.

PRESS RELEASE - 05/17/2021

Equity Bancshares, Inc. Teams Up with American State Bank & Trust,

Strengthens Kansas Presence, Adds Locations, Expertise and Resources to Network

WICHITA, Kansas (May 17, 2021) – Equity Bancshares, Inc. (NASDAQ: EQBK) (“Equity” or the “Company”), parent company of Equity Bank, announced today the entry into a definitive merger agreement with American State Bancshares, Inc. (“ASB”), the holding company of American State Bank & Trust in Wichita, Kansas. Equity will merge ASB into Equity, adding American State Bank & Trust’s 17 Kansas locations to Equity Bank’s current network. Equity and ASB expect to complete the merger in early October 2021.

“American State Bank & Trust is an excellent community bank, and its leadership and customer bases share a like mind with ours, valuing customized personal service, and entrepreneurial spirit,” said Brad Elliott, Chairman and CEO of Equity. “Kansas is home to numerous, thriving communities with customers who desire a community banking approach, and our institutions match up well in terms of mindset and geographic fit. As we welcome new customers in strong markets in north, central and southwest Kansas, we’re eager to serve alongside the dedicated leadership and employees of American State Bank & Trust.”

“We’re fortunate to find a partner that will continue our tradition of innovation for our customers and families throughout our Kansas footprint – and add additional locations, bankers and expertise near our customers’ businesses and homes,” said Lee Borck, Chairman of the Board of ASB. “Our local customers prioritize decision-making with their communities in mind, and value sophisticated technology and delivery that our customers trust. We’re pleased to join a Kansas-based bank who can help our customers continue to grow.”

Under the terms of the merger agreement, ASB will merge with and into Equity, and American State Bank & Trust will subsequently merge with and into Equity Bank in a transaction valued at approximately $73.6 million to common shareholders based on the closing price of Equity’s common stock on April 29, 2021, the date on which both parties agreed to pricing. ASB preferred shares of $6.6 million will also be redeemed upon consummation of the merger. On a pro forma consolidated basis, the combined company would have approximately $5.0 billion in consolidated total assets as of March 31, 2021.

In Kansas, the institution’s combined deposits in-state would rank No. 7 in deposit market share, and No. 4 among banks headquartered in Kansas. The combined institution would rank No. 6 in the Wichita MSA, according to the 2020 FDIC Summary of Deposits as presented by S&P Global.

Equity’s new footprint will encompass 42 locations in Kansas, including five additional locations in Equity’s market of Wichita and the surrounding metropolitan statistical area (“MSA”). ASB’s current footprint complements Equity’s with locations in Great Bend, Salina, Garden City, Belleville, Clyde, Concordia, Holcomb, Larned, Macksville, and St. John, Kansas. Equity’s full network will include 69 bank locations in Kansas, Missouri, Arkansas and Oklahoma.

Equity reported $4.2 billion in consolidated total assets, deposits of $3.6 billion and gross loans of $2.8 billion as of March 31, 2021. ASB had $779 million in consolidated total assets, $653 million in total deposits, including $622 million in core deposits, and $479 million in loans as of March 31, 2021.

“Our dedication to local decision making and community banking remains resolute, and we’ll have additional products, services and capabilities as a result of joining forces,” said Doug Thurman, President & CEO of ASB. “I’m thankful to all of our team members at American State Bank & Trust for serving their customers, time and again, with entrepreneurial spirit. It’s that mindset that matches up well with Equity and will make us a key resource for customers.”

Mr. Thurman and local ASB leaders will continue to serve as part of Equity, as the companies work to combine operations and technology, with locations rebranding as Equity Bank following consummation of the merger.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 05/17/2021

Equity and ASB leadership will work with local markets, customers, and businesses beginning immediately to answer questions and help with customer needs. Upon completion of the merger, current ASB board member Lee Borck will join the Board of Directors of Equity Bancshares, Inc., and fellow ASB Directors Mr. Thurman and Max Nichols will join the Board of Directors of Equity Bank.

“Our footprints mesh together to provide a solid foundation across Kansas for our customers, adding a layer of convenience and expertise for all of us,” said Mr. Elliott. “As we join forces, it’s a homecoming for some of our banking leaders who served as leaders of a Salina-based bank during the 2000s with President and CEO Jim Berglund, who is now an Equity Board member. This team includes Larry Britegam and Trey Mowery of ASB, in addition to myself, Julie Huber, Patrick Harbert, Patrick Salmans, Dale Gottschalk, and John Hanley of Equity. We expect the pairing of community banking talent at our institutions to be a key resource for customers and colleagues.”

The merger announcement occurs after Equity’s recent completion of an FDIC-facilitated acquisition of Almena State Bank in October 2020, adding two locations in Almena and Norton, Kansas. The merger agreement with ASB marks Equity’s 18th business combination since the Company’s founding in 2002, the 10th since Equity’s initial public offering in November 2015, and is the Company’s largest combination effort to date.

The transaction is expected to be approximately 15.9% accretive to Equity’s 2022 earnings per share, excluding the impact of one-time transaction expenses, after giving effect to estimated fully phased-in transaction synergies. Estimated tangible book value per share dilution to Equity is expected to be earned back in less than three years under the crossover method including CECL “Day Two” accounting treatment. The merger is expected to generate an internal rate of return of greater than 20% for Equity.

Equity Bancshares, Inc. was advised by and received fairness opinions on the ASB combination from Stephens Inc. and Norton Rose Fulbright US LLP as legal counsel.

American State Bancshares, Inc. was advised by and received a fairness opinion from D.A. Davidson and Stinson LLP as legal counsel.

Conference Call and Webcast

Equity Bancshares, Inc. will host a conference call on Monday, May 17 at 10 a.m. eastern time (9 a.m. central time) to discuss the merger. Brad Elliott, Chairman and CEO, Eric Newell, EVP and Chief Financial Officer and Craig Anderson, President, all of Equity, will be on the call, joined by Lee Borck, Chairman of the Board of Directors, ASB, and Doug Thurman, President and CEO of ASB for discussion and presentation.

Participants may dial into the call toll-free at (844) 534-7311 from anywhere in the U.S. or (574) 990-1419 internationally, using conference ID no. 9964719. Participants are encouraged to dial into the call approximately 10 minutes prior to the start time. Investors, news media, and other participants may also view the webcast at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until May 24, 2021, accessible at (855) 859-2056 or investor.equitybank.com.

Equity will post presentation slides on its website to be addressed by management during the call. The slides will be available for download on Equity’s website approximately one hour before the start of the call. Please note that slides will not advance automatically if streaming call or listening to conference call audio.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the parent company of Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of March 31, 2021 Equity had $4.2 billion in consolidated total assets, with locations in Kansas, Missouri, Arkansas and Oklahoma, including a corporate office in Wichita and 25 locations in Kansas. Learn more at www.equitybank.com.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 05/17/2021

Equity provides an enhanced banking experience for customers through a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

About American State Bancshares, Inc.

American State Bancshares, Inc. is the holding company of American State Bank & Trust, a community bank with offices throughout Kansas and prioritizing integrity, customer service, teamwork, and community support while serving business, consumer, mortgage and trust customers, through its network of locations in Augusta, Belleville, Clyde, Concordia, Garden City, Great Bend, Holcomb, Larned, Macksville, Rose Hill, St. John, Salina, and its home office of Wichita, Kansas. Learn more at www.asbt.bank.

Important Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Equity intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Equity common stock to be issued to ASB stockholders. The registration statement will include a proxy statement/prospectus, which will be sent to the stockholders of ASB seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EQUITY, ASB AND THE PROPOSED TRANSACTION.

The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

Participants in the Transaction

Equity, ASB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ASB’s stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Equity is set forth in the proxy statement for Equity’s 2021 annual meeting of stockholders filed with the SEC on Schedule 14A on March 18, 2021, and Equity’s annual report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 9, 2021. Free copies of these documents may be obtained free of charge as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

EQUITY BANCSHARES, INC.

PRESS RELEASE - 05/17/2021

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2021 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

###

Media Contact:	Investor Contact:
John J. Hanley	Chris Navratil
SVP, Senior Director of Marketing	SVP - Finance
Equity Bancshares, Inc.	Equity Bancshares, Inc.
(913) 583-8004	(316) 612-6014
jhanley@equitybank.com	cnavratil@equitybank.com

ASB Contact:
Doug Thurman
President & CEO
American State Bank & Trust
(620) 793-5900
dthurman@asbt.bank

Exhibit 99.2

Merger with American State Bancshares, Inc. May 17, 2021

Disclaimers Special Note Concerning Forward-Looking Statements This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “assumes,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include COVID-19 related impacts; competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2021, and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, such as COVID-19, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue. NON-GAAP FINANCIAL MEASURES This presentation contains certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non- GAAP financial measures to GAAP financial measures are provided at the end of this presentation. Numbers in the presentation may not sum due to rounding.

Disclaimers Important Additional Information The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Equity intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Equity common stock to be issued to ASB stockholders. The registration statement will include a proxy statement/prospectus, which will be sent to the stockholders of ASB seeking their approval of the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EQUITY, ASB AND THE PROPOSED TRANSACTION. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000. Participants in the Transaction Equity, ASB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ASB’s stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Equity is set forth in the proxy statement for Equity’s 2021 annual meeting of stockholders filed with the SEC on Schedule 14A on March 18, 2021, and Equity’s annual report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 9, 2021. Free copies of these documents may be obtained free of charge as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

EQBK’s Value Proposition Market Diversification and Strategy for Growth Conservative Credit Culture and Effective Risk Management and Mitigation Robust Funding Capacity, Anchored by a Diverse, Low-Cost Deposit Base Focus on Efficient Performance Throughout our Diversified Business Lines Experienced and Invested Management Team 3

Franchise Overview

Western KS
Hays
Ellis
Hoxie
Quinter
Grinnell
Almena
Norton
Topeka
Downtown Topeka
Topeka - Eighth Street
Topeka - 29th & Gage
Kansas City
Blue Springs
KC Northland
Overland Park 151st
Overland Park Roe
Lee's Summit North
Lee's Summit Downtown
Lee's Summit West
Wichita
Andover
Wichita - Rock Road
Wichita - Waterfront
West Wichita
Western MO
Higginsville
Sweet Springs
Warrensburg North
Knob Noster
Sedalia
Windsor
Clinton
Warsaw Downtown
Southwest KS
Liberal - Lincoln Ave
Liberal - 4th Street
Liberal - Southgate Mall
Liberal - Walmart
Hugoton
KANSAS
MISSOURI
OKLAHOMA
ARKANSAS
Guymon
Guymon
Guymon Main
Guymon Walmart
Cordell
Ozark Mountain
Harrison Downtown
Harrison North
Berryville
Eureka Springs
Pea Ridge
Ponca City - Newkirk
Ponca City - Downtown
Ponca City - Northpark
Ponca City - Plaza
Newkirk
Tulsa
Southeast KS
Independence
Coffeyville
Pittsburg
Neodesha

4

4 Franchise Overview

Equity Bancshares – Company Profile EQBK (Nasdaq ticker) $4.2 Billion Total Assets $443 Million Market Cap (as of 5/14/2021) Deposit franchise: – Kansas (25 branches with $1,653mm in deposits)(1) – Missouri (13 branches with $780mm in deposits)(1) – Oklahoma (10 branches with $521mm in deposits)(1) – Arkansas (5 branches with $380mm in deposits)(1) – Partnership with American State Bank & Trust adds: Kansas (17 branches with $653mm in deposits)(2) Acquisitions, repositioning and organic growth are key elements of the EQBK strategy History of strong asset quality Successfully integrated 17 acquisitions (Since 2003) Completed Initial Public Offering in November 2015 ($50.2 million) 5 Source: S&P Global Market Intelligence, EQBK Management provided information, and FactSet (1) Per SSP Global Market Intelligence and the 2020 FDIC Summary of Deposits (as of June 30, 2020) (2) Deposits to be added with the announced merger with American State Bank & Trust Company, data as of March 31, 2021 (10.00%) 0.00% 10.00% 20.00% 30.00% 40.00% 50.00% 60.00% Dec-20 Feb-21 Apr-21 EQBK (+47.62%) KBW Nasdaq Bank (+39.73%) Nasdaq Bank (+42.83%)

6 Source: S&P Market Intelligence. Equity Bancshares, Inc. operating market reported above includes all bank locations and counties in which Equity Bank operates Diverse market segments with economies based on transportation, manufacturing and healthcare Top employers in the region operate in a diverse array of industries including telecommunications, professional services, aircraft manufacturing, OEM manufacturing and transportation. Equity Bancshares ranks in the Top 10 for market share in 22 of the 27 counties served and ranks in the Top 5 in 19 of those counties. 2/28/2021 2/28/2020 Benton AR 3.7 2.8 Boone AR 4.3 3.6 Carroll AR 5.6 4.0 Butler KS 5.0 3.4 Crawford KS 4.4 4.0 Ellis KS 2.7 2.1 Gove KS 2.6 1.8 Johnson KS 3.7 2.7 Montgomery KS 5.5 4.6 Sedgwick KS 6.8 4.0 Seward KS 3.8 3.1 Shawnee KS 4.5 3.6 Sheridan KS 2.2 2.3 Stevens KS 2.9 3.1 Wilson KS 6.0 4.5 Benton MO 7.2 6.4 Henry MO 5.2 4.4 Jackson MO 5.8 3.9 Johnson MO 5.2 4.3 Lafayette MO 5.2 3.8 Pettis MO 6.2 6.1 Platte MO 4.2 2.7 Saline MO 4.1 4.1 Kay OK 5.4 3.8 Texas OK 2.0 1.7 Tulsa OK 5.5 2.9 Washita OK 6.4 3.8 Unemployment by County (%) Diverse Market Segments Rank Holding Company Number of Branches Total Deposits in Market ($000s) Market Share 1 UMB Financial Corp. (MO) 29 16,885,777 15.54% 2 BOK Financial Corp. (OK) 26 14,127,084 13.00% 3 Bank of America Corporation (NC) 51 9,794,763 9.02% 4 Commerce Bancshares Inc. (MO) 45 9,252,019 8.52% 5 Arvest Bank Group Inc. (AR) 57 6,233,433 5.74% 6 Capitol Federal Financial Inc (KS) 39 5,079,866 4.68% 7 U.S. Bancorp (MN) 55 4,818,286 4.43% 8 INTRUST Financial Corp. (KS) 23 4,731,576 4.36% 9 Equity Bancshares Inc. (KS) 53 3,334,506 3.07% 10 CrossFirst Bankshares Inc. (KS) 4 2,858,351 2.63% 11 Central Bancompany Inc. (MO) 33 1,966,020 1.81% 12 Fidelity Financial Corp. (KS) 14 1,876,120 1.73% 13 Emprise Financial Corp. (KS) 25 1,605,740 1.48% 14 NASB Financial Inc. (MO) 7 1,375,044 1.27% 15 Wells Fargo & Co. (CA) 6 1,337,544 1.23% 16 Midland Financial Co. (OK) 10 1,196,180 1.10% 17 JPMorgan Chase & Co. (NY) 10 1,096,427 1.01% 18 Prosperity Bancshares Inc. (TX) 10 1,080,434 0.99% 19 Valley View Bancshares Inc. (KS) 16 1,074,901 0.99% 20 Bank of Montreal 8 985,448 0.91% Total for Institutions in Market 830 108,643,325 As of June 30, 2020

7 Founded Equity Bank in 2002 2018 EY Entrepreneur of the Year National Finalist 2014 Most Influential CEO, Wichita Business Journal Served as Regional President of Sunflower Bank prior to forming Equity Bank Served as Director of Sales and Marketing for Koch Industries Brad Elliott Chairman & CEO Years at Equity: 19 | Years in Banking: 32 Greg Kossover EVP, COO & CFO Became COO in April 2020 Served as CFO from 2013 to 2020 EQBK Board of Directors, 2011-current Served as president of Physicians Development Group Served as CEO of Value Place, LLC, growing the franchise to more than 150 locations in 25 states Greg Kossover Chief Operating Officer Years at Equity: 8 | Years in Banking: 21 Eric Newell Chief Financial Officer Years at Equity 1 | Years in Banking: 19 Craig Anderson President Years at Equity: 3 | Years in Banking: 39 Became President in April 2020 Served as COO from 2018 to 2020 Joined Equity Bank in March 2018 Served as President of UMBF Commercial Banking More than 38 years of banking experience, concentrated in commercial lending roles Joined Equity Bank in April 2020 Served as CFO at United Bank in Hartford, CT ($7.3B assets) Served as CFO and head of Treasury at Rockville Bank, Glastonbury, Conn. Served as Analyst for AllianceBernstein and Fitch Began career as examiner with FDIC Executive Leadership

8 2009 $8.8MM of TARP issued Opened 2 branches in Overland Park, KS 2014 Repurchased 1.3mm shares Refinanced TARP with Loan Close/Sell 3 branches and opened branch at Waterfront 2012 First Community Bancshares (FCB) merger $20.4M Capital Raise 2011 Repaid TARP with SBLF Purchase of 4 branches from Citizens Bancshares (Topeka) 2003-2004 Acquisition of National Bank of Andover Rebrand as Equity Bank 2005 Purchase of 2 Wichita branches from Hillcrest Bancshares 2006 Charter of FNB of Sarcoxie, MO acquisition Acquisition of Mortgage Centre, LLC Opened 2 branches in MO 2008 Ellis State Bank acquisition (Ellis/Hays) Branch opened in Lee’s Summit, MO 2010 $20.0M Capital Raise to fund growth 2013 Integrate FCB and double earnings CFO and CRO roles filled Implement repositioning initiatives 2007 Signature Bank KC acquisition Phase I Phase II Phase III Start-Up 2003—2007 Growth 2008—2011 Leverage Infrastructure Profitably 2012—2016 2015 First Independence (FFSL) merger IPO 2016 Community First (CFBI) merger Completed $35.4M private placement capital raise (PIPE) Phase IV Platform for Best in Class 2017-present 2017 Closed Prairie State merger (March) Hired CIO: John Blakeney Closed Patriot Bank merger (November) Closed Eastman Bank merger (November) Total Assets $287MM $610MM $2.2B (1) (2) (3) $5.0B (4) 2018 Hired President: Craig Anderson Closed Kansas Bank Corporation merger (May) Closed Adams Dairy Bank merger (May) Closed City Bank and Trust merger (August) 2019 Hired Gaylyn McGregor, Director of ETWM Implemented Q2 digital banking platform Closed acquisition of three branches in Guymon and Cordell, Oklahoma from Mid-First Bank (February) 2020 Hire of Eric Newell as CFO, transition of Greg Kossover to COO and Craig Anderson to President. Consolidated three branches Closed Almena State Bank FDIC assisted transaction Note: Gray shading indicates capital activity (1) Data as of December 31, 2007 (2) Data as of December 31, 2011 (3) Data as of December 31, 2016 (4) As reported for the quarter ended March 31, 2021 and pro forma for American State Bank & Trust transaction Completed $75MM subordinated debt issuance, bolstering capital in uncertain times while not diluting current shareholders Continue Building via Strategic Execution

Proven Track Record of Executing on M&A Since July 2015, EQBK has closed and integrated 9 bank acquisitions First Independence Corp. Community First Bancshares Prairie State Bancshares Eastman National Bancshares Cache Holdings, Inc. Kansas Bank Corporation Adams Dairy Bancshares City Bank & Trust Company Almena State Bank Total Assets ($m) $134 $475 $149 $254 $320 $310 $127 $172 $63 Ann. Date 7/28/2015 7/14/2016 10/20/2016 7/17/2017 7/17/2017 12/18/2017 12/18/2017 6/12/2018 10/23/2020 Closing Date 10/9/2015 11/10/2016 3/10/2017 11/09/2017 11/09/2017 5/4/2018 5/4/2018 8/23/18 10/23/2020 Days to Close 73 119 141 115 115 137 137 72 N/A Days to Convert Converted at Close Converted at Close Converted at Close Converted at Close Converted at Close Converted at Close Converted at Close 80 88 P / TBV (%) 105% 153% 140% 176% 176% 141% 153% 141% N/A P / Earnings 31.5x 10.6x 12.0x 11.8x 12.6x 17.0x 16.7x 15.5x N/A Core Deposit Premium (%) 0.8% 6.7% 6.6% 9.8% 11.0% 6.3% 7.4% 4.5% 1.0% Pricing Multiples EPS Impact (%) Accretive 25% 6% 8% 6% 3% 2% 5% 2% TBV Dil. (%) Accretive (9%) (1%) (3%) (2%) (2%) (1%) (2.8%) Accretive TBV Earnback Bargain Purchase 3.5 yrs 1.3 yrs 2.8 yrs 2.8 yrs 2.8 yrs 2.7 yrs 2.8 yrs Bargain Purchase Transaction Impact 9

Merger with American State Bank & Trust Company (American State Bancshares, Inc.)

Creating Shareholder Value 11 Retention of key local management team members Chairman of ASB to join the EQBK board Similar customer approach, credit culture & operating style Comprehensive due diligence, no concentration concerns Structured within EQBK’s proven merger metrics and through a consistently disciplined approach to maximize value for stakeholders of both companies Leverages EQBK’s operating platform and back-office support Expansions of Wichita MSA market and entry into the Salina, Garden City MSAs and Great Bend via a franchise with high-quality, low-cost stable core deposits

12 Compelling Pro Forma Financial Impact Approximate, expected pro forma metrics based upon modeling (1) As of March 31, 2021 (2) As of expected closing, reflective of modeling estimates through close including the forgiveness of PPP loans Tangible Book Value Impact EPS Accretion Attractive Returns Robust Pro Forma Consolidated Capital(2) Pro Forma Highlights(1) Meaningful Cost Synergies 3.7% dilutive to tangible book value per share at close Tangible book value earn-back period estimated to be approximately 2.9 years, using the cross-over method 15.9% accretive in 2022 ($0.37) 9.0% Tangible Common Equity / Tangible Assets 9.4% Tier 1 Leverage Ratio 12.4% Tier 1 Capital Ratio 15.9% Total Risk-Based Capital Ratio Total assets of $5.0 billion Total deposits of $4.3 billion Cost of deposits of 27 bps Well-diversified loan portfolio 20% + Internal Rate of Return Approximately 34% of ASB’s 2020 operating non-interest expense

13 Total Assets $ 777,142 Gross Loans 4 78,726 Deposits 6 52,536 Loans / Deposits 73.4% % Core Deposits(2) 90.7 ROAA 0.58 % ROAE 4.53 Net Interest Margin 3.11 Efficiency Ratio 73.15 NPAs excl. TDRs / Assets 0.49 % NCOs / Average Loans 0.00 Reserves / NPLs (excl. TDRs) 1.48 x Reserves / Loans 1.17 % American State Bank & Trust – Overview Dollars in thousands. Source: S&P Global Market Intelligence, deposit data per the 2020 FDIC Summary of Deposits (as of June 30, 2020) (1) Data included in Selected Financial Highlights is at the bank level at or for the last twelve months ended March 31, 2021 (2) Core deposits defined as all deposits, excluding CDs >$100,000 (3) Includes $594 million of EQBK deposits in the Wichita MSA American State Bank & Trust Company is headquartered in Wichita, KS Was founded in 2001 and operates 17 branches throughout Kansas Funding is primarily comprised of attractive core deposits in stable markets Conservative credit culture with excellent asset quality Significant ASB insider ownership remains invested in EQBK while key leaders continue to operate as part of EQBK American State Bank & Trust (17) Branch Deposits Market Share Rank Market Count ($000) (%) (#) Wichita MSA 5 199,240 1.04 14 Pro Forma Wichita MSA (3) 9 792,993 4.14 6 Great Bend MSA 2 146,515 1 2.36 3 Salina MSA 2 9 6,904 4.90 7 Garden City MSA 2 7 7,850 8.28 5 South Central Kansas 3 5 8,126 1 7.49 3 North Central Kansas 3 4 9,927 1 0.12 4 Total American State Bank & Trust 17 628,562 American State Bank & Trust Footprint Selected Financial Highlights(1) Overview Deposit Market Share by Market

Strong Pro Forma Franchise

Pro Forma Branch Footprint

EQBK
American State Bank & Trust
KANSAS
OKLAHOMA
Garden City
Dodge City
Hays
Hutchinson
Manhattan
Topeka
Emporia
Olathe
Kansas City
Enid
Stillwater
Oklahoma City
Bartlesville
Muskogee
Fort Smith
Springfield

Wichita, KS MSA Market Share

Kansas Deposit Market Share

Notable Employers in Wichita MSA

Pfizer
Cargill
AIRBUS
Wichita State University
KOCH INDUSTRIES INC.
Beechcraft
Cessna
Hawker
TEXTRON AVIATION

14

Branch Desposits in Market Market Share Rank Institution (ST) Count ($000) (%) 1 INTRUST Financial Corp. (KS) 23 4,941,993 25.81 2 Bank of America Corporation (NC) 11 3,252,326 16.98 3 Fidelity Financial Corp. (KS) 14 1,876,120 9.80 4 Emprise Financial Corp. (KS) 24 1,485,049 7.76 5 Commerce Bancshares Inc. (MO) 9 1,145,953 5.98 6 Pro Forma EQBK 9 792,993 4.14 8 Standalone EQBK (KS) 4 593,753 3.10 14 Standalone American State Bancshares Inc. (KS) 5 199,240 1.04 14 Strong Pro Forma Franchise Source: S&P Global Market Intelligence, deposit data per the 2020 FDIC Summary of Deposits (as of June 30, 2020) (1) Pro forma does not reflect purchase accounting or merger adjustments; financial data as of March 31, 2021 EQBK American State Bank & Trust ($ in millions) EQBK ASB&T Pro Forma(1) Locations 52 17 69 Assets $4,196 $777 $4,973 Gross Loans HFI $2,796 $479 $3,275 Deposits $3,635 $653 $4,288 Branch Desposits in Market Market Share Rank Institution (ST) Count ($000) (%) 1 Capitol Federal Financial Inc (KS) 50 6,109,911 6.91 2 Bank of America Corporation (NC) 25 5,924,923 6.70 3 INTRUST Financial Corp. (KS) 33 5,596,393 6.33 4 Commerce Bancshares Inc. (MO) 39 4,478,277 5.07 5 U.S. Bancorp (MN) 29 3,331,225 3.77 7 Pro Forma EQBK 42 2,281,841 2.58 11 Standalone EQBK (KS) 2 5 1,653,279 1.87 34 Standalone American State Bancshares Inc. (KS) 1 7 628,562 0.71 Pro Forma Branch Footprint Wichita, KS MSA Market Share Kansas Deposit Market Share Notable Employers in Wichita MSA

Salina MSA Salina is located at the Junction of I-135 and I-70 and serves as the economic, educational, and logistical hub of central Kansas The Salina MSA enjoys a diverse economy with strengths in the manufacturing, agricultural, educational, aviation, and alternative energy sectors Home to Kansas Wesleyan University, Salina Area Technical College, and Kansas State Polytechnic College, which hosts one of only 12 Federal Aviation Administration research facilities in the United States Regional aviation hub serving as a civilian and military training area and with regular commercial passenger service from United Airlines Garden City MSA Garden city serves as an agricultural and manufacturing hub The city boasts a strong beef industry presence with Tyson employing over 3,000 people in its Garden City meat packing plant and with several large feedlots located in the area Great Bend MSA Great Bend is the historic center of the Kansas oil & gas industry; Great Bend has a strong economy with strengths in the energy, manufacturing, agriculture, and government sectors Nearby Barton Community College has an enrollment of over 6,000 students North Central & South Central Kansas Cloud, Pawnee, Republic, and Stafford counties These rural communities are representative of Kansas’ strong agricultural sector and boast a vibrant network of small businesses 15 American State Bank & Trust – Market Expansion Sources: S&P Global Market Intelligence, Salina Economic Development, Garden City Economic Development, Great Bend Chamber of Commerce, Cloud County, Pawnee County, Republic County, and Stafford County Market Overview Notable Employers

16 Transaction Overview Source: EQBK Management and ASB Management (1) Based on the spot price for EQBK shares of $29.59 as of April 29, 2021, the date both parties agreed to pricing (2) ASB tangible book value is consolidated and as of March 31, 2021 (3) ASB 2021 estimated net income is based on annualized results as of March 31, 2021 (4) Core deposits exclude CDs > $100,000 (5) Core deposit premium is calculated as the aggregate transaction value less tangible common equity as a percentage of total core deposits, as defined above, as of March 31, 2021 Structure Exchange Ratio Pricing Capital Ratios Pro Forma Ownership Governance & Management Approval & Closing EQBK to acquire 100% of American State Bancshares, Inc. (“ASB”) American State Bank & Trust to merge into Equity Bank 100% Stock Consideration Fixed Exchange Ratio (assuming no purchase price adjustment) ASB shareholders expected to receive approximately 2.4656 shares of EQBK for each ASB share Approximately 85% EQBK / 15% ASB ASB Chairman to join the EQBK board Key ASB management to join EQBK Deal value of approximately $73.6 million(1) P/TBV = 111% based on March 31, 2021 tangible book value at announcement(1)(2) 19.2x 2021 estimated net income to common, 10.9x 2021 estimated net income to common including cost savings (as defined on the following slide)(1)(3) Core deposit premium of 1.2%(1)(4)(5) Contingent on ASB shareholder approval and customary regulatory approvals EQBK remains well-capitalized based on all regulatory capital ratios

Key Transaction Assumptions 17 Cost Savings One-time Merger Expenses Loan Mark Minimum Equity Core Deposit Intangible Operation and Conversion Identified fully phased-in cost savings of ~$5.8 million Approximately 34% of ASBs operating non-interest expense 50% realized in 2021, 100% realized in 2022 Revenue enhancements were not modeled Approximately $11.2 million pre-tax Core deposit intangible of 0.60% of ASB’s core deposits ($3.2 million), amortized over 7 years using sum-of-years digits Gross loan credit mark of $13.5 million, or 2.93% of Loans HFI (excluding PPP) PCD loan credit mark of $9.0 (recorded as ACL) Non-PCD loan credit mark of $4.5 million, accreted over expected loan maturities Non-PCD reserve of $4.5 million established day 2 through provision expense American State Bank & Trust will merge, convert and integrate into Equity Bank during Q4 2021 ASB to deliver minimum tangible common equity of $60.5 million Redemption of $6.6 million of ASB preferred stock

Pro Forma Loan and Deposit Composition

Loan Mix

EQBK Standalone

Total: $2,796 million

Cons. & Other 6%
Resi. RE 22%
C&I 29%
Const. & Land 5%
Comm. RE & Multi 38%

Yield on Loans: 4.53%

ASB&T Standalone

Total: $479 million

Cons. & Other 17%
Resi. RE 10%
C&I 17%
Const. & Land 4%
Comm. RE & Multi 52%

Yield on Loans: 4.28%

Pro Forma

Total: $3,275 million

Cons. & Other 8%
Resi. RE 20%
C&I 27%
Const. & Land 5%
Comm. RE & Multi 40%

Yield on Loans: 4.50%

Deposit Mix

EQBK Standalone

Total: $3,635 million

Jumbo CDs 4%
Retail CDs 12%
NIB Demand 28%
Savings & MMDA 46%
NOW & Other Trans. 10%

Cost of Deposits: 0.27%

ASB&T Standalone

Total: $653 million

Jumbo CDs 5%
Retail CDs 12%
NIB Demand 25%
Savings & MMDA 34%
NOW & Other Trans. 24%

Cost of Deposits: 0.28%

Pro Forma

Total: $4,288 million

Jumbo CDs 5%
Retail CDs 12%
NIB Demand 27%
Savings & MMDA 44%
NOW & Other Trans. 12%

Cost of Deposits: 0.27%

18

NIB Demand 28% NOW & Other Trans. 10% Savings & MMDA 46% Retail CDs 12% Jumbo CDs 4% NIB Demand 25% NOW & Other Trans. 24% Savings & MMDA 34% Retail CDs 12% Jumbo CDs 5% NIB Demand 27% NOW & Other Trans. 12% Savings & MMDA 44% Retail CDs 12% Jumbo CDs 5% Resi. RE 22% Comm. RE & Multi 38% Const. & Land 5% C&I 29% Cons. & Other 6% Resi. RE 10% Comm. RE & Multi 52% Const. & Land 4% C&I 17% Cons. & Other 17% Resi. RE 20% Comm. RE & Multi 40% Const. & Land 5% C&I 27% Cons. & Other 8% Pro Forma Loan and Deposit Composition 18 Deposit Mix Loan Mix Total: $2,796 million Total: $479 million Total: $3,275 million Total: $3,635 million Total: $653 million Total: $4,288 million Yield on Loans: 4.53% Yield on Loans: 4.28% Cost of Deposits: 0.27% Cost of Deposits: 0.28% Source: S&P Global Market Intelligence Note: Bank-level regulatory data as of Q1-2021; yield and cost for Q1-2021; pro-forma does not reflect purchase accounting or merger adjustments Yield on Loans: 4.50% Cost of Deposits: 0.27% EQBK Standalone ASB&T Standalone Pro Forma

19 Benefits to the Combined Stakeholders Shareholders Customers Employees Strategically and financially attractive transaction Successful board and management teams with strong community ties Improved liquidity for ASB shareholders Opportunity for increased shareholder value for both companies Community banking model with a focus on serving clients Addition of branch presence in Wichita and throughout Kansas Ability to provide enhanced products and services with larger lending limits Community bank market leader in Kansas, Missouri, Arkansas and Oklahoma Similar cultures and markets allows for a simplified employee transition Long-term dedicated management and leadership teams Larger size increases public identity and recruiting capability

Summary

● New

Wichita – Ridge	Garden City
Wichita – Douglas	Macksville
Wichita – Webb	St. John
West Wichita	Belleville
Rose Hill	Clyde
Augusta	Concordia
Great Bend – McKinley	Salina – Santa Fe Ave
Great Bend – Main	Salina – Ohio Street
Holcomb	

KANSAS

20

Summary 20 American State joins Equity franchise allowing for continued growth and development of products and services Strategic acquisition that enhances franchise value through expansion into attractive Kansas markets and is consistent with business plan and shareholder value proposition Integration experience and retention of experienced and talented local management assures low execution risk Remain well-positioned for future opportunities Clear execution pathway combined with compelling transaction economics with attractive EPS accretion and anticipated shareholder returns Wichita – Ridge Wichita – Douglas Wichita – Webb West Wichita Rose Hill Augusta Great Bend – McKinley Great Bend – Main Holcomb Garden City Macksville St. John Belleville Clyde Concordia Salina – Santa Fe Ave Salina – Ohio Street New

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